   As filed with the Securities and Exchange Commission on June 29, 2001
                           Registration No.

                     SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                  FORM S-6
                  FOR REGISTRATION UNDER THE SECURITIES ACT
                  OF 1933 OF SECURITIES OF UNIT INVESTMENT
                      TRUSTS REGISTERED ON FORM N-8B-2

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                         (Exact Name of Registrant)

                   GENERAL AMERICAN LIFE INSURANCE COMPANY
                700 Market Street, St. Louis, Missouri 63101
        (Name and Address of Principal Executive Office of Depositor)

                       Christopher A. Martin, Esquire
                     Metropolitan Life Insurance Company
                700 Market Street, St. Louis, Missouri 63101
             (Name and Address of Agent for Service of Process)

                                  Copy to:
                          Stephen E. Roth, Esquire
                        Sutherland, Asbill & Brennan
                        1275 Pennsylvania Ave., N.W.
                          Washington, DC 20004-2404

Title of Securities Being Registered: The variable portion of flexible
                                      --------------------------------
premium variable life insurance contracts called Executive Benefit Flexible
---------------------------------------------------------------------------
Premium Variable Life Insurance.
--------------------------------

Approximate Date of Proposed Public Offering: As soon as practical after the
                                              ------------------------------
effective date of this Registration Statement.
----------------------------------------------

The Registrant intends to amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or on such date as the Commission, acting pursuant to said Section 8(a), may determine that the Registration Statement shall become effective.

                              EXECUTIVE BENEFIT
               FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                                  ISSUED BY
                   GENERAL AMERICAN LIFE INSURANCE COMPANY
                              700 MARKET STREET
                             ST. LOUIS, MO 63101
                               (314) 231-1700



This Prospectus describes an individual flexible premium variable life insurance Policy ("the Policy") offered by General American Life Insurance Company ("General American" or "the Company"). The Policy is designed to provide lifetime insurance protection and to provide maximum flexibility to vary premium payments and change the level of death benefits payable under the Policy. This flexibility allows you to provide for changing insurance needs under a single insurance policy. You also have the opportunity to allocate Net Premiums among several investment portfolios with different investment objectives.

The Policy provides:
(1)  a Cash Surrender Value that can be obtained by surrendering the Policy;
(2)  Policy Loans; and
(3)  a death benefit payable at the Insured's death.
As long as a Policy remains in force before the Insured's Attained Age 100, the death benefit will be at least the current Face Amount of the Policy. A Policy will remain in force as long as its Cash Value, less any Indebtedness, is sufficient to pay the monthly charges.

After the end of the "Right to Examine Policy" period, you may allocate the Net Premiums to one or more of the Divisions of General American Separate Account Eleven ("the Separate Account") or to General American's General Account.

You will find a list of the Funds in the Separate Account, the fund managers, and the investment objectives in the Summary on page 16. Note that investment results in the Separate Account are not guaranteed -- you may either make money or lose money. Depending on investment results, the policy could lapse or the death benefit could change. The Prospectus of each Fund contains a full description of the Fund, including the investment policies, restrictions, risks, and charges. You should receive a Prospectus for each Fund along with this Prospectus for the Policy.

In most policies you may also invest all or part of your cash value in the General Account, which guarantees at least 3% interest.

It may not be advantageous to purchase a Policy as a replacement for another type of life insurance or as a means to obtain additional insurance protection if the purchaser already owns another flexible premium variable life insurance policy.

The Company offers other variable life insurance products which may or may not better match your needs or interest.

These securities have not been approved or disapproved by the Securities and Exchange Commission nor has the Commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Please read this Prospectus carefully and keep it for future reference. The date of this Prospectus is August 1, 2001. The Policies are not available in all states.

This prospectus does not constitute an offering in any jurisdiction in which such offering may not be lawfully made. No dealer, salesman, or other person is authorized to give any information or make any representations in connection with this offering other than those contained in this prospectus, and, if given or made, such other information or representations must not be relied upon.



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

                                             TABLE OF CONTENTS

                                                                                                      Page
Summary..................................................................................................1
Definitions.............................................................................................14
The Company and the Separate Account....................................................................15
    The Company
    The Separate Account
    General American Capital Company
    American Century Variable Portfolios
    J.P. Morgan Series Trust II
    Fidelity Variable Insurance Products Fund
    Fidelity Variable Insurance Products Fund II
    Fidelity Variable Insurance Products Fund III
    Van Eck Worldwide Insurance Trust
    SEI Investments Management Corporation
    Metropolitan Series Fund
    New England Zenith Fund
    Met Investors Series Trust
Addition, Deletion, or Substitution of Investments......................................................22
Policy Benefits.........................................................................................22
    Death Benefit
    Cash Value
Policy Rights...........................................................................................26
    Loans
    Surrender, Partial Withdrawals and Pro Rata Surrender
    Transfers
    Portfolio Rebalancing
    Dollar Cost Averaging
    Right to Examine Policy
    Death Benefit at Attained Age 100
Payment and Allocation of Premiums......................................................................31
    Issuance of a Policy
    Premiums
    Allocation of Net Premiums and Cash Value
    Policy Lapse and Reinstatement
Charges and Deductions..................................................................................33
    Premium Expense Charges
    Monthly Deduction
    Separate Account Charges
Dividends...............................................................................................36
The General Account.....................................................................................36
General Matters.........................................................................................37
Distribution of the Policies............................................................................40
Federal Tax Matters.....................................................................................41
Unisex Requirements Under Montana Law ..................................................................44
Safekeeping of the Separate Account's Assets............................................................44
Voting Rights...........................................................................................44
State Regulation of the Company.........................................................................45
Management of the Company...............................................................................46
Legal Matters...........................................................................................50
Legal Proceedings.......................................................................................50
Experts.................................................................................................50
Additional Information..................................................................................50
Financial Statements....................................................................................50
Appendix A - Illustration of Death Benefits and Cash Values.............................................51

                                   SUMMARY

THROUGHOUT THIS SUMMARY, THE TERMS "YOU" AND "YOUR" REFER TO THE OWNER OF THE POLICY. THE OWNER MAY OR MAY NOT BE THE PERSON INSURED UNDER THE POLICY. THE TERMS "WE," "US," AND "OUR" REFER TO GENERAL AMERICAN LIFE INSURANCE COMPANY.

THE INFORMATION IN THIS SECTION IS JUST A SUMMARY, WRITTEN IN "LAYMEN'S TERMS" TO HELP YOU UNDERSTAND THE POLICY. HOWEVER, BOTH YOUR POLICY AND THIS PROSPECTUS ARE LEGAL DOCUMENTS. IF YOU HAVE QUESTIONS ABOUT THEM, YOU SHOULD CONTACT YOUR AGENT OR OTHER COMPETENT PROFESSIONAL ADVISERS.

IN PREPARING THIS SUMMARY, WE ASSUME THAT THE POLICY IS IN FORCE, AND THAT YOU HAVE NOT BORROWED ANY OF THE CASH VALUE.

THE POLICY. You are purchasing a life insurance policy. Like many life insurance policies, it has both a death benefit and a cash value. The death benefit is the amount of money that we will pay to the beneficiary if the person insured under the policy dies while the policy is in force. The cash value is the amount of money accumulated in your policy as an investment at any time. The cash value consists of the premiums you have paid, reduced by the expenses deducted for operation of the policy, and either increased or decreased by investment results.

You have certain rights, including the right to borrow or withdraw money from the policy's cash value and the right to select the funds in which you will invest your premiums.

You have the right to review the policy and decide whether you want to keep it. If you decide not to keep the policy, you may return it to us or to your agent during the "Right to Examine Policy Period." This period is sometimes referred to as the "Free Look Period." It normally ends on the later of:
     1.   twenty days after you receive the policy or
     2.   forty-five days after you signed the application.
In some states the period may be longer. Your agent can tell you if this is the case.

During the "Right to Examine Policy Period" we will hold any premiums you have paid in the money market fund. If you return the policy before the end of the free look period, we will cancel the policy and return any premiums you have paid. (For policies issued in Kansas, the rules are different. Your agent can provide you with the details.) (See Policy Rights - Right to Examine Policy.)

When the "Right to Examine Policy Period" ends, we will deduct any charges due and transfer the rest of the money (your "net premium") into the investment funds that you have selected. We will continue to transfer future net premiums into the investments that you select as soon as we receive the premiums.

The policy is a "flexible premium" policy. This means that you may, within limits described below, make premium payments at any time and in any amount you choose. You do not have to make premium payments according to a fixed schedule, although you may choose to do so.

There are limits on the amount that you may pay into the policy without creating tax consequences. If you make a premium payment that exceeds the limit, we will notify you and offer to refund the excess paid.

We will deduct certain expenses from your cash value. These expenses are described below. In addition, your cash value may increase or decrease, depending on the investment experience of the funds you select. Because it is possible for your cash value to decrease, you may have to pay additional premiums in order to keep the policy in force.

As long as the cash value, less any indebtedness, is sufficient to pay the monthly charges, your death benefit will always be at least the face amount of your policy, minus any amount that you have borrowed from the policy. The face amount of your policy means the amount of insurance that you have purchased. It is shown on the specifications page of your policy.

We will notify you if your cash value, less any indebtedness, is not enough to pay the monthly charges. If that happens, you will have 62 days to make a premium payment big enough to bring your cash value up to the amount required to pay the charges. If you make the premium payment, the policy will stay in force. If you don't, the policy will lapse, or terminate with no value. (See Payment and Allocation of Premiums - Policy Lapse and Reinstatement.)

INVESTING YOUR CASH VALUE. You may tell us to invest your cash value in either the general account or the separate account, or you may split your cash value between them.

THE GENERAL ACCOUNT. The general account is an interest-bearing account. Money in the general account is guaranteed to earn at least 3% interest, and it may earn more. General American determines the current interest rate from time to time, and we will notify you in advance of any changes. We have the



                                     1

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right to limit the amount of money that you may put into the general account.

THE SEPARATE ACCOUNT. The separate account consists of divisions, which represent different types of investments. Each division may either make money or lose money. Therefore if you invest in a division of the separate account, you may either make money or lose money, depending on the investment experience of that division. There is no guaranteed rate of return in the separate account.

The divisions of the separate account represent investment funds run by various investment companies. The investment companies hire advisers to operate or advise on the day-to-day operation of the funds.

The following list shows the investment companies whose funds are available under the policy, along with the managers or advisers and the divisions that they oversee.

--------------------------------------------------------
     INVESTMENT COMPANY              INVESTMENT
                                  MANAGER/ADVISER
--------------------------------------------------------
General American              Conning Asset
Capital Company               Management Company
--------------------------------------------------------
American Century              American Century
Variable Portfolios           Investment Management,
                              Inc.
--------------------------------------------------------
J.P. Morgan Series Trust      J.P. Morgan Investment
II                            Management, Inc.
--------------------------------------------------------
Fidelity Investments          Fidelity Management &
Variable Insurance            Research Company
Products Fund
--------------------------------------------------------
Fidelity Investments          Fidelity Management &
Variable Insurance            Research Company
Products Fund II
--------------------------------------------------------
Fidelity Investments          Fidelity Management &
Variable Insurance            Research Company
Products Fund II
--------------------------------------------------------
Van Eck Global                Van Eck Associates
Worldwide Insurance           Corporation
Trust
--------------------------------------------------------
SEI Insurance Products        SEI Investments
Trust                         Management Company
--------------------------------------------------------
Metropolitan Series           MetLife Advisers, LLC
Fund, Inc.
--------------------------------------------------------
New England Zenith            MetLife Advisers, LLC
Fund                          (formerly known as New
                              England Investment
                              Management, Inc.)
--------------------------------------------------------
Met Investors Series          Met Investors Advisory
Trust                         Corp.
--------------------------------------------------------

These investment funds have different investment goals and strategies, which we have summarized in the following table. You should review the prospectus of each fund, or seek professional guidance in determining which fund(s) best meet your objectives.

-----------------------------------------------------------------------------------------------------------------------
        INVESTMENT                   FUND                 INVESTMENT                        OBJECTIVE
        ----------                   ----                 ----------                        ---------
          MANAGER                    NAME                    TYPE
          -------                    ----                    ----
-----------------------------------------------------------------------------------------------------------------------
          Conning             S&P 500 Index Fund       Growth & Income      To provide long-term capital appreciation
     Asset Management                                                       that parallels the return of the stock
          Company                                                           market as a whole, as represented by the
                                                                            Standard and Poor's 500 Stock Index.
-----------------------------------------------------------------------------------------------------------------------
          Conning                Money Market            Money Market       To obtain the highest level of current
     Asset Management                Fund                                   income consistent with the preservation of
          Company                                                           capital and maintenance of liquidity.
-----------------------------------------------------------------------------------------------------------------------
          Conning               Bond Index Fund        Corporate Bonds      To provide a rate of return that reflects
     Asset Management                                                       the performance of the Government and
          Company                                                           Corporate bond markets as a whole, as
                                                                            measured by the Lehman Brothers
                                                                            Government/Corporate Bond Index.
-----------------------------------------------------------------------------------------------------------------------
                                     2

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
-----------------------------------------------------------------------------------------------------------------------
        INVESTMENT                   FUND                 INVESTMENT                        OBJECTIVE
        ----------                   ----                 ----------                        ---------
          MANAGER                    NAME                    TYPE
          -------                    ----                    ----
-----------------------------------------------------------------------------------------------------------------------
          Conning              Asset Allocation            Balanced         To obtain a high rate of long-term
     Asset Management                Fund                                   return, composed of capital growth and
          Company                                                           income payments.
-----------------------------------------------------------------------------------------------------------------------
          Conning             Managed Equity Fund           Growth          To obtain long-term capital growth
     Asset Management                                                       through investment in U.S. common stocks.
          Company
-----------------------------------------------------------------------------------------------------------------------
          Conning             International Index          Growth:          To obtain investment results that
     Asset Management                Fund            International Stock    parallel the price and yield performance
          Company                                                           of foreign publicly-traded common stocks
                                                                            in the Morgan Stanley Capital
                                                                            International, Europe, Australia, and Far
                                                                            East Index ("EAFE Index").
-----------------------------------------------------------------------------------------------------------------------
          Conning             Mid-Cap Equity Fund           Growth          To obtain long-term capital appreciation
     Asset Management                                                       through investment primarily in common
          Company                                                           stocks of companies with medium market
                                                                            capitalizations of comparable size to
                                                                            companies in the Russell Midcap(TM) Growth
                                                                            Index at the time of the Fund's
                                                                            investment.
-----------------------------------------------------------------------------------------------------------------------
          Conning            Small-Cap Equity Fund     Aggressive Growth    To provide a long-term growth of capital
     Asset Management                                                       through investment primarily in the
          Company                                                           common stock of companies no larger than
                                                                            the largest companies in the Russell
                                                                            2000(R) Value Index.
-----------------------------------------------------------------------------------------------------------------------
   Fidelity Management &       Growth Portfolio             Growth          To seek capital appreciation, normally
     Research Company                                                       through purchases of common stocks,
                                                                            although its investments are not
                                                                            restricted to any one type of security.
-----------------------------------------------------------------------------------------------------------------------
   Fidelity Management &         Equity-Income         Growth & Income      To seek reasonable income by investing
     Research Company              Portfolio                                primarily in income-producing equity
                                                                            securities.
-----------------------------------------------------------------------------------------------------------------------
   Fidelity Management &      Overseas Portfolio           Growth:          To seek long-term growth of capital
     Research Company                                International Stock    primarily through investment in foreign
                                                                            securities.
-----------------------------------------------------------------------------------------------------------------------
   Fidelity Management &         Asset Manager            Balanced          To seek a high total return with reduced
     Research Company              Portfolio                                risk over the long-term by allocating its
                                                                            assets among domestic and foreign stocks,
                                                                            bonds, and short-term fixed income
                                                                            instruments.
-----------------------------------------------------------------------------------------------------------------------
   Fidelity Management &          High Income          High Yield Bond      To seek a high level of current income by
     Research Company              Portfolio                                investing primarily in high yielding,
                                                                            lower-rated, fixed income securities, while
                                                                            also considering growth of capital.
-----------------------------------------------------------------------------------------------------------------------



                                     3

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
-----------------------------------------------------------------------------------------------------------------------
       INVESTMENT                    FUND                 INVESTMENT                        OBJECTIVE
       ----------                    ----                 ----------                        ---------
        MANAGER                      NAME                    TYPE
        -------                      ----                    ----
-----------------------------------------------------------------------------------------------------------------------
  Fidelity Management &        Mid Cap Portfolio     Long-Term Growth of    To seek long-term growth by investing
    Research Company                                      Capital           primarily in common stocks, with at least
                                                                            65% of total assets in securities of
                                                                            companies with medium market
                                                                            capitalizations, similar to those in the S&P
                                                                            MidCap 400. The fund may potentially invest
                                                                            in domestic and foreign companies with
                                                                            smaller or larger market capitalizations,
                                                                            investing in "growth" and/or "value" stocks.
                                                                            The fund selects investments by using
                                                                            fundamental analysis of each issuer's
                                                                            financial condition and industry position
                                                                            and market and economic conditions.
-----------------------------------------------------------------------------------------------------------------------
    Van Eck Associates          Worldwide Hard        Aggressive Growth:    To seek long-term capital appreciation by
        Corporation               Assets Fund             Specialty         investing in equity and debt securities of
                                                                            companies engaged in the exploration,
                                                                            development, production, and distribution
                                                                            of gold and other natural resources such as
                                                                            strategic and other metals, minerals,
                                                                            forest products, oil, natural gas, and
                                                                            coal.
-----------------------------------------------------------------------------------------------------------------------
    Van Eck Associates        Worldwide Emerging      Aggressive Growth:    To obtain long-term capital appreciation by
        Corporation              Markets Fund        International Stock    investing in equity securities in emerging
                                                                            markets around the world. The Fund
                                                                            emphasizes primarily investment in
                                                                            countries that, compared to the world's
                                                                            major economies, exhibit relatively low
                                                                            gross national product per capita, as well
                                                                            as the potential for rapid economic growth.
-----------------------------------------------------------------------------------------------------------------------
  J.P. Morgan Investment        Bond Portfolio         Growth & Income      To provide a high total return consistent
     Management, Inc.                                                       with moderate risk of capital and
                                                                            maintenance of liquidity.
-----------------------------------------------------------------------------------------------------------------------
  J.P. Morgan Investment         Small Company        Aggressive Growth     To provide high total return from a
     Management, Inc.              Portfolio                                portfolio of equity securities of small
                                                                            companies.  The Fund primarily invests in
                                                                            small and medium sized U.S. companies
                                                                            with market capitalizations less than $2
                                                                            billion.
-----------------------------------------------------------------------------------------------------------------------
     American Century           Income & Growth       Growth & Income       To attain long-term growth of capital as
        Investment                   Fund                                   well as current income. The Fund pursues a
     Management, Inc.                                                       total return and dividend yield that
                                                                            exceeds those of the S&P 500 by investing
                                                                            in stocks of companies with strong dividend
                                                                            growth potential.
-----------------------------------------------------------------------------------------------------------------------



                                     4


-----------------------------------------------------------------------------------------------------------------------
        INVESTMENT                   FUND                 INVESTMENT                        OBJECTIVE
        ----------                   ----                 ----------                        ---------
          MANAGER                    NAME                    TYPE
          -------                    ----                    ----
-----------------------------------------------------------------------------------------------------------------------
     American Century          International Fund     Aggressive Growth:    To obtain capital growth over time by
Investment Management, Inc.                          International Stock    investing in common stocks of foreign
                                                                            companies considered to have
                                                                            better-than-average prospects for
                                                                            appreciation. Because this Fund invests in
                                                                            foreign securities, a higher degree of
                                                                            short-term price volatility, or risk, is
                                                                            expected due to factors such as currency
                                                                            fluctuation and political instability.
-----------------------------------------------------------------------------------------------------------------------
     American Century             Value Fund               Growth           To attain long-term capital growth, with
Investment Management, Inc.                                                 income as a secondary objective. The Fund
                                                                            invests primarily in equity securities of
                                                                            well-established companies that are
                                                                            believed by management to be undervalued at
                                                                            the time of purchase.
-----------------------------------------------------------------------------------------------------------------------
SEI Investments Management   Large Cap Value Fund    Long-Term Growth of    Utilizing multiple specialist
        Corporation                                  Capital and Income     sub-advisers that manage in a value
                                                                            style, the Fund invests in large cap
                                                                            income-producing U.S. common stocks.
-----------------------------------------------------------------------------------------------------------------------
SEI Investments Management   Large Cap Growth Fund   Capital Appreciation   Utilizing multiple specialist
        Corporation                                                         sub-advisers that manage in a growth
                                                                            style, the Fund invests in large cap U.S.
                                                                            common stocks.
-----------------------------------------------------------------------------------------------------------------------
SEI Investments Management   Small Cap Value Fund    Capital Appreciation   Utilizing multiple specialist
        Corporation                                                         sub-advisers that manage in a value
                                                                            style, the Fund invests in common stocks
                                                                            of smaller U.S. companies.
-----------------------------------------------------------------------------------------------------------------------
SEI Investments Management   Small Cap Growth Fund    Long-Term Capital     Utilizing multiple specialist
        Corporation                                      Appreciation       sub-advisers that manage in a growth
                                                                            style, the Fund invests in common stocks
                                                                            of smaller U.S. companies.
-----------------------------------------------------------------------------------------------------------------------
SEI Investments Management   International Equity    Capital Appreciation   Utilizing multiple specialist sub-advisers,
        Corporation                 Fund                                    the Fund invests in equity securities of
                                                                            foreign companies.
-----------------------------------------------------------------------------------------------------------------------
SEI Investments Management     Emerging Markets      Capital Appreciation   Utilizing multiple specialist sub-advisers,
        Corporation              Equity Fund                                the Fund invests in equity securities of
                                                                            emerging markets companies.
-----------------------------------------------------------------------------------------------------------------------
SEI Investments Management     Core Fixed Income      Current Income and    Utilizing multiple specialist sub-advisers
        Corporation                  Fund               Preservation of     that have fixed income investment
                                                            Capital         expertise, the Fund invests in investment
                                                                            grade U.S. fixed income securities.
-----------------------------------------------------------------------------------------------------------------------



                                     5


-----------------------------------------------------------------------------------------------------------------------
        INVESTMENT                   FUND                 INVESTMENT                        OBJECTIVE
        ----------                   ----                 ----------                        ---------
          MANAGER                    NAME                    TYPE
          -------                    ----                    ----
-----------------------------------------------------------------------------------------------------------------------
SEI Investments Management    High Yield Bond Fund        Total Return      Utilizing a specialist sub-adviser that
       Corporation                                                          has high yield investment expertise, the
                                                                            Fund invests in high yield, high risk
                                                                            securities.
-----------------------------------------------------------------------------------------------------------------------
SEI Investments Management    International Fixed     Capital Appreciation  Utilizing a specialist sub-adviser, the
       Corporation                Income Fund          and Current Income   Fund invests in investment grade fixed
                                                                            income securities of foreign government and
                                                                            corporate issuers.
-----------------------------------------------------------------------------------------------------------------------
SEI Investments Management     Emerging Markets           Total Return      Utilizing a specialist sub-adviser, the
       Corporation                 Debt Fund                                Fund invests U.S. dollar denominated debt
                                                                            in securities of emerging market issuers.
-----------------------------------------------------------------------------------------------------------------------
   MetLife Advisers, LLC        Janus Mid-Cap       Long-Term Growth of     The Portfolio normally invests at least 65%
                                  Portfolio               Capital           of its total assets in common stocks of
                                                                            medium capitalization companies selected
                                                                            for their growth potential. The portfolio
                                                                            manager defines medium capitalization
                                                                            ("mid-cap") companies as those whose market
                                                                            capitalization falls within the range of
                                                                            companies included in the S&P MidCap 400
                                                                            Index at the time of the purchase.
-----------------------------------------------------------------------------------------------------------------------
   MetLife Advisers, LLC        Janus Growth        Long-Term Growth of     The portfolio invests primarily in common
                                  Portfolio               Capital           stocks selected for their growth potential.
                                                                            The portfolio may invest in companies of
                                                                            any size, from larger, well established
                                                                            companies to smaller, emerging growth
                                                                            companies. It may invest without limit in
                                                                            foreign equity and debt securities, and
                                                                            less than 35% of its net assets in
                                                                            high-yield/high-risk bonds.
-----------------------------------------------------------------------------------------------------------------------
   MetLife Advisers, LLC      T. Rowe Price Large    Long-Term Growth of    The Portfolio normally invests at least 65%
                             Cap Growth Portfolio        Capital and,       of its total assets in a diversified group
                                                    Secondarily, Dividend   of large capitalization growth companies.
                                                           Income           The portfolio managers define large
                                                                            capitalization ("large-cap") companies as
                                                                            those whose market capitalization falls
                                                                            within the range of the largest 300
                                                                            companies included in the Russell 3000
                                                                            Index at the time of the purchase.
-----------------------------------------------------------------------------------------------------------------------
   MetLife Advisers, LLC     T. Rowe Price Small      Long-Term Capital     The Portfolio normally invests at least 65%
                             Cap Growth Portfolio         Growth            of its total assets in a diversified group
                                                                            of small capitalization companies. The
                                                                            portfolio manager defines small
                                                                            capitalization ("small cap") companies as
                                                                            those whose market capitalization falls
                                                                            within the range of or smaller than the
                                                                            bottom 100 companies in the S&P 500 Index
                                                                            at the time of the purchase.
-----------------------------------------------------------------------------------------------------------------------




                                     6


-----------------------------------------------------------------------------------------------------------------------
        INVESTMENT                   FUND                 INVESTMENT                        OBJECTIVE
        ----------                   ----                 ----------                        ---------
          MANAGER                    NAME                    TYPE
          -------                    ----                    ----
-----------------------------------------------------------------------------------------------------------------------
   MetLife Advisers, LLC      Alger Equity Growth           Growth          Alger invests Equity Growth's assets
                                    Series                                  primarily in growth stocks. Alger will
                                                                            ordinarily invest at least 65% of Equity
                                                                            Growth's total assets in equity securities
                                                                            of issues with market capitalization of $1
                                                                            billion or greater.
-----------------------------------------------------------------------------------------------------------------------
   MetLife Advisers, LLC       Harris Oakmark Mid      Long-Term Capital    The Portfolio invests primarily in common
                                   Cap Series            Appreciation       stocks of U.S. Companies. It could own as
                                                                            few as 12 securities, but will generally
                                                                            have 15 to 20 securities. The fund will
                                                                            normally invest at least 65% of its assets
                                                                            in equity securities of companies within
                                                                            the range of mid-cap stocks, and may invest
                                                                            up to 25% of its assets in fixed-income
                                                                            securities, including investment grade
                                                                            securities and high-yield debt.
-----------------------------------------------------------------------------------------------------------------------
  Met Investors Advisory       PIMCO Innovation      Capital Appreciation   The Portfolio seeks to achieve its
           Corp.                   Portfolio                                investment objective by normally
                                                                            investing at least 65% of its assets in
                                                                            common stocks of companies which utilize
                                                                            new, creative or different, or
                                                                            "innovative" technologies to gain a
                                                                            strategic competitive advantage in their
                                                                            industry, as well as companies that
                                                                            provide and service those technologies.
-----------------------------------------------------------------------------------------------------------------------

You may change the investments that you want to use for your future premiums by notifying our Home Office.

You may transfer your cash value among the various investment funds, and you may withdraw money, but there are certain rules. We don't charge you a transaction fee for the first twelve transfers or withdrawals in a policy year, but we may charge a $25 fee for each transfer or withdrawal after the first twelve. (A policy year is measured beginning on the anniversary of the date that the policy was issued, and ending on the day before the next anniversary.)

We have the right to change or eliminate transfers in the future, although we don't currently intend to do so.

CHARGES AND DEDUCTIONS. There are certain costs that we charge you for issuing your policy and keeping it in force. This section describes those charges - what they are and what they cover.

SALES CHARGE. Each time you pay a premium, we deduct a portion to cover expenses of the policy. Part of this deduction covers sales charges. We guarantee that this part of the deduction will never exceed the following amounts:
o in the first policy year, 15% of the amount you pay up to the target premium and 5% of the amount you pay above the target premium. (The amount of the target premium varies by age and risk class, and is shown in your policy.)
o    in the 2nd through 10th Policy Years, 5% of the actual premium you pay;
o    in the 11th Policy Year and later, 2% of the actual premium you pay.

For policies issued in the state of Oregon we deduct an additional 2% of actual premium paid in all policy years. Consistent with the requirements of the Texas non-forfeiture laws, the guaranteed sales charge varies for policies issued in Texas. As of the date of this prospectus, the current sales charge for Texas policies is the same as shown above.

TAX CHARGE. The Federal government and many states and territories impose taxes or charges on insurance premiums. We deduct from your premium payment the amount required to pay these taxes and charges. We deduct 1.3% of each premium payment to pay the Federal charge. The amount we deduct to pay the state and territory charges varies by state. It ranges from 0% to 4%, with an average of about 2.1%.

If the tax rates change, we may change the amount of the deduction to cover the new charge. (See Charges and Deductions - Premium Expense Charges.)

If we are required by law to pay taxes based on the separate account, we may charge an appropriate share to policies that invest in the separate account. (See Federal Tax Matters.)

ADMINISTRATIVE FEE. We charge a $6 monthly fee to cover your policy's administrative cost. We will deduct the charge from your cash value each month.

SELECTION AND ISSUE EXPENSE CHARGE. This charge allows us to recover part of the commissions and other costs of issuing your policy. We determine the amount of the charge based on the size of your policy and on the age, sex, and risk class of the person insured under the policy.

The charge ranges from about 4 cents per $1,000 of Face Amount to about 65 cents per $1,000. We deduct the charge from your cash value each month for the first ten policy years. If you increase the face amount of your policy, there is a new charge associated with that increase until it has been in effect for ten policy years.

COST OF INSURANCE. Because this is a life insurance policy, it has a death benefit. We charge an insurance cost each month to cover the risk that you will die and we will have to pay the death benefit.

The amount of this charge varies with the age, sex, risk class of the person insured under the policy, and the amount of the death benefit at risk - if the risk of death or the amount of the death benefit is greater, then the cost of insurance is also greater. We deduct the cost of insurance from your cash value each month.

MORTALITY AND EXPENSE RISK DISTRIBUTION CHARGE. We make another charge to cover mortality and expense risks under the Policy. We calculate this charge based on a percentage of the net assets in each division of the separate account. Rather than deducting the charge from the cash value, we apply the charge by adjusting the net rate of return in the separate account. We guarantee that the charge will not exceed the following amounts, shown on an annual percentage basis:
     Policy years 1-10        .55% of net separate
                              account assets
     Policy years 11-20       .45% of net separate
                              account assets
     Policy years 21+         .35% of net separate
                              account Assets
(See Charges and Deductions - Separate Account Charges.)

We pay the operating expenses of the separate account. The investment funds pay for their own operating expenses and investment fees. For a description of these charges, see Charges and Deductions - Separate Account Charges.

The following chart shows the operating expenses of the funds as reported for the fiscal year ending December 31, 2000. For the Capital Company's S&P 500 Index Fund and Small-Cap Equity Fund, the chart shows first what the fees would have been had the current fee structure been in place for all of 2000, estimated based on the December 31, 2000 fund balances, and then shows the actual fees incurred reflecting a change in the fee structure which occurred during the year. The investment advisory fees for the Capital Company's Managed Equity Fund, Asset Allocation Fund, and Mid-Cap Equity Fund will change effective January 6, 2002. These scheduled changes are described in the footnotes following the chart.


--------------------------------------------------------------------------------------------------------------------

                                         ANNUAL FUND OPERATING EXPENSES (1)
                                        As a Percentage of Average Net Assets

--------------------------------------------------------------------------------------------------------------------
                                                                   INVESTMENT
                                                                   ADVISORY /
                             FUND                                  MANAGEMENT     OTHER EXPENSES        TOTAL
                                                                      FEE
--------------------------------------------------------------------------------------------------------------------
                                          GENERAL AMERICAN CAPITAL COMPANY
--------------------------------------------------------------------------------------------------------------------
S&P 500 Index Fund  (2)                                              .095%             .05%             .145%
                                                                (.21% for 2000)                    (.26% for 2000)
--------------------------------------------------------------------------------------------------------------------
Money Market Fund                                                    .125%             .08%             .205%
--------------------------------------------------------------------------------------------------------------------
Bond Index Fund                                                      .25%              .05%             .30%
--------------------------------------------------------------------------------------------------------------------
Managed Equity Fund  (3)                                             .29%              .10%             .39%
--------------------------------------------------------------------------------------------------------------------


                                     8


--------------------------------------------------------------------------------------------------------------------
Asset Allocation Fund  (4)                                           .50%              .10%             .60%
--------------------------------------------------------------------------------------------------------------------
International Index Fund  (5)                                        .48%              .30%             .78%
--------------------------------------------------------------------------------------------------------------------
Mid-Cap Equity Fund  (6)                                             .56%              .10%             .66%
--------------------------------------------------------------------------------------------------------------------
Small-Cap Equity Fund  (7)                                           .75%              .05%             .80%
                                                                (.39% for 2000)                    (.44% for 2000)
--------------------------------------------------------------------------------------------------------------------
                                        AMERICAN CENTURY VARIABLE PORTFOLIOS
--------------------------------------------------------------------------------------------------------------------
Income & Growth Fund                                                 .70%              .00%             .70%
--------------------------------------------------------------------------------------------------------------------
International Fund  (8)                                             1.23%              .00%            1.23%
--------------------------------------------------------------------------------------------------------------------
Value Fund  (9)                                                     1.00%              .00%            1.00%
--------------------------------------------------------------------------------------------------------------------
                                             J.P. MORGAN SERIES TRUST II
--------------------------------------------------------------------------------------------------------------------
Bond Portfolio                                                       .30%              .45%             .75%
--------------------------------------------------------------------------------------------------------------------
Small Company Portfolio                                              .60%              .55%            1.15%
--------------------------------------------------------------------------------------------------------------------
                                      FIDELITY VARIABLE INSURANCE PRODUCTS FUND
--------------------------------------------------------------------------------------------------------------------
Equity-Income Portfolio  (10)                                        .48%              .07%             .55%
--------------------------------------------------------------------------------------------------------------------
Growth Portfolio  (10)                                               .57%              .07%             .64%
--------------------------------------------------------------------------------------------------------------------
Overseas Portfolio  (10)                                             .72%              .15%             .87%
--------------------------------------------------------------------------------------------------------------------
High Income Portfolio                                                .58%              .10%             .68%
--------------------------------------------------------------------------------------------------------------------
                                    FIDELITY VARIABLE INSURANCE PRODUCTS FUND II
--------------------------------------------------------------------------------------------------------------------
Asset Manager                                                        .53%              .08%             .61%
--------------------------------------------------------------------------------------------------------------------
                                    FIDELITY VARIABLE INSURANCE PRODUCTS FUND III
--------------------------------------------------------------------------------------------------------------------
Mid Cap Portfolio  (10)                                              .57%              .12%             .69%
--------------------------------------------------------------------------------------------------------------------
                                          VAN ECK WORLDWIDE INSURANCE TRUST
--------------------------------------------------------------------------------------------------------------------
Worldwide Hard Assets Fund  (11)                                    1.00%              .16%            1.16%
--------------------------------------------------------------------------------------------------------------------
Worldwide Emerging Markets Fund                                     1.00%              .33%            1.33%
--------------------------------------------------------------------------------------------------------------------
                                            SEI INSURANCE PRODUCTS TRUST
--------------------------------------------------------------------------------------------------------------------
Large Cap Value Fund  (12)                                           .20%              .65%             .85%
--------------------------------------------------------------------------------------------------------------------
Large Cap Growth Fund  (12)                                          .21%              .64%             .85%
--------------------------------------------------------------------------------------------------------------------
Small Cap Value Fund  (12)                                           .44%              .66%            1.10%
--------------------------------------------------------------------------------------------------------------------
Small Cap Growth Fund  (12)                                          .45%              .65%            1.10%
--------------------------------------------------------------------------------------------------------------------
International Equity Fund  (12)                                      .11%             1.17%            1.28%
--------------------------------------------------------------------------------------------------------------------
Emerging Markets Equity Fund  (12)                                   .13%             1.82%            1.95%
--------------------------------------------------------------------------------------------------------------------
Core Fixed Income Fund  (12)                                         .00%              .60%             .60%
--------------------------------------------------------------------------------------------------------------------
High Yield Bond Fund  (12)                                           .1775%            .6725%           .85%
--------------------------------------------------------------------------------------------------------------------
International Fixed Income Fund  (12)                                .20%              .80%            1.00%
--------------------------------------------------------------------------------------------------------------------
Emerging Markets Debt Fund  (12)                                     .59%              .76%            1.35%
--------------------------------------------------------------------------------------------------------------------
                                           METROPOLITAN SERIES FUND, INC.
--------------------------------------------------------------------------------------------------------------------
Janus Mid-Cap Portfolio  (13)                                        .66%              .04%             .70%
--------------------------------------------------------------------------------------------------------------------
Janus Growth Portfolio  (14)                                         .80%              .15%             .95%
--------------------------------------------------------------------------------------------------------------------
T. Rowe Price Large Cap Growth Portfolio  (15)                       .64%              .14%             .78%
--------------------------------------------------------------------------------------------------------------------
T. Rowe Price Small Cap Growth Portfolio  (16)                       .52%              .06%             .58%
--------------------------------------------------------------------------------------------------------------------
                                               NEW ENGLAND ZENITH FUND
--------------------------------------------------------------------------------------------------------------------
Alger Equity Growth Series                                           .75%              .05%             .80%
--------------------------------------------------------------------------------------------------------------------
Harris Oakmark Mid Cap Series  (17)                                  .75%              .15%             .90%
--------------------------------------------------------------------------------------------------------------------
                                              MET INVESTORS SERIES FUND
--------------------------------------------------------------------------------------------------------------------
PIMCO Innovations  (18)                                             1.05%              .05%            1.10%
--------------------------------------------------------------------------------------------------------------------

(1) The Fund expenses shown above are collected from the underlying Fund, and are not direct charges against the Separate Account assets or reductions from the Policy's Cash Value. These underlying Fund Expenses are taken into consideration in computing each Fund's net asset value, which is used to calculate the unit values in the Separate Account. The management fees and other expenses are more fully described in the prospectus of each individual Fund. The information relating to the Fund expenses was provided by the Fund and was not independently verified by General American. Except as otherwise specifically noted, the management fees and other expenses are not currently subject to fee waivers or expense reimbursements.



                                      9


(2) The S&P 500 Index Fund reduced its management fee from 0.25% effective September 20, 2000. The new fee is stated as a series of annual percentages of the average daily value of the net assets of the Fund, as follows: 0.10% up to $500 million; 0.08% from $500 million to $750 million; and 0.05% above $750 million. The rate for 2000 reflects the weighted effect of that change.

(3) The investment management / advisory fees charged by the Managed equity Fund are stated as a series of annual percentages of the average daily value of the net assets of the Fund. The percentages decrease with respect to assets of the Fund above certain amounts, as follows: first $10 million, 0.40%; next $20 million, 0.30%; balance over $30 million, 0.25%. Effective January 6, 2002, the investment management / advisory fees will be: first $250 million, 0.50%; next $500 million, 0.45%; balance over $750 million, 0.35%.

(4) The investment management / advisory fees charged by the Asset Allocation Fund are 0.50%. Effective January 6, 2002 the fee will be stated as a series of annual percentages of the average daily value of the net assets of the Fund. The percentages will decrease with respect to assets of the Fund above certain amounts, as follows: first $500 million, 0.55%; next $500 million, 0.45%; balance over $1 billion, 0.40%.

(5) The fees charged by the International Index Fund are stated as a series of annual percentages of the average daily value of the net assets of the Funds. The percentages decrease with respect to assets of the Fund above certain amounts, as follows: first $10 million, 0.50%; next $10 million, 0.40%; balance over $20 million, 0.30%.

(6) The investment management / advisory fees charged by the Mid-Cap equity Fund are stated as a series of annual percentages of the average daily value of the net assets of the Fund. The percentages decrease with respect to assets of the Fund above certain amounts, as follows: first $10 million, 0.55%; next $10 million, 0.45%; balance over $20 million, 0.40%. Effective January 6, 2002, the investment management / advisory fees will be: first $250 million, 0.55%; next $500 million, 0.50%; balance over $750 million, 0.45%.

(7) The Small Cap Equity Fund revised its management fee from 0.25% effective September 20, 2000. The new fee is stated as a series of annual percentages of the average daily value of the net assets of the Fund, as follows: 0.75% up to $250 million; 0.65% from $250 million to $750 million; and 0.60% above $750 million. The rate for 2000 reflects the weighted effect of that change.

(8) The fee for the International Fund is computed daily and paid monthly based on the fund's average daily closing net assets during the previous month. The annualized fee schedule is: 1.50% on the first $250 million; 1.20% on the next $250 million; and 1.10% on balances above $500 million.

(9) The fee for the Value Fund is computed daily and paid monthly based on the fund's average daily closing net assets during the previous month. The annualized fee schedule is: 1.00% on the first $500 million; 0.95% on the next $500 million; and 0.90% on balances above $1 billion.

(10) FMR or the Funds have entered into varying arrangements with third parties who either paid or reduced a portion of the class' expenses. Absent these arrangements, the total expenses would have been 0.56% for the Equity-Income Portfolio, 0.65% for the Growth Portfolio, 0.89% for the Overseas Portfolio, and 0.74% for the Mid Cap Portfolio.

(11) The management fee for the Worldwide Hard Assets Fund is based on an annual rate of 1% of the first $500 million of average daily net assets, 0.90% on the next $250 million, and 0.70% of the excess over $750 million.

(12) The SEI VP Funds' Adviser has voluntarily waived a portion of its fee in order to keep total operating expenses at a specified level. The Adviser may discontinue all or part of its waiver at any time. Absent the fee waiver, the Funds' total operating expenses would have been: Large Cap Value Fund, 1.35%; Large Cap Growth Fund, 1.39%; Small Cap Value Fund, 1.66%; Small Cap Growth Fund, 1.65%; International Equity Fund, 2.13%; Emerging Markets Equity Fund, 3.52%; Core Fixed Income Fund, 1.19%; High Yield Bond Fund, 1.51%; International Fixed Income Fund, 1.70%; Emerging Markets Debt Fund, 2.26%.

(13) The investment management fees of the Janus Mid-Cap Portfolio are expressed as a percentage of the fund's average net assets. The annualized fees are 0.75% of the first $100 million; 0.70% of the next $400 million; and 0.65% on balances above $500 million.



                                     10


(14) The fund began operation on May 1, 2001. The fees charged by the Janus Growth Portfolio are stated as a series of annual percentages of the average daily value of the net assets of the Funds. The percentages decrease with respect to assets of the Fund above certain amounts, as follows: first $500 million, 0.80%; next $500 million, 0.75%; balance over $1 billion, 0.70%. As a new operating fund, the other expenses are estimated based on assumptions relating to administrative costs, and reflect the effect of agreements by the fund to reimburse expenses above certain levels. Absent this reimbursement agreement, projected total expenses would be estimated to be 1.09%.

(15) The investment management fees of the T. Rowe Price Large Cap Growth Portfolio are expressed as a percentage of the fund's average net assets. The annualized fees are 0.70% of the first $50 million, and 0.60% on balances above $50 million.

(16) The investment management fees of the T. Rowe Price Small Cap Growth Portfolio are expressed as a percentage of the fund's average net assets. The annualized fees are 0.55% of the first $100 million; 0.50% of the next $300 million; and 0.45% on balances above $400 million.

(17) The Fund has entered into a voluntary expense agreement to waive a portion of its management fees when total expenses exceed certain levels. Absent that agreement, total fund expenses would have been 0.96%.

(18) The fund began operation on May 1, 2001. As a new operating fund, the other expenses are estimated based on assumptions relating to administrative costs, and reflect the effect of agreements by the fund to reimburse expenses above certain levels. Absent this reimbursement agreement, projected total expenses would be estimated to be 1.46%.

PREMIUMS. Within limits, you decide how much money you want to put into the policy. There is a minimum premium that you have to pay to put the policy in force. That amount is 1/12 of the "minimum initial annual premium amount" shown on the specifications page of your policy.

After the policy is in force, you may pay any amount you want as long as the cash value, less any indebtedness, is always enough to cover the current month's expenses. If you continue to pay at least 1/12 of the minimum initial annual premium each month (or to prepay it), and if you don't withdraw or borrow cash from the policy, we guarantee that the policy will not lapse during the first five policy years, even if the cash value is not enough to cover the charges.

If you have borrowed or withdrawn money from your cash value, you can still keep your no-lapse guarantee in force for the first five years. Here is how it works. Each month, we look at the total amount of premium that you have paid into the policy since it was issued. We then subtract the amount of money that you have withdrawn or borrowed. If the amount left is at least equal to 1/12 of the annual minimum premium, multiplied by the number of months the policy has been in force, then your no-lapse guarantee still applies. If not, then we will notify you that you have 62 days to make enough of a premium payment to restore the no-lapse guarantee. If you do not make the payment, your policy could lapse, or end with no value.

If you have converted a General American term insurance policy to this policy, and if the term policy includes conversion credits, you may apply those credits to reduce your first-year minimum premium.

You can set up a schedule of payments, and we will send you reminders, but you are not required to make the payments as long as the cash value, less any indebtedness, covers the current month's expenses. (See Payment and Allocation of Premiums.)

DEATH BENEFIT. If the person insured under the policy dies while the policy is in force, we will pay a death benefit to the beneficiary. You can select one of three death benefits at the time the policy is issued:
o Option A: The death benefit is the greater of the face amount of the policy or an "applicable percentage" of the cash value.
o Option B: The death benefit is the greater of the face amount of the policy plus the cash value, or an "applicable percentage" of the cash value.
o Option C: The death benefit is the greater of the face amount of the policy, or the cash value multiplied by an attained age factor.

As long as the policy remains in force and the person insured is less than 100 years old, the minimum death benefit under any death benefit option will be at least the current face amount.

We will increase the death benefit by the cost of insurance from the date of death to the end of the month and will reduce it by any outstanding loans and interest. We will pay the death benefit according to the settlement options available at the time of death. (See Policy Benefits
- Death Benefit.)

The minimum face amount at issue is generally $50,000 under our current rules. Subject to certain restrictions, you may change the face amount and the death benefit option. In certain cases we may require evidence that the person insured under the policy is still insurable. (See Change in Death Benefit Option, and Change In Face Amount.)

You may include additional insurance benefits with your policy. These are described under General Matters - Additional Insurance Benefits. If you elect any additional benefits, we will deduct the charges for those benefits from your Cash Value.

CASH VALUE. Your Policy has a cash value that is the total amount credited to you in the separate account, the loan account, and the general account. The cash value increases by the amount of net premium payments, and decreases by partial withdrawals and expense charges for the policy. It may either increase or decrease based on the investment experience of the separate account divisions that you have selected. (See Policy Benefits - Cash Value.)

There is no minimum guaranteed cash value.

POLICY LOANS. You may borrow against the cash value of your policy. The loan value is the maximum amount that you may borrow. The loan value is:
         the cash value on the date we receive the loan request;
     plus interest on the loan balance to the next anniversary date, calculated at the guaranteed general account interest rate;
     minus interest on the new loan to the next policy anniversary;
     minus any loans and interest already outstanding;
     minus monthly deductions to the next policy anniversary.

When you borrow against the policy, we will take the money from the general account and the divisions of the separate account in proportion to your balances in each account.

Loan interest is due at each policy anniversary. If you don't pay the loan interest, we will add it to the amount of the loan.

You may repay all or part of the loan at any time. When you make a loan payment, we will put the money back into the general account or the divisions of the separate account in the same percentages used to make the loan.

When we pay out the proceeds of your policy, either as a death benefit or as a policy surrender, we will deduct any outstanding loans and interest from the amount we pay. (See Policy Rights - Loans.)

Loans taken from or secured by a policy may have Federal income tax consequences. (See Federal Tax Matters.)

SURRENDER, PARTIAL WITHDRAWALS, AND PRO-RATA SURRENDER. You may surrender the policy at any time while it is in force. We will pay you the cash surrender value, plus the cash surrender value adjustment, if due.

After the first year you may request a partial withdrawal of your cash surrender value. Normally, withdrawing a portion of your cash surrender value will reduce your death benefit by the amount of the withdrawal. If your policy qualifies, you may elect the Split Dollar Rollout Withdrawal Option. Under this option, subject to certain limits, the death benefit may be reduced by an amount other than the amount of the withdrawal. If you have included the Anniversary Partial Withdrawal Rider on your policy, you may withdraw a portion of your cash surrender value without reducing the death benefit. Under this rider, there are limits on how much you can withdraw, and the withdrawal must be at the policy anniversary. You can find more information about the rider under General Matters - Additional Insurance Benefits.

You may also request a pro-rata surrender of the policy, which allows you to surrender part of the policy and keep the rest in force. You can find more information under Policy Rights - Surrender, Partial Withdrawals, and Pro-Rata Surrender.

A surrender, partial withdrawal, or Pro-Rata Surrender may have Federal income tax consequences. We suggest that you discuss your situation with a competent tax adviser before taking one of these steps. (See Federal Tax Matters.)

ILLUSTRATIONS OF DEATH BENEFITS AND CASH SURRENDER VALUES. The death benefit and cash surrender value of your policy will depend on how well your investments perform. In Appendix A we have illustrated some sample policies. Depending on the rate of return, the values may increase or decrease. In order to help you to understand the cost of the policy, we also show how your premium would grow if you simply invested it at 5% interest, compounded annually.

If you surrender your policy in the first few years, the cash surrender value that you receive may be low compared to what you would have accumulated by investing the premiums at interest. In this case, the insurance protection that you received while the policy was in force will have been expensive.

We will provide you with an illustration showing projected future cash values if you request it in writing. We may charge a fee of up to $25 for preparing the illustration.

TAX CONSEQUENCES OF THE POLICY. If your policy was issued in a standard premium class, then we believe that it qualifies as a life insurance contract for Federal income tax purposes. Similarly, if your policy was issued on a guaranteed issue or simplified issue basis, we believe that it will qualify as a life insurance contract. However, if the policy was issued on a substandard basis, it is not clear whether it will qualify as a life insurance contract for tax purposes. The IRS has provided very limited guidance in this area.

Assuming that the policy does qualify as a life insurance contract for Federal income tax purposes, then we believe that the cash value should be subject to the same tax treatment as the cash value of a conventional fixed-benefit contract. This means that growth in the cash value will not be taxed until you receive a distribution.

There are some actions that may trigger a tax. If you transfer ownership to someone else, or if you surrender the policy or withdraw cash from it, you may have to pay a tax. Similarly, if you let the policy lapse while there is an outstanding loan, or if you exchange the policy for another policy, you may owe a tax. (See Federal Tax Matters.)

If you pay too much in premium, your policy may become a "modified endowment contract." If that happens, then some pre-death distributions of cash will be taxable income. If there is more cash value in the policy than what you actually paid in premiums, you will be taxed on the excess in the year in which you receive a distribution. You may withdraw the amount that you paid into the policy without being taxed, but only after you have received the excess as taxable income. In addition, any taxable distribution that you receive before age 59 1/2 will generally be subject to an additional 10% tax.

On the other hand, if the policy is not a modified endowment contract, then distributions are normally treated first as a return of your "cost basis," or investment in the contract. In this case, you may withdraw up to the amount of the premiums you paid with no tax consequences. After that, any additional distributions are treated as taxable income. In addition, loans from the policy are not treated as distributions, so they are not considered taxable income. Finally, if your policy is not a modified endowment contract, neither distributions or loans are subject to the 10% additional tax (See Federal Tax Matters.)

Please note that General American is neither a law firm nor a tax adviser, so we cannot give you legal or tax advice. If you have specific legal or tax questions, we suggest that you consult a qualified professional in these fields.

DIVIDENDS. The Policy is issued as a non-participating Policy and will not share in the divisible surplus of the Company.

                                   * * *

This Prospectus describes only those aspects of the Policy that relate to the Separate Account, except where General Account matters are specifically mentioned. For a brief summary of the aspects of the Policy relating to the General Account, see The General Account.

                                 DEFINITIONS

ATTAINED AGE - The Issue Age of the Insured plus the number of completed Policy Years.

BENEFICIARY - The person(s) named in the application or by later designation to receive Policy proceeds in the event of the Insured's death. A
Beneficiary may be changed as set forth in the Policy and this Prospectus.

CASH VALUE - The total amount that a Policy provides for investment at any time. It is equal to the total of the amounts credited to the Owner in the Separate Account and the General Account, including the Loan Account.

CASH SURRENDER VALUE - The Cash Value of a Policy on the date of surrender, less any Indebtedness, and less any unpaid selection and issue expense charges and monthly administrative charges for the remainder of the first policy year.

DIVISION - A subaccount of the Separate Account. Each Division invests exclusively in the shares of a corresponding Fund of either General American Capital Company, American Century Variable Portfolios, J.P. Morgan Series Trust II, Fidelity Variable Insurance Products Fund, Fidelity Variable Insurance Products Fund II, Fidelity Variable Insurance Products Fund III, SEI Insurance Products Trust, Metropolitan Series Fund, Inc. New England Zenith Fund, Met Investors Series Fund, or Van Eck Worldwide Insurance Trust.

EFFECTIVE DATE - The date as of which insurance coverage begins under a policy.

FACE AMOUNT - The minimum death benefit under the Policy so long as the Policy remains in force.

FUND - A separate investment portfolio of a registered open-end investment company. Although sometimes referred to elsewhere as "portfolios," they are referred to in this prospectus as "Funds," except where "Portfolio" is part of their name.

GENERAL ACCOUNT - The assets of the Company other than those allocated to the Separate Account or any other separate account. The Loan Account is part of the General Account.

HOME OFFICE - The service office of General American Life Insurance Company, the mailing address of which is P.O. Box 14490, St. Louis, Missouri 63178.

INDEBTEDNESS - The sum of all unpaid Policy Loans and accrued interest on loans.

INSURED - The person whose life is insured under the Policy.

INVESTMENT START DATE - The date the initial premium is applied to the General Account and/or the Divisions of the Separate Account. This date is the later of the Issue Date or the date the initial premium is received at General American's Home Office.

ISSUE AGE - The Insured's age at his or her nearest birthday as of the date the Policy is issued.

ISSUE DATE - The date from which Policy Anniversaries, Policy Years, and Policy Months are measured.

LOAN ACCOUNT - The account of the Company to which amounts securing Policy Loans are allocated. The Loan Account is part of General American's General Account.

LOAN SUBACCOUNT - A Loan Subaccount exists for the General Account and for each Division of the Separate Account. Any Cash Value transferred to the Loan Account will be allocated to the appropriate Loan Subaccount to reflect the origin of the Cash Value. At any point in time, the Loan Account will equal the sum of all the Loan Subaccounts.

MONTHLY ANNIVERSARY - The same date in each succeeding month as the Issue Date except that whenever the Monthly Anniversary falls on a date other than a Valuation Date, the Monthly Anniversary will be deemed the next Valuation Date. If any Monthly Anniversary would be the 29th, 30th, or 31st day of a month that does not have that number of days, then the Monthly Anniversary will be the last day of that month.

NET PREMIUM - The premium less the premium expense charges (consisting of the sales charge and the premium tax charge).

OWNER - The Owner of a Policy, as designated in the application or as subsequently changed.

POLICY - The flexible premium variable life insurance Policy offered by the Company and described in this Prospectus.

POLICY ANNIVERSARY - The same date each year as the Issue Date.

POLICY MONTH - A month beginning on the Monthly Anniversary.



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POLICY YEAR - A period beginning on a Policy Anniversary and ending on the day immediately preceding the next Policy Anniversary.

PORTFOLIO - see Fund.

PRO-RATA SURRENDER - A requested reduction of both the Face Amount and the Cash Value by a given percentage.

SEC - The United States Securities and Exchange Commission.

SEPARATE ACCOUNT - General American Separate Account Eleven, a separate investment account established by the Company to receive and invest the Net Premiums paid under the Policy, and certain other variable life policies, and allocated by the Owner to provide variable benefits.

TARGET PREMIUM - A premium calculated when a Policy is issued, based on the Insured's age, sex (except in unisex policies) and risk class. The target premium is used to calculate the first year's premium expense charge and agent compensation under the Policy. (See Charges and Deductions.)

VALUATION DATE - Each day that the New York Stock Exchange is open for trading and the Company is open for business.

VALUATION PERIOD - The period between two successive Valuation Dates, commencing at 4:00 p.m. (Eastern Standard Time) on a Valuation Date and ending 4:00 p.m. on the next succeeding Valuation Date.

                    THE COMPANY AND THE SEPARATE ACCOUNT

                                 THE COMPANY

General American Life Insurance Company ("General American" or "the Company") was originally incorporated as a stock company in 1933. In 1936, General American initiated a program to convert to a mutual life insurance company. In 1997, General American's policyholders approved a reorganization of the Company into a mutual holding company structure under which General American became a stock company wholly owned by GenAmerica Corporation, an intermediate stock holding company. On January 6, 2000 The Metropolitan Life Insurance Company of New York ("MetLife") acquired GenAmerica Corporation, which became GenAmerica Financial Corporation. As a result of that transaction, General American became an indirect, wholly-owned subsidiary of MetLife.

Headquartered in New York City since 1868, MetLife is a leading provider of insurance and financial services to a broad spectrum of individual and group customers. The company, with approximately $302.2 billion worth of assets under management as of December 31, 2000, provides individual insurance and investment products to approximately 9 million households in the United States. MetLife also serves over 33 million people by providing group insurance and investment products to corporations and other institutions.

General American is principally engaged in writing individual life insurance policies and annuity contracts. As of December 31, 2000, it had consolidated assets of approximately $25 billion. It is admitted to do business in 49 states, the District of Columbia, Puerto Rico, and in ten Canadian provinces. The principal offices of General American are located at 700 Market Street, St. Louis, Missouri 63101. The mailing address of General American's service center ("the Home Office") is P.O. Box 14490, St. Louis, Missouri 63178.


                            THE SEPARATE ACCOUNT

General American Life Insurance Company Separate Account Eleven ("the Separate Account") was established by General American as a separate investment account on January 24, 1985 under Missouri law. The Separate Account will receive and invest the Net Premiums paid under this Policy and allocated to it. In addition, the Separate Account currently receives and invests Net Premiums for other classes of flexible premium variable life insurance policies and might do so for additional classes in the future.

The Separate Account has been registered with the SEC as a unit investment trust under the Investment Company Act of 1940 ("the 1940 Act") and meets the definition of a "separate account" under Federal securities laws. Registration with the SEC does not involve supervision of the management or investment practices or policies of the Separate Account or General American by the SEC.

The Separate Account is divided into Divisions. Divisions invest in corresponding Funds from various open-end, diversified management investment companies. Income and both realized and unrealized gains or losses from the assets of each Division of the Separate Account are credited to or charged against that Division without regard to income, gains, or


                                     15

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losses from any other Division of the Separate Account or arising out of any other business General American may conduct.

Although the assets of the Separate Account are the property of General American, the assets in the Separate Account equal to the reserves and other liabilities of the Separate Account are not chargeable with liabilities arising out of any other business which General American may conduct. The assets of the Separate Account are available to cover the general liabilities of General American only to the extent that the Separate Account's assets exceed its liabilities arising under the Policies. From time to time, the Company may transfer to its General Account any assets of the Separate Account that exceed the reserves and the Policy liabilities of the Separate Account (which will always be at least equal to the aggregate Policy value allocated to the Separate Account under the Policies). Before making any such transfers, General American will consider any possible adverse impact the transfer may have on the Separate Account.

                      GENERAL AMERICAN CAPITAL COMPANY

General American Capital Company ("the Capital Company") is an open-end, diversified management investment company which was incorporated in Maryland on November 15, 1985, and commenced operations on October 1, 1987. Only the Funds described in this section of the Prospectus are currently available as investment choices for this Policy even though additional Funds may be described in the prospectus for the Capital Company. Shares of Capital Company are currently offered to separate accounts established by General American Life Insurance Company and affiliates. The Capital Company's investment adviser is Conning Asset Management Company ("the Advisor"), an indirect, majority-owned subsidiary of General American. The adviser selects investments for the Funds.

The Capital Company's Asset Allocation Fund, Managed Equity Fund, Mid-Cap Equity Fund, and Small Cap Equity Fund are subadvised by State Street Research & Management. State Street is responsible for the day-to-day portfolio management of these funds.

The investment objectives and policies of each Fund are summarized below:

     S&P 500 INDEX FUND: The investment objective of this Fund is to provide investment results that parallel the price and yield performance of publicly-traded common stocks in the aggregate. The Fund uses the Standard & Poor's Composite Index of 500 Stocks ("the S&P Index") as its standard for performance comparison. The Fund attempts to duplicate the performance of the S&P Index and includes dividend income as a component of the Fund's total return. The Fund is not managed by Standard & Poor's.

     THE MONEY MARKET FUND: The investment objective of the Money Market Fund is to obtain the highest level of current income which is consistent with the preservation of capital and maintenance of liquidity. The Fund invests primarily in high-quality, short-term money market instruments. An investment in the Money Market Fund is neither insured nor guaranteed by the U. S. Government.

     BOND INDEX FUND: The investment objective of this Fund is to provide a rate of return that reflects the performance of the publicly-traded bond market as a whole. The Fund uses the Lehman Brothers
     Government/Corporate Bond Index as its standard for performance comparison.

     MANAGED EQUITY FUND: The investment objective of this Fund is long-term growth of capital, obtained by investing primarily in common stocks. Securing moderate current income is a secondary objective.

     ASSET ALLOCATION FUND: The investment objective of this Fund is a high rate of long-term total return composed of capital growth and income payments. Preservation of capital is the secondary objective and chief limit on investment risk. The Fund will invest only in those types of securities that the other Capital Company Funds may invest in. The Asset Allocation Fund invests in a combination of common stocks, bonds, or money market instruments in accordance with guidelines established from time to time by Capital Company's Board of Directors.

     INTERNATIONAL INDEX FUND: The investment objective of this Fund is to obtain investment results that parallel the price and yield performance of publicly-traded common stocks in the Morgan Stanley Capital International ("MSCI") Europe, Australia and Far East Index ("EAFE").

     MID-CAP EQUITY FUND: The investment objective of this Fund is long-term growth of capital consistent with the investment returns of mid-sized companies. The fund invests primarily in stocks of companies with medium market


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     capitalizations and the potential for earnings growth, generally being of comparable size to companies in the Russell Midcap(TM) Growth Index or a similar index.

     SMALL-CAP EQUITY FUND: The Small-Cap Equity Fund has changed from a passively managed to an actively managed fund. The fund's investment objective is to provide investors long-term growth of capital. The fund will invest primarily in small company value stocks.

                    AMERICAN CENTURY VARIABLE PORTFOLIOS

American Century Variable Portfolios, Inc., a part of American Century Investments, was organized as a Maryland corporation on June 4, 1987. It is a diversified, open-end management investment company. Its business and affairs are managed by its officers under the Direction of its Board of Directors. American Century Investment Management, Inc. serves as the investment manager of the fund.

The investment objective and policies of the Funds are summarized below:

     INCOME & GROWTH FUND: The investment objective of this Fund is to attain long-term growth of capital as well as current income. The Fund pursues a total return and dividend yield that exceed those of the S&P 500 by investing in stocks of companies with strong dividend growth potential. Dividends are paid monthly.

     INTERNATIONAL FUND: This Fund seeks capital growth over time by investing in common stocks of foreign companies considered to have better-than-average prospects for appreciation. Because the Fund invests in foreign securities, a higher degree of short-term price volatility, or risk, is expected due to factors such as currency fluctuation and political instability.

     VALUE FUND: This Fund is a core equity fund that seeks long-term capital growth. Income is a secondary objective. To pursue its objectives, the fund invests primarily in equity securities of well-established companies that are believed by management to be undervalued at the time of purchase. Please note that this is an equity investment and, by nature, may fluctuate in value.

                         J.P. MORGAN SERIES TRUST II

J.P. Morgan Series Trust II is an open-end diversified management investment company organized as a Delaware Business Trust. The Trust's investment adviser is J.P. Morgan Investment Management, Inc., a registered investment adviser and a wholly owned subsidiary of J.P. Morgan & Co., Incorporated, a bank holding company organized under the laws of Delaware.

The investment objective and policies of the Funds are summarized below:

     BOND PORTFOLIO: This Fund seeks to provide a high total return consistent with moderate risk of capital and maintenance of liquidity. The Fund is designed for investors who seek a total return over time that is higher than that generally available from a portfolio of short-term obligations while acknowledging the greater price fluctuation of longer-term instruments.

     SMALL COMPANY PORTFOLIO: The investment objective of this Fund is to provide high total return from a portfolio of equity securities of small companies. The Fund invests primarily in small and medium sized U.S. Companies with market capitalizations less than $2 billion. The Fund is designed for investors who are willing to assume the somewhat higher risk of investing in small companies in order to seek a higher return over time than might be expected from a portfolio of stocks of large companies.

                  FIDELITY VARIABLE INSURANCE PRODUCTS FUND

Fidelity Variable Insurance Products Fund ("VIP") is an open-end, diversified management investment company organized as a Massachusetts business trust on November 13, 1981. Only the Funds described in this section of the Prospectus are currently available as investment choices for this Policy even though additional Funds may be described in the prospectus for VIP. VIP shares are purchased by insurance companies to fund benefits under variable insurance and annuity policies. Fidelity Management & Research Company ("FMR") of Boston, Massachusetts is the Funds' Manager.

The investment objectives and policies of each Fund are summarized below:

     EQUITY-INCOME PORTFOLIO: The investment objective of this Fund is income, obtained by investing primarily in income-producing equity securities. In choosing these securities, FMR will also consider the potential for capital appreciation. The Fund's goal is to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's Composite Index of 500 Stocks.



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     GROWTH PORTFOLIO: The investment objective of this Fund is capital appreciation. The Fund normally purchases common stocks, although its investments are not restricted to any one type of security. Capital appreciation may also be obtained from other types of securities, including bonds and preferred stocks.

     OVERSEAS PORTFOLIO: The investment objective of this Fund is long-term growth of capital. The Fund invests primarily in foreign securities. The Overseas Portfolio provides a means for investors to diversify their own portfolios by participation in companies and economies outside of the United States.

     HIGH INCOME PORTFOLIO: The investment objective of this Fund is a high level of current income. The Fund seeks to fulfill the objective by investing primarily in high-yielding, lower-rated, fixed-income securities, while also considering growth of capital. Lower-rated securities, commonly referred to as "junk bonds," involve greater risk of default or price change than securities assigned a higher quality rating.

                FIDELITY VARIABLE INSURANCE PRODUCTS FUND II

Fidelity Variable Insurance Products Fund II ("VIP II") is an open-end, diversified management investment company organized as a Massachusetts business trust on March 21, 1988. Only the Fund described in this section of the Prospectus is currently available as an investment choice for this Policy even though additional Funds may be described in the prospectus for VIP II. VIP II shares are purchased by insurance companies to fund benefits under variable insurance and annuity policies. FMR is the Fund's manager.

The investment objective and policies of the Funds are summarized below:

     ASSET MANAGER: The investment objective of this Fund is to seek a high total return with reduced risk over the long-term by allocating its assets among domestic and foreign stocks, bonds, and short-term fixed income instruments.

                FIDELITY VARIABLE INSURANCE PRODUCTS FUND III

Fidelity Variable Insurance Products Fund III ("VIP III") is an open-end, diversified management investment company organized as a Massachusetts business trust. Only the Fund described in this section of the Prospectus is currently available as an investment choice for this Policy even though additional Funds may be described in the prospectus for VIP III. VIP III shares are purchased by insurance companies to fund benefits under variable insurance and annuity policies. FMR is the Fund's manager.

The investment objective and policies of the Fund are summarized below:

     MID CAP EQUITY FUND: This Fund seeks long-term capital growth by investing primarily in common stocks, with at least 65% of total assets in securities of companies with medium market capitalizations, similar to those in the S&P MidCap 400. The fund may potentially invest in domestic and foreign companies with smaller or larger market capitalizations, investing in either "growth" or "value" stocks or both. The fund selects investments by using fundamental analysis of each issuer's financial condition and industry position and market and economic conditions

                      VAN ECK WORLDWIDE INSURANCE TRUST

Van Eck Worldwide Insurance Trust ("Van Eck") is an open-end management investment company organized as a Massachusetts business trust on January 7, 1987. Only the Funds described in this section of the Prospectus is currently available as an investment choice for this Policy even though additional Funds may be described in the prospectus for Van Eck. Shares of Van Eck are offered only to separate accounts of various insurance companies to support benefits of variable insurance and annuity policies. The assets of Van Eck are managed by Van Eck Associates Corporation of New York, New York.

The investment objectives and policies of the Fund are summarized below:

     WORLDWIDE HARD ASSETS FUND: The investment objective of the Fund is to seek long-term capital appreciation by investing in equity and debt securities of companies engaged in the exploration, development, production, and distribution of one or more of the following: (i) precious metals, (ii) ferrous and non-ferrous metals, (iii) oil and gas, (iv) forest products, (v) real estate, and (vi) other basic non-agricultural commodities (together, "Hard Assets"). Current income is not an objective.

     WORLDWIDE EMERGING MARKETS FUND: The investment objective of this Fund is to obtain long-term capital appreciation by investing in equity securities in emerging markets around the world. The Fund emphasizes primarily investment in countries that, compared to the


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     world's major economies, exhibit relatively low gross national product per capita, as well as the potential for rapid economic growth.

                        SEI INSURANCE PRODUCTS TRUST

SEI Investments is a publicly-traded, diversified financial services firm dedicated to helping investors more effectively manage their financial assets. SEI Investments was incorporated in Pennsylvania in 1968 under the original name of Simulated Environments, Inc. SEI Investments Management Corporation (SIMC), SEI Investments Distribution Company (SIDCO), and SEI Trust Company are the principal wholly-owned subsidiaries of SEI Investments. SIMC is an investment advisor registered with the Securities and Exchange Commission (SEC) under the Investment Advisers Act of 1940. SIDCO is a broker-dealer registered with the SEC under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc.

SEI Insurance Products Trust is a mutual fund family that offers shares in separate investment portfolios (Funds). The Funds have individual investment goals and strategies and are designed exclusively as funding vehicles for variable life insurance and variable annuity contracts. SEI Investments Management Corporation is the Investment Adviser to SEI Insurance Products Trust.

The investment objectives and policies of the Funds are summarized below.

     LARGE CAP VALUE FUND: This Fund invests primarily in common stocks of U.S. Companies with market capitalizations of more than $1 billion. The Fund uses a multi-manager approach, relying on Sub-Advisers to manage the Fund's portfolio under the general supervision of SIMC. Each Sub-Adviser, in managing its portions of the Funds' assets, selects stocks it believes are undervalued in light of such fundamental characteristics as earnings, book value or return on equity. The Fund's portfolio is diversified as to issuers and industries.

     LARGE CAP GROWTH FUND: This Fund invests primarily in common stocks of U.S. companies with market capitalizations of more than $1 billion. The Fund uses a multi-manager approach, relying on Sub-Advisers to manage the Fund's portfolio under the general supervision of SIMC. Each Sub-Adviser, in managing its portion of the Fund's assets, selects stocks it believes have significant growth potential in light of such characteristics as revenue and earnings growth and positive earnings surprises. The Fund's portfolio is diversified as to issuers and industries.

     SMALL CAP VALUE FUND: This Fund invests primarily in common stocks of U.S. Companies with market capitalizations of less than $2 billion. The Fund uses a multi-manager approach, relying on Sub-Advisers to manage the Fund's portfolio under the general supervision of SIMC. Each Sub-Adviser, in managing its portions of the Funds' assets, selects stocks it believes are undervalued in light of such fundamental characteristics as earnings, book value or return on equity. The Fund's portfolio is diversified as to issuers and industries.

     SMALL CAP GROWTH FUND: This Fund invests primarily in common stocks of U.S. companies with market capitalizations of less than $2 billion. The Fund uses a multi-manager approach, relying on Sub-Advisers to manage the Fund's portfolio under the general supervision of SIMC. Each Sub-Adviser, in managing its portion of the Fund's assets, selects stocks it believes have significant growth potential in light of such characteristics as revenue and earnings growth and positive earnings surprises. The Fund's portfolio is diversified as to issuers and industries.

     INTERNATIONAL EQUITY FUND: This Fund invests primarily in common stocks and other equity securities of foreign companies. The Fund uses a multi-manager approach, relying on Sub-Advisers to manage the Fund's portfolio under the general supervision of SIMC. The Fund's portfolio is diversified as to issuers, markets capitalization, industry and country. The Fund primarily invests in companies located in developed countries, but may also invest in companies located in emerging markets.

     EMERGING MARKETS EQUITY FUND: This Fund invests primarily in common stocks and other equity securities of foreign companies located in emerging markets countries. The fund uses a multi-manager approach, relying on Sub-Advisers to manage the Fund's portfolio under the general supervision of SIMC. The Fund is diversified as to issuers, market capitalization, industry and country.

     CORE FIXED INCOME FUND: This Fund invests primarily in investment grade U.S. corporate and government fixed income securities, including mortgage-backed securities. The Fund uses a multi-manager approach, relying on Sub-


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     Advisers to manage the Fund's portfolio under the general supervision of SIMC. Sub-Advisers are selected for their expertise in managing various kinds of fixed income securities, and each Sub-Adviser makes investment decisions based on an analysis of yield trends, credit ratings and other factors in accordance with its particular discipline. While each Sub-Adviser chooses securities of different types and maturities, the Fund in the aggregate generally will have a dollar-weighted average duration that is consistent with that of the broad U.S. fixed income market.

     HIGH YIELD BOND FUND: This Fund invests primarily in fixed income securities rated below investment grade ("junk bonds"), including corporate bonds and debentures, convertible and preferred securities, and zero coupon obligations. The Sub-Adviser chooses securities that offer a high current yield as well as total return potential. The Fund's securities are diversified as to issuers and industries. The Fund's average weighted maturity may vary, and will generally not exceed ten years. There is no limit on the maturity or on the credit quality of any security.

     INTERNATIONAL FIXED INCOME FUND: This Fund invests primarily in foreign government, corporate, and mortgage-backed securities. In selecting investments for the Fund, the Sub-Adviser chooses investment grade securities issued by corporations and governments located in various developed foreign countries, looking for opportunities for capital appreciation and gain, as well as current income. There are no restrictions on the Fund's average portfolio maturity or on the maturity of any specific security.

     EMERGING MARKETS DEBT FUND: This Fund invests primarily in U.S. dollar denominated debt securities of government, government-related and corporate issuers in emerging markets countries, as well as entities organized to restructure the outstanding debt of such issuers. The Sub-Advisor will spread the Fund's holdings across a number of countries and industries to limit its exposure to a single emerging market economy. There are no restrictions on the Fund's average portfolio maturity, or on the maturity of any specific security. There is no minimum rating standard for the Fund's securities, and the Fund's securities will generally be in the lower or lowest rating categories.

                          METROPOLITAN SERIES FUND

The Metropolitan Series Fund, Inc. is a "series" type of mutual fund, which is registered as an open-end management investment company under the 1940 Act. The fund is divided into Portfolios, each of which represents a different class of stock in which a corresponding investment division of Separate Account UL invests. Separate Account UL was established under New York law on December 13, 1988. It is registered as a unit investment trust under the Investment Company Act of 1940.

MetLife Advisers, LLC serves as the investment adviser to the Metropolitan Series Fund. MetLife Advisers oversees and recommends the hiring or replacement of its subadvisers and is ultimately responsible for the investment performance of these Funds.

The investment objectives and policies of the Funds available under your Policy are summarized below:

     JANUS MID CAP PORTFOLIO: The Portfolio seeks long-term growth of capital. It normally invests at least 65% of its total assets in common stocks of medium capitalization companies selected for their growth potential. The portfolio manager defines medium capitalization ("mid-cap") companies as those whose market capitalization falls within the range of companies included in the S&P MidCap 400 Index at the time of the purchase. The Portfolio is non-diversified, so that it can own larger positions in a smaller number of issuers. This means that appreciation or depreciation of a single investment can have a greater impact on the Portfolio's share price. The portfolio manager generally takes a "bottom up" approach to building the Portfolio by identifying the companies with earnings growth potential that may not be recognized by the market at large, without regard to any industry sector or other similar selection procedure.

     JANUS GROWTH PORTFOLIO: The Portfolio seeks long-term growth of capital. It invests primarily in common stocks selected for their growth potential. The Portfolio may invest in companies of any size, from larger, well-established companies to smaller, emerging growth companies. It may invest without limit in foreign equity and debt securities and less than 35% of its net assets in high-yield/high-risk bonds. The portfolio manager applies a "bottom up" approach in choosing investments. In other words, he looks for companies with earnings growth potential one at a time. If the portfolio manager is unable to find such investments, a


                                     20

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     significant portion of the Portfolio's assets may be in cash or similar investments.

     T. ROWE PRICE LARGE CAP GROWTH PORTFOLIO: This Portfolio seeks long-term growth of capital, with dividend income as a secondary goal. It normally invests at least 65% of its total assets in a diversified group of large capitalization growth companies. The portfolio managers define large capitalization ("large-cap") companies as those whose market capitalization falls within the range of the largest 300 companies included in the Russell 3000 Index at the time of the purchase. The Portfolio generally looks for companies with above-average growth in earnings and cash flow; the ability to sustain earnings momentum even during economic slowdowns by operating in industries or service sectors where earnings and dividends can outpace inflation and the overall economy; or that have a lucrative niche in the economy where profit margins widen due to economic factors (rather than one-time events such as lower taxes). The Portfolio expects to invest in common stocks of companies that normally (but not always) pay dividends that are generally expected to rise in future years as earnings rise.

     T. ROWE PRICE SMALL CAP GROWTH PORTFOLIO: The investment objective of this Portfolio is long-term capital growth. The Portfolio normally invests at least 65% of its total assets in a diversified group of small capitalization companies. The portfolio manager defines small capitalization ("small cap") companies as those whose market capitalization falls within the range of or smaller than the bottom 100 companies in the S&P 500 Index at the time of the purchase. The Portfolio expects to invest primarily in common stocks and convertible securities of companies in the development stage of their corporate life cycle with potential to achieve long-term earnings growth faster than the overall market.

                         MET INVESTORS SERIES TRUST

Met Investors Series Trust is an open-end management company that offers a selection of twenty three managed investment Portfolios or mutual funds, one of which is offered through the Policy. Met Investors Advisory Corp. (formerly known as Security First Investment Management Corp.) has overall responsibility for the general management and administration of all of the Portfolios.

         PIMCO INNOVATION PORTFOLIO: The Portfolio seeks capital appreciation, with no consideration given to income. It seeks to achieve its investment objective by normally investing at least 65% of its assets in common stocks of companies which utilize new, creative or different, or "innovative," technologies to gain a strategic competitive advantage in their industry, as well as companies that provide and service those technologies. The Portfolio identifies its investment universe of technology-related companies by reference to classifications made by independent firms, such as Standard & Poor's (for example, companies classified as "Information Technology" companies) and by identifying companies that derive a substantial portion of their revenues from the manufacture, sale and/or service of technological products. Although the Portfolio emphasizes companies which utilize technologies, it is not required to invest exclusively in companies in a particular business sector or industry. The Portfolio may invest a substantial portion of its assets in the securities of smaller capitalization companies with total assets in excess of $200 million, and may invest in initial public offerings (IPO's). The Portfolio may invest up to 35% of its assets in foreign equity securities, including American Depositary Receipts, and may invest in securities of emerging market countries.

                           NEW ENGLAND ZENITH FUND

New England Zenith Fund is an open-end diversified management investment company, more commonly known as a mutual fund, consisting of multiple investment portfolios, known as the Series. MetLife Advisers (formerly New England Investment Management, Inc.) serves as the investment adviser to the Series. MetLife Advisers oversees and recommends the hiring or replacement of its subadvisers and is ultimately responsible for the investment performance of these Funds.

The investment objectives and policies of the Fund available under your Policy are summarized below:

     ALGER EQUITY GROWTH SERIES: Alger invests Equity Growth's assets primarily in growth stocks. Alger will ordinarily invest at least 65% of Equity Growth's total assets in equity securities of issues with market capitalization of $1 billion or greater. Alger seeks out and invests primarily in companies that are traded on domestic stock exchanges or in the domestic over-the-counter market. The companies Alger


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

     chooses for the portfolio of the Series may still be in the development stage. They may be older companies that appear to be entering a new stage of growth progress due to factors like management changes or development of new technologies, products or markets, or may be companies providing products or services with a high unit volume growth rate. Alger focuses on fundamental characteristics of individual companies and does not allocate assets based on specific industry sectors.

     HARRIS OAKMARK MID CAP VALUE SERIES: The Portfolio's investment objective is long-term capital appreciation. The fund invests primarily in common stocks of U.S. companies. It is a "non-diversified fund" which means that it may hold at any one time securities of fewer issuers compared to a "diversified fund." The fund may hold as few as 12 securities, but generally will have 15 to 20 securities in its portfolio. The manager will normally invest at least 65% of the Portfolio's assets in equity securities of companies with public stock market capitalizations within the range considered to be mid-cap stocks by Morningstar, Inc. The fund may invest up to 25% of its assets in fixed-income securities, including investment grade securities and high-yield debt.

THERE IS NO ASSURANCE THAT ANY OF THE FUNDS WILL ACHIEVE ITS STATED OBJECTIVE. It is conceivable that in the future it may be disadvantageous for Funds to offer shares to separate accounts of various insurance companies to serve as the investment medium for their variable products or for both variable life and annuity separate accounts to invest simultaneously in a Fund. The Boards of Trustees, the Boards of Directors, and the respective Advisors of each Fund, and the Company and any other insurance companies participating in the Funds are required to monitor events to identify any material irreconcilable conflicts that may possibly arise, and to determine what action, if any, should be taken in response to those events or conflicts. A more detailed description of the Funds, their investment policies, restrictions, risks, and charges is in the prospectuses for each Fund, which must accompany or precede this Prospectus and which should be read carefully.

             ADDITION, DELETION, OR SUBSTITUTION OF INVESTMENTS

The Company reserves the right, subject to compliance with applicable law, to make additions to, deletions from, or substitutions for the shares that are held by the Separate Account or that the Separate Account may purchase. The Company reserves the right to eliminate the shares of any of the Funds and to substitute shares of another Fund if the shares of a Fund are no longer available for investment or if in its judgment further investment in any Fund becomes inappropriate in view of the purposes of the Separate Account. The Company will not substitute any shares attributable to an Owner's interest in a Division of the Separate Account without notice to the Owner and prior approval of the SEC, to the extent required by the 1940 Act or other applicable law. Nothing contained in this Prospectus shall prevent the Separate Account from purchasing other securities for other series or classes of policies, or from permitting a conversion between series or classes of policies on the basis of requests made by Owners.

The Company also reserves the right to establish additional Divisions of the Separate Account, each of which would invest in a new Fund with a specified investment objective. New Divisions may be established when, in the sole discretion of the Company, marketing needs or investment conditions warrant. Any new Division will be made available to existing Owners on a basis to be determined by the Company. To the extent approved by the SEC, the Company may also eliminate or combine one or more Divisions, substitute one Division for another Division, or transfer assets between Divisions if, in its sole discretion, marketing, tax, or investment conditions warrant.

In the event of a substitution or change, the Company may, if it considers it necessary, make such changes in the Policy by appropriate endorsement and offer conversion options required by law, if any. The Company will notify all Owners of any such changes.

If deemed by the Company to be in the best interests of persons having voting rights under the Policy, and to the extent any necessary SEC approvals or Owner votes are obtained, the Separate Account may be: (a) operated as a management company under the 1940 Act; (b) de-registered under that Act in the event such registration is no longer required; or (c) combined with other separate accounts of the Company. To the extent permitted by applicable law, the Company may also transfer the assets of the Separate Account associated with the Policy to another separate account.

                               POLICY BENEFITS

                                DEATH BENEFIT

As long as the Policy remains in force (See Payment and Allocation of Premiums - Policy Lapse and Reinstatement), the Company will, upon receipt of proof of the Insured's death at its Home Office, pay the death benefit in a lump sum. The amount of the death benefit payable will be determined at the end of the Valuation Period during which the Insured's death occurred. The death benefit will be paid to the surviving Beneficiary or Beneficiaries specified in the application or as subsequently changed.

The Policy provides three death benefit options: "Death Benefit Option A," "Death Benefit Option B," and "Death Benefit Option C." The death benefit under all options will never be less than the current Face Amount of the Policy (less Indebtedness) as long as the Policy remains in force. (See Payment and Allocation of Premiums - Policy Lapse and Reinstatement.) The current minimum Face Amount is generally $50,000.

DEATH BENEFIT OPTION A. Under Death Benefit Option A, the death benefit until the Insured reaches Attained Age 100 is the current Face Amount of the Policy or, if greater, the applicable percentage of Cash Value on the date of death. At Attained Age 100 and above, the death benefit is 101% of the Cash Value. The applicable percentage is 250% for an Insured reaching Attained Age 40 or below on the Policy Anniversary prior to the date of death. For Insureds with an a Attained Age over 40 on that Policy Anniversary, the percentage is lower and declines with age as shown in the Applicable Percentage of Cash Value Table shown below. Accordingly, under Death Benefit Option A the death benefit will remain level at the Face Amount unless the applicable percentage of Cash Value exceeds the current Face Amount, in which case the amount of the death benefit will vary as the Cash Value varies. (See Illustrations of Death Benefits and Cash Values, Appendix A.)

DEATH BENEFIT OPTION B. Under Death Benefit Option B, the death benefit until the Insured reaches Attained Age 100 is equal to the current Face Amount plus the Cash Value of the Policy on the date of death or, if greater, the applicable percentage of the Cash Value on the date of death. At Attained Age 100 and above, the death benefit is 101% of the Cash Value. The applicable percentage is the same as under Death Benefit Option A: 250% for an Insured Attained Age 40 or below on the Policy Anniversary prior to the date of death, and for Insureds with an Attained Age over 40 on that Policy Anniversary the percentage declines as shown in the Applicable Percentage of Cash Value Table shown below. Accordingly, under Death Benefit Option B the amount of the death benefit will always vary as the Cash Value varies (but will never be less than the Face Amount). (See Illustrations of Death Benefits and Cash Values, Appendix A.)

---------------------------------------------------------
       APPLICABLE PERCENTAGE OF CASH VALUE TABLE
            FOR INSUREDS LESS THAN AGE 100*
---------------------------------------------------------
    Insured Person's Age       Policy Account Multiple
                                      Percentage
---------------------------------------------------------
        40 or under                      250%
---------------------------------------------------------
             45                          215%
---------------------------------------------------------
             50                          185%
---------------------------------------------------------
             55                          150%
---------------------------------------------------------
             60                          130%
---------------------------------------------------------
             65                          120%
---------------------------------------------------------
             70                          115%
---------------------------------------------------------
          78 to 90                       105%
---------------------------------------------------------
          95 to 99                       101%
---------------------------------------------------------

[FN]
*For ages that are not shown on this table, the applicable percentage multiples will decrease by a ratable portion for each full year.

DEATH BENEFIT OPTION C. Under Death Benefit Option C, the death benefit is equal to the current Face Amount of the Policy or, if greater, the Cash Value on the date of death multiplied by the "Attained Age factor" (a list of sample Attained Age factors is shown in the Sample Attained Age Factor Table below). At Attained Age 100 and above, the death benefit is 101% of the Cash Value. Accordingly, under Death Benefit Option C the death benefit will remain level at the Face Amount unless the Cash Value multiplied by the Attained Age factor exceeds the current Face Amount, in which case the amount of the death benefit will vary as the Cash Value varies. (See Illustrations of Death Benefits and Cash Values, Appendix A.)

----------------------------------------------------
              DEATH BENEFIT OPTION C
         SAMPLE ATTAINED AGE FACTOR TABLE
                 NON-SMOKER RATES
----------------------------------------------------
INSURED ATTAINED     MALE LIVES      FEMALE LIVES
       AGE             FACTOR           FACTOR
----------------------------------------------------
       20             7.005753         7.978495
----------------------------------------------------
       25             6.022987         6.777620
----------------------------------------------------
       30             5.118855         5.739715
----------------------------------------------------
       35             4.326687         4.852022
----------------------------------------------------
       40             3.657390         4.105161
----------------------------------------------------
       45             3.101789         3.489815
----------------------------------------------------
       50             2.642973         2.978976
----------------------------------------------------
       55             2.266395         2.555211
----------------------------------------------------
       60             1.962872         2.203321
----------------------------------------------------
       65             1.720583         1.909085
----------------------------------------------------
       70             1.531494         1.672354
----------------------------------------------------
       75             1.386501         1.480860
----------------------------------------------------
       80             1.280475         1.337304
----------------------------------------------------
       85             1.201521         1.231035
----------------------------------------------------
       90             1.145430         1.156319
----------------------------------------------------
       95             1.089164         1.090579
----------------------------------------------------

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

CHANGES IN DEATH BENEFIT OPTION. If the Policy was issued with either Death Benefit Option A or Death Benefit Option B, the death benefit option may be changed. A request for change must be made to the Company in writing. The effective date of such a change will be the Monthly Anniversary on or following the date the Company receives the change request. A change in death benefit option may have Federal income tax consequences. (See Federal Tax Matters.)

A Death Benefit Option A Policy may be changed to have Death Benefit Option
B. The Face Amount will be decreased to equal the death benefit less the Cash Value on the effective date of change. A Death Benefit Option B Policy may be changed to have Death Benefit Option A. The Face Amount will be increased to equal the death benefit on the effective date of change. A Policy issued under Death Benefit Option C may not change to either Death Benefit Option A or Death Benefit Option B for the entire lifetime of the Contract. Similarly, a Policy issued under either Death Benefit Option A or B may not change to Death Benefit Option C for the lifetime of the Policy.

Satisfactory evidence of insurability must be submitted to the Company in connection with a request for a change from Death Benefit Option A to Death Benefit Option B. A change may not be made if it would result in a Face Amount of less than the minimum Face Amount.

A change in death benefit option will not in itself result in an immediate change in the amount of a Policy's death benefit or Cash Value. In addition, if, prior to or accompanying a change in the death benefit option, there has been an increase in the Face Amount, the cost of insurance charge may be different for the increased amount. (See Monthly Deduction - Cost of Insurance.)

CHANGE IN FACE AMOUNT. Subject to certain limitations set forth below, an Owner may increase or decrease the Face Amount of a Policy once each Policy Year but not before the first Policy Anniversary. A written request is required for a change in the Face Amount. A change in Face Amount may affect the cost of insurance rate and the net amount at risk, both of which affect an Owner's cost of insurance charge. (See Monthly Deduction - Cost of Insurance.) A change in the Face Amount of a Policy may have Federal income tax consequences. (See Federal Tax Matters.)

For an increase in the Face Amount, the Company requires that satisfactory evidence of insurability be submitted. An application for an increase must be received by the Company. If approved, the increase will become effective as of the Monthly Anniversary on or following receipt of the application by the Company, but not before the first Policy Anniversary. In addition, the Insured must have an Attained Age of not greater than 80 on the effective date of the increase. The increase may not be less than $5,000. Although an application for an increase need not be accompanied by an additional premium, the Cash Value, less any Indebtedness, in effect immediately after the increase must be sufficient to cover the next monthly deduction. To the extent the Cash Value, less any Indebtedness, is not sufficient, an additional premium must be paid. (See Charges and Deductions - Monthly Deduction.) An increase in the Face Amount may result in certain additional charges. (See Charges and Deductions - Monthly Deduction.)

For the Owner's rights upon an increase in Face Amount, see Policy Rights - Right to Examine Policy. Owners should consult their sales representative before deciding whether to increase coverage by increasing the Face Amount of a Policy.

Any decrease in the Face Amount will become effective on the Monthly Anniversary on or following receipt of the written request by the Company. The amount of the requested decrease must be at least $5,000 and the Face Amount remaining in force after any requested decrease may not be less than minimum Face Amount. If following a decrease in Face Amount, the Policy would not comply with the maximum premium limitations required by Federal tax law (see Payment and Allocation of Premiums), the decrease may be limited or Cash Value may be returned to the Owner (at the Owner's election), to the extent necessary to meet these requirements. Decreases will generally be applied to prior increases in the Face Amount, if any, in the reverse order in which such increases occurred, and then to the original Face Amount. This order of reduction will be used to determine the amount of subsequent cost of insurance charges (See Monthly Deduction - Cost of Insurance.)

PAYMENT OF THE DEATH BENEFIT. The death benefit under the Policy will ordinarily be paid in a lump sum within seven days after the Company receives all documentation required for such a payment. Payment may, however, be postponed in certain circumstances. (See General Matters - Postponement of Payment from the Separate Account.) The death benefit will be increased by the amount of the monthly cost of insurance for the portion of the month from the date of death to the end of the month, and reduced by any outstanding Indebtedness. (See General Matters - Additional Insurance Benefits and Charges and

Deductions.) The Company will pay interest on the death benefit from the date of the Insured's death to the date of payment. Interest will be at an annual rate determined by the Company, but will never be less than the guaranteed rate of 3%. Provisions for settlement of proceeds other than a lump sum payment may only be made upon written agreement with the Company.

                                 CASH VALUE

The Cash Value of the Policy is equal to the total of the amounts credited to the Owner in the Separate Account, the Loan Account (securing Policy Loans), and, in certain contracts, the General Account. The Policy's Cash Value in the Separate Account will reflect the investment performance of the chosen Divisions of the Separate Account as measured by each Division's Net Investment Factor (defined below), the frequency and amount of Net Premiums paid, transfers, partial withdrawals, loans and the charges assessed in connection with the Policy. An Owner may at any time surrender the Policy and receive the Policy's Cash Surrender Value. (See Policy Rights - Surrender, Partial Withdrawals, and Pro-Rata Surrender.) The Policy's Cash Value in the Separate Account equals the sum of the Policy's Cash Values in each Division. There is no guaranteed minimum Cash Value.

DETERMINATION OF CASH VALUE. For each Division of the Separate Account, the Cash Value is determined on each Valuation Date. On the Investment Start Date, the Cash Value in a Division will equal the portion of any Net Premium allocated to the Division, reduced by the portion allocated to that Division of the monthly deduction(s) due from the Issue Date through the Investment Start Date. (See Payment and Allocation of Premiums.) Thereafter, on each Valuation Date, the Cash Value in a Division of the Separate Account will equal:

     (1) The Cash Value in the Division on the preceding Valuation Date, multiplied by the Division's Net Investment Factor (defined below) for the current Valuation Period; plus

     (2) Any Net Premium payments received during the current Valuation Period which are allocated to the Division; plus

     (3) Any loan repayments allocated to the Division during the current Valuation Period; plus

     (4) Any amounts transferred to the Division from the General Account or from another Division during the current Valuation Period; plus

     (5) That portion of the interest credited on outstanding loans which is allocated to the Division during the current Valuation Period; minus

     (6) Any amounts transferred from the Division to the General Account, Loan Account, or to another Division during the current Valuation Period (including any transfer charges); minus

     (7) Any partial withdrawals from the Division during the current Valuation Period; minus

     (8) Any withdrawal due to a Pro-Rata Surrender from the Division during the current Valuation Period; minus

     (9) If a Monthly Anniversary occurs during the current Valuation Period, the portion of the monthly deduction allocated to the Division during the current Valuation Period to cover the Policy Month which starts during that Valuation Period (See Charges and Deductions.)

NET INVESTMENT FACTOR: The Net Investment Factor measures the investment performance of a Division during a Valuation Period. The Net Investment Factor for each Division for a Valuation period is calculated as follows:

     (1) The value of the assets at the end of the preceding Valuation Period; plus

     (2) The investment income and capital gains, realized or unrealized, credited to the assets in the Valuation Period for which the Net Investment Factor is being determined; minus

     (3) The capital losses, realized or unrealized, charged against those assets during the Valuation Period; minus

     (4) Any amount charged against each Division for taxes, including any tax or other economic burden resulting from the application of the tax laws determined by the Company to be properly attributable to the Divisions of the Separate Account, or any amount set aside during the Valuation Period as a reserve for taxes attributable to the operation or maintenance of each Division; minus

     (5) A charge equal to a percentage of the average net assets for each day in the Valuation

     Period. This charge, for mortality and expense risks, is determined by the length of time the policy has been in force. It will not exceed the amounts shown in the following table:
         Policy      Percentage of      Effective
         Years      Avg. Net Assets    Annual Rate
         1-10          0.0015027          0.55%
         11-20         0.0012301          0.45%
         21+           0.0009572          0.35%;
         divided by

     (6) The value of the assets at the end of the preceding Valuation Period.

                                POLICY RIGHTS

                                    LOANS

LOAN PRIVILEGES. The Owner may, by written request to General American, borrow an amount up to the Loan Value of the Policy, with the Policy serving as sole security for such loan. A loan taken from, or secured by, a Policy may have Federal income tax consequences. (See Federal Tax Matters.)

The Loan Value is the Cash Value of the Policy on the date the loan request is received, less interest to the next loan interest due date, less anticipated monthly deductions to the next loan interest due date, less any existing loan, plus interest expected to be earned on the loan balance to the next loan interest due date. Policy Loan interest is payable on each Policy Anniversary.

The minimum amount that may be borrowed is $500. The loan may be completely or partially repaid at any time while the Insured is living. Any amount due to an Owner under a Policy Loan ordinarily will be paid within seven days after General American receives the loan request at its Home Office, although payments may be postponed under certain circumstances. (See General Matters - Postponement of Payments from the Separate Account.)

When a Policy Loan is made, Cash Value equal to the amount of the loan plus interest due will be transferred to the Loan Account as security for the loan. A Loan Subaccount exists within the Loan Account for the General Account and each Division of the Separate Account. Amounts transferred to the Loan Account to secure Indebtedness are allocated to the appropriate Loan Subaccount to reflect its origin. Unless the Owner requests a different allocation, amounts will be transferred from the Divisions of the Separate Account and the General Account in the same proportion that the Policy's Cash Value in each Division and the General Account, if any, bears to the Policy's total Cash Value, less the Cash Value in the Loan Account, at the end of the Valuation Period during which the request for a Policy Loan is received. This will reduce the Policy's Cash Value in the General Account and Separate Account. These transactions will not be considered transfers for purposes of the limitations on transfers between Divisions or to or from the General Account.

Cash Value in the Loan Account is expected to earn interest at a rate ("the earnings rate") which is lower than the rate charged on the Policy Loan ("the borrowing rate"). Cash Value in the Loan Account will accrue interest daily at an annual earnings rate of not less than 3%.

Interest credited on the Cash Value held in the Loan Account will be allocated on Policy Anniversaries to the General Account and the Divisions of the Separate Account in the same proportion that the Cash Value in each Loan Subaccount bears to the Cash Value in the Loan Account. The interest credited will also be transferred: (1) when a new loan is made; (2) when a loan is partially or fully repaid; and (3) when an amount is needed to meet a monthly deduction.

INTEREST CHARGED. The borrowing rate we charge for Policy Loan interest will be based on the following schedule:
              FOR LOANS              ANNUAL
         OUTSTANDING DURING       INTEREST RATE
         Policy Years   1-20          3.25%
         Policy Years    21+          3.15%

General American will inform the Owner of the current borrowing rate when a Policy Loan is requested.

Policy Loan interest is due and payable annually on each Policy Anniversary. If the Owner does not pay the interest when it is due, the unpaid loan interest will be added to the outstanding Indebtedness as of the due date and will be charged interest at the same rate as the rest of the Indebtedness. (See Effect of Policy Loans below.) The amount of Policy Loan interest which is transferred to the Loan Account will be deducted from the Divisions of the Separate Account and from the General Account in the same proportion that the portion of the Cash Value in each Division and in the General Account, respectively, bears to the total Cash Value of the Policy minus the Cash Value in the Loan Account.

EFFECT OF POLICY LOANS. Whether or not a Policy Loan is repaid, it will permanently affect the Cash Value of a Policy, and may permanently affect the amount of the death benefit. The collateral for the loan (the amount held in the Loan Account) does not participate in the performance of the Separate Account while the loan is outstanding. If the Loan Account earnings rate is less than the investment performance of the selected Division(s), the Cash Value of the Policy will be lower as a result of the Policy Loan. Conversely, if the Loan Account earnings rate is higher than the investment performance of the Division(s), the Cash Value may be higher.

In addition, if the Indebtedness (See Definitions) exceeds the Cash Value on any Monthly Anniversary, the Policy will lapse, subject to a grace period. (See Payment and Allocation of Premiums - Policy Lapse and Reinstatement.) A sufficient payment must be made within the later of the grace period of 62 days from the Monthly Anniversary immediately before the date Indebtedness exceeds the Cash Value, or 31 days after notice that a Policy will terminate unless a sufficient payment has been mailed, or the Policy will lapse and terminate without value. A lapsed Policy, however, may later be reinstated subject to certain limitations. (See Payment and Allocation of Premiums - Policy Lapse and Reinstatement.)

Any outstanding Indebtedness will be deducted from the proceeds payable upon the death of the Insured or the surrender of the Policy. Upon a complete surrender or lapse of any Policy, if the amount received plus the amount of outstanding Indebtedness exceeds the total investment in the Policy, the excess will generally be treated as ordinary income subject to tax. (See Federal Tax Matters.)

REPAYMENT OF INDEBTEDNESS. A Policy Loan may be repaid in whole or in part at any time prior to the death of the Insured and as long as a Policy is in force. When a loan repayment is made, an amount securing the Indebtedness in the Loan Account equal to the loan repayment will be transferred to the Divisions of the Separate Account and the General Account in the same proportion that the Cash Value in each Loan Subaccount bears to Cash Value in the Loan Account. Amounts paid while a Policy Loan is outstanding will be treated as premiums unless the Owner requests in writing that they be treated as repayment of Indebtedness.

            SURRENDER, PARTIAL WITHDRAWALS AND PRO-RATA SURRENDER

At any time during the lifetime of the Insured and while a Policy is in force, the Owner may surrender the Policy by sending a written request to the Company. After the first Policy Year, an Owner may make a partial withdrawal by sending a written request to the Company. The amount available for surrender is the Cash Surrender Value at the end of the Valuation Period during which the surrender request is received at the Company's Home Office. Amounts payable from the Separate Account upon surrender, partial withdrawal, or a Pro-Rata Surrender will ordinarily be paid within seven days of receipt of the written request. (See General Matters - Postponement of Payments from the Separate Account.)

SURRENDERS. To effect a surrender, either the Policy itself must be returned to the Company along with the request, or the request must be accompanied by a completed affidavit of loss, which is available from the Company. Upon surrender, the Company will pay the Cash Surrender Value, plus any Cash Surrender Value Adjustment, if due, to the Owner in a single sum. The Cash Surrender Value equals the Cash Value on the date of surrender, less any Indebtedness. The Company will determine the Cash Surrender Value as of the date that an Owner's written request is received at the Company's Home Office. If the request is received on a Monthly Anniversary, the monthly deduction otherwise deductible will be included in the amount paid. Coverage under a Policy will terminate as of the date of surrender. The Insured must be living at the time of a surrender. A surrender may have Federal income tax consequences. (See Federal Tax Matters.)

CASH SURRENDER VALUE ADJUSTMENT. If the original owner request for a full cash surrender is received during the first seven policy years, the amount paid upon surrender may be adjusted. The increase adjustment is based on the Sales Charge deducted from the first year premium payment plus the cumulative monthly Selection and Issue Expense Charge for the initial face amount multiplied by the appropriate percentage factor for the year of surrender.

         Year                           Percentage
           1                               100%
           2                               100%
           3                               100%
           4                                85%
           5                                75%
           6                                50%
           7                                25%
           8 or later                        0%

The increase adjustment to the Cash Surrender Value is not available on surrenders that qualify for treatment as a tax-exempt exchange under Section 1035 of the Internal Revenue Code or on partial withdrawals of cash.

PARTIAL WITHDRAWALS. After the first Policy Year, an Owner may make partial withdrawals from the Policy's Cash Surrender Value. There is no transaction charge for the first twelve partial withdrawals or requested transfers in a Policy Year. General American may impose a charge of $25 for each partial withdrawal or requested transfer in excess of twelve in a Policy Year. A partial withdrawal may have Federal income tax consequences. (See Federal Tax Matters.)

The minimum amount of a partial withdrawal request is the lesser of a) $1.00 from a Division of the Separate Account, or b) the Policy's Cash Value in a Division. Partial withdrawals made during a Policy Year may not exceed the following limits. The maximum amount that may be withdrawn from a Division of the Separate Account is the Policy's Cash Value in that Division. The total partial withdrawals and transfers from the General Account over the Policy Year may not exceed a maximum amount equal to the greater of the following: (1) 25% of the Cash Surrender Value in the General Account at the beginning of the Policy Year, or (2) the previous Policy Year's maximum amount.

The Owner may allocate the amount withdrawn, subject to the above conditions, among the Divisions of the Separate Account and the General Account. If no allocation is specified, then the partial withdrawal will be allocated among the Divisions of the Separate Account and the General Account in the same proportion that the Policy's Cash Value in each Division and the General Account bears to the total Cash Value of the Policy, less the Cash Value in the Loan Account, on the date the request for the partial withdrawal is received. If the limitations on withdrawals from the General Account will not permit this proportionate allocation, the Owner will be requested to provide an alternate allocation. (See The General Account.)

The death benefit will be affected by a partial withdrawal, unless Death Benefit Option A or Option C is in effect and the withdrawal is made under the terms of an anniversary partial withdrawal rider. (See General Matters - Additional Insurance Benefits.) If Death Benefit Option A or Death Benefit Option C is in effect and the death benefit equals the Face Amount, then a partial withdrawal will decrease the Face Amount by an amount equal to the partial withdrawal. If the death benefit is based on a percentage of the Cash Value, then a partial withdrawal will decrease the Face Amount by an amount by which the partial withdrawal exceeds the difference between the death benefit and the Face Amount. If Death Option B is in effect, the Face Amount will not change.

The Face Amount remaining in force after a partial withdrawal may not be less than the minimum Face Amount. Any request for a partial withdrawal that would reduce the Face Amount below this amount will not be implemented.

Partial withdrawals may affect the way in which the cost of insurance charge is calculated and the amount of pure insurance protection afforded under a Policy. (See Monthly Deduction - Cost of Insurance.) Partial withdrawals will be applied first to reduce the initial Face Amount and then to each increase in Face Amount in order, starting with the first increase. The Company may change the minimum amount required for a partial withdrawal or the number of times partial withdrawals may be made.

PRO-RATA SURRENDER. After the first Policy Year, an Owner can make a Pro-Rata Surrender of the Policy. The Pro-Rata Surrender will reduce the Face Amount and the Cash Value by a percentage chosen by the Owner. This percentage must be a whole number. A Pro-Rata Surrender may have Federal income tax consequences. (See Federal Tax Matters.) The percentage will be applied to the Face Amount and the Cash Value on the Monthly Anniversary on or following our receipt of the request.

The Owner may allocate the amount of decrease in Cash Value among the Divisions of the Separate Account and the General Account. If no allocation is specified, then the decrease in Cash Value will be allocated among the Divisions of the Separate Account and the General Account in the same proportion that the Policy's Cash Value in each Division and the General Account bears to the total Cash Value of the Policy, less the Cash Value in the Loan Account, on the date the request for Pro-Rata Surrender is received.

A Pro-Rata Surrender can not be processed if it will reduce the Face Amount below the minimum Face Amount of the Policy. No Pro-Rata Surrender will be processed for more Cash Surrender Value than is available on the date of the Pro-Rata Surrender. A cash payment will be made to the Owner for the amount of Cash Value reduction.

Pro-Rata Surrenders may affect the way in which the cost of insurance charge is calculated and the amount of the pure insurance protection afforded under the Policy. (See Monthly Deduction - Cost of Insurance.) Pro-Rata Surrenders will be applied to prior increases in the Face Amount, if any, in the reverse order in which such increases occurred, and then to the original Face Amount.



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While partial withdrawals and Pro-Rata Surrenders are each methods of reducing a Policy's Cash Value, a Pro-Rata Surrender differs from a partial withdrawal in that a partial withdrawal does not typically have a proportionate effect on a Policy's death benefit by reducing the Policy's Face Amount, while a Pro-Rata Surrender does. Assuming that a Policy's death benefit is not a percentage of the Policy's Cash Value, a Pro-Rata Surrender will reduce the Policy's death benefit in the same proportion that the Policy's Cash Value is reduced, while a partial withdrawal will reduce the death benefit by one dollar for each dollar of Cash Value withdrawn. Partial Withdrawals and Pro-Rata Surrenders will also result in there being different cost of insurance charges subsequently deducted. (See Monthly Deduction - Cost of Insurance; Surrender, Partial Withdrawals and Pro-Rata Surrender - Partial Withdrawals; and Surrenders, Partial Withdrawals, and Pro-Rata Surrenders-Pro-Rata Surrender.)

                                  TRANSFERS

Under General American's current practices, a Policy's Cash Value, except amounts credited to the Loan Account, may be transferred among the Divisions of the Separate Account and for certain contracts, between the General Account and the Divisions. Transfers to and from the General Account are subject to restrictions (See The General Account). Requests for transfers from or among Divisions of the Separate Account may be made in writing or by telephone. Transfers from or among the Divisions of the Separate Account must be in amounts of at least $1.00 or, if smaller, the Policy's Cash Value in a Division. The first twelve requested transfers or partial withdrawals per policy year will be allowed free of charge. Thereafter, the Company may impose a charge of $25 for each requested transfer or partial withdrawal. General American ordinarily will make transfers and determine all values in connection with transfers as of the end of the Valuation Period during which the transfer request is received.

All requests received on the same Valuation Date will be considered a single transfer request. Each transfer must meet the minimum requirement of $1.00 or the entire Cash Value in a Division, whichever is smaller. Where a single transfer request calls for more than one transfer, and not all of the transfers would meet the minimum requirements, General American will make those transfers that do meet the requirements. Transfers resulting from Policy Loans will not be counted for purposes of the limitations on the amount or frequency of transfers allowed in each Policy Month or Policy Year.

Although General American currently intends to continue to permit transfers for the foreseeable future, the Policy provides that General American may at any time revoke, modify, or limit the transfer privilege, including the minimum amount transferable, the maximum General Account allocation percent, and the frequency of such transfers.

                            PORTFOLIO REBALANCING

Over time, the funds in the General Account and the Divisions of the Separate Account will accumulate at different rates as a result of different investment returns. The Owner may direct that from time to time we automatically restore the balance of the Cash Value in the General Account and in the Divisions of the Separate Account to the percentages determined in advance. There are two methods of rebalancing available - periodic and variance.

PERIODIC REBALANCING. Under this option the Owner elects a frequency (monthly, quarterly, semiannually or annually), measured from the Policy Anniversary. On each date elected, we will rebalance the funds by generating transfers to reallocate the funds according to the investment percentages elected.

VARIANCE REBALANCING. Under this option the Owner elects a specific allocation percentage for the General Account and each Division of the Separate Account. For each such account, the allocation percentage (if not zero) must be a whole percentage and must not be less than five percent (5%). The Owner also elects a maximum variance percentage (5%, 10%, 15%, or 20% only), and can exclude specific funds from being rebalanced. On each Monthly Anniversary we will review the current fund balances to determine whether any fund balance is outside of the variance range (either above or below) as a percentage of the specified allocation percentage for that fund. If any fund is outside of the variance range, we will generate transfers to rebalance all of the specified funds back to the predetermined percentages.

Owners should consider that portfolio rebalancing entails the transfer of Cash Value from better performing portfolios to lesser performing portfolios.

Transfers resulting from portfolio rebalancing will not be counted against the total number of transfers allowed in a Policy Year before a charge is applied.

The Owner may elect either form of portfolio rebalancing by specifying it on the policy application, or may elect it later for an in-force Policy, or may cancel it, by submitting a change form acceptable to General American under its administrative rules.



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Only one form of portfolio rebalancing may be elected at any one time, and portfolio rebalancing may not be used in conjunction with dollar cost averaging (see below).

General American reserves the right to suspend portfolio rebalancing at any time on any class of Policies on a nondiscriminatory basis, or to charge an administrative fee for election changes in excess of a specified number in a Policy Year in accordance with its administrative rules.

                            DOLLAR COST AVERAGING

The Owner may direct the Company to transfer amounts on a monthly basis from the Money Market Fund to any other Division of the Separate Account. This service is intended to allow the Owner to utilize "dollar cost averaging" ("DCA"), a long-term investment technique which provides for regular, level investments over time. The Company makes no guarantee that DCA will result in a profit or protect against loss.

The following rules and restrictions apply to DCA transfers:

     (1)  The minimum DCA transfer amount is $100.

     (2) A written election of the DCA service, on a form provided by the Company, must be completed by the Owner and on file with the Company in order to begin DCA transfers.

     (3) In the written election of the DCA service, the Owner indicates how DCA transfers are to be allocated among the Divisions of the Separate Account. For any Division chosen to receive DCA transfers, the minimum percentage that may be allocated to a Division is 5% of the DCA transfer amount, and fractional percentages may not be used.

     (4) DCA transfers can only be made from the Money Market Fund, and DCA transfers will not be allowed to the General Account.

     (5) The DCA transfers will not count against the Policy's normal transfer restrictions. (See Policy Rights -- Transfers.)

     (6) The DCA transfer percentages may differ from the allocation percentages the Owner specifies for the allocation of Net Premiums. (See Payment and Allocation of Premiums -- Allocation of Net Premiums and Cash Values.)

     (7) Once elected, DCA transfers from the Money Market Fund will be processed monthly until either the value in the Money Market Fund is completely depleted or the Owner instructs the Company in writing to cancel the DCA service.

     (8) Transfers as a result of a Policy Loan or repayment, or in exercise of the conversion privilege, are not subject to the DCA rules and restrictions. The DCA service terminates at the time the conversion privilege is exercised, when any outstanding amount in any Division of the Separate Account is immediately transferred to the General Account. (See Policy Rights - Loans, and Policy Rights - Conversion Privilege.)

     (9) DCA transfers will not be made until the Right to Examine Policy period has expired (See Policy Rights - Right to Examine Policy.)

The Company reserves the right to assess a processing fee for the DCA service. The Company reserves the right to discontinue offering DCA upon 30 days' written notice to Owners. However, any such discontinuation will not affect DCA services already commenced. The Company reserves the right to impose a minimum total Cash Value, less outstanding Indebtedness, in order to qualify for DCA service. Also, the Company reserves the right to change the minimum necessary Cash Value and the minimum required DCA transfer amount.

Transfers made under Dollar Cost Averaging do not count against the total of twelve requested transfers or partial withdrawals allowed without charge in a Policy Year.

                           RIGHT TO EXAMINE POLICY

The Owner may cancel a Policy within 20 days after receiving it (30 days if the Owner is a resident of California and is age 60 or older) or within 45 days after the application was signed, whichever is later. If a Policy is canceled within this time period, a refund will be paid. Where required by state law, the refund will equal all premiums paid under the Policy. Where required by state law, General American will refund an amount equal to the greater of premiums paid or (1) plus (2) where (1) is the difference between the premiums paid, including any policy fees or other charges, and the amounts allocated to the Separate Account under the Policy and (2) is the value of the amounts allocated to the Separate Account under the Policy on the date the returned Policy is received by General American or its agent.



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To cancel the Policy, the Owner should mail or deliver the Policy to either
General American or the agent who sold it. A refund of premiums paid by check may be delayed until the Owner's check has cleared the bank upon which it was drawn. (See General Matters - Postponement of Payments from the Separate Account.)

A request for an increase in Face Amount (see Policy Benefits - Death Benefit) may also be canceled. The request for cancellation must be made within the later of 20 days from the date the Owner received the new Policy specifications page for the increase, or 45 days after the application for the increase was signed.

                      DEATH BENEFIT AT ATTAINED AGE 100

If the Insured is living and the Policy is in force when the Insured reaches Attained Age 100, the death benefit will be equal to 101% of the Cash Value of the Policy unless the Lifetime Coverage Rider is in effect. (See Additional Insurance Benefits.) At that point, no further premium payments will be required or accepted, and no further monthly deductions will be taken to cover the cost of insurance.

                     PAYMENT AND ALLOCATION OF PREMIUMS

                            ISSUANCE OF A POLICY

Each Policy is a part of a case. A case is a grouping of one or more Policies linked together by a non-arbitrary factor such as a common employer of each Insured. We decide what Policies constitute a case. A case may have one Owner (i.e. a single entity owns all the Policies in a case) or as many Owners as there are Policies in the case.

To purchase a Policy you must complete an application and submit it to an authorized registered agent of General American or to General American's Home Office. A Policy will generally be issued to Insureds of Issue Ages 20 through 85 for regularly underwritten and simplified issue contracts, and to Insureds of Issue Ages 20 through 70 for guaranteed issue contracts. General American may, in its sole discretion, issue Policies to Insureds falling outside of those Issue Ages. Acceptance of an application is subject to General American's underwriting rules and General American reserves the right to reject an application for any reason.

The Issue Date is determined by General American in accordance with its standard underwriting procedures for variable life insurance policies. The Issue Date is used to determine Policy Anniversaries, Policy Years, and Policy Months. Insurance coverages under a Policy will not take effect until the Policy has been delivered and the initial premium has been paid prior to the Insured's death and prior to any change in health as shown in the application.

                                  PREMIUMS

The initial premium is due on the Issue Date, and may be paid to an authorized registered agent of General American or to General American at its Home Office. General American currently requires that the initial premium for a Policy be at least equal to one-twelfth (1/12) of the Minimum Premium for the Policy. The Minimum Premium is the amount specified for each Policy based on the requested initial Face Amount and the charges under the Policy which vary according to the Issue Age, sex, underwriting risk class, and smoker status of the Insured. (See Charges and Deductions.) For policies issued as a result of a term conversion from certain General American term policies, the Company requires the Owner to pay an initial premium, which combined with conversion credits given, if any, will equal one full "Minimum Premium" for the Policy.

Following the initial premium, subject to the limitations described below, premiums may be paid in any amount and at any interval. Premiums after the first premium payment must be paid to General American at its Home Office. An Owner may establish a schedule of planned premiums which will be billed by the Company at regular intervals. Failure to pay planned premiums, however, will not itself cause the Policy to lapse. (See Policy Lapse and Reinstatement.) Premium receipts will be furnished upon request.

An Owner may make unscheduled premium payments at any time in any amount, or skip planned premium payments, subject to the minimum and maximum premium limitations described below.

If a Policy is in the intended Owner's possession but the initial premium has not been paid, the Policy is not in force. The intended Owner is deemed to have the Policy for inspection only.

PREMIUM LIMITATIONS. Every premium payment must be at least $10. In no event may the total of all premiums paid in any Policy Year exceed the current maximum premium limitations for that Policy Year. Maximum premium limits for the Policy Year will be shown in an Owner's annual report.

In general, for policies issued with Death Benefit Option A or Death Benefit Option B, the maximum premium limit for a Policy Year is the largest amount of premium that can be paid in that Policy Year such


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that the sum of the premiums paid under the Policy will not at any time exceed the guideline premium limitations needed to comply with the tax definition of life insurance. For policies issued with Death Benefit Option C, the company reserves the right to impose other restrictions upon the amount of premium that may be paid into the Policy. If at any time a premium is paid which would result in total premiums exceeding the current maximum premium limitations, the Company will only accept that portion of the premium which will make total premiums equal the maximum. Any part of the premium in excess of that amount will be returned or applied as otherwise agreed, and no further premiums will be accepted until allowed under the current maximum premium limitations.

In addition to the foregoing tax definitional limits on premiums, for purposes of determining whether distributions (including loans) are a return of income first, the Company monitors the Policy to detect whether the "seven pay limit" has been exceeded. If the seven pay limit is exceeded, the Policy becomes a "Modified Endowment". The Company has adopted administrative steps designed to notify an Owner when it is believed that a premium payment will cause a Policy to become a modified endowment contract. The Owner will be given a limited amount of time to request that the premium be reversed in order to avoid the Policy's being classified as a modified endowment contract. (See Federal Tax Matters.)

If the Company receives a premium payment which would cause the death benefit to increase by an amount that exceeds the Net Premium portion of the payment, then the Company reserves the right to (1) refuse that premium payment, or (2) require additional evidence of insurability before it accepts the premium.

                  ALLOCATION OF NET PREMIUMS AND CASH VALUE

ALLOCATION OF NET PREMIUMS. In the application for a Policy, the Owner indicates how Net Premiums are to be allocated among the Divisions of the Separate Account, to the General Account (if available), or both. For each Division chosen, you must allocate a whole percentage of the Net Premium, and fractional percentages may not be used. Certain other restrictions apply to allocations made to the General Account (see General Account). For policies issued with an allowable percentage to the General Account of more than 1%, the minimum percentage is 1%, and fractional percentages may not be used.

The allocation for future Net Premiums may be changed without charge at any time by providing notice to the Company. Any change in allocation will take effect immediately upon receipt by the Company of written notice. No charge is imposed for changing the allocations of future premiums. The initial allocation will be shown on the application which is attached to the Policy. The Company may at any time modify the maximum percentage of future Net Premiums that may be allocated to the General Account.

During the period from the Issue Date to the end of the Right to Examine Policy Period (See Policy Rights - Right to Examine Policy), Net Premiums will automatically be allocated to the Division that invests in the Money Market Fund of Capital Company. When this period expires, the Policy's Cash Value in that Division will be transferred to the Divisions of the Separate Account and to the General Account (if available) in accordance with the allocation requested in the application for the Policy, or any allocation instructions received subsequent to receipt of the application. Net Premiums received after the Right to Examine Policy Period will be allocated according to the allocation instructions most recently received by the Company unless otherwise instructed for that particular premium receipt.

The Policy's Cash Value may also be transferred between Divisions of the Separate Account, and, if the General Account is available under the Policy, between those Divisions and the General Account. (See Policy Rights - Transfers.)

The value of amounts allocated to Divisions of the Separate Account will vary with the investment performance of the chosen Divisions and the Owner bears the entire investment risk. This will affect the Policy's Cash Value, and may affect the death benefit as well. Owners should periodically review their allocations of Net Premiums and the Policy's Cash Value in light of market conditions and their overall financial planning requirements.

                       POLICY LAPSE AND REINSTATEMENT

LAPSE. Unlike conventional whole life insurance policies, the failure to make a premium payment following the initial premium will not itself cause a Policy to lapse. If, during the first five Policy Years, the sum of all premiums paid on the Policy, reduced by any partial withdrawals and any outstanding loan balance, is greater than or equal to the sum of the No Lapse Monthly Premiums for the elapsed months since the Issue Date, the Policy will not lapse as a result of the Cash Value less any loans and loan interest due being insufficient to pay the monthly deduction. Lapse will occur (except as described above) when the Cash Value, less any Indebtedness,


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is insufficient to cover the monthly deduction, and a grace period expires without a sufficient payment being made.

The grace period, which is 62 days, begins on the Monthly Anniversary on which the Cash Value, less any Indebtedness, becomes insufficient to meet the next monthly deduction. The Company will notify the Owner at the beginning of the grace period by mail addressed to the last known address on file with the Company. The notice to the Owner will indicate the amount of additional premium that must be paid. The amount of the premium required to keep the Policy in force will be the amount to cover the outstanding monthly deductions and premium expense charges. (See Charges and Deductions - Monthly Deduction.) If the Company does not receive the required amount within the grace period, the Policy will lapse and terminate without Cash Value.

If the Insured dies during the grace period, any overdue monthly deductions will be deducted from the death benefit otherwise payable.

REINSTATEMENT. The Owner may reinstate a lapsed Policy by written application any time within three years, five years where required by state law, after the date of lapse and before the Insured's Attained Age 100. Reinstatement is subject to the following conditions:

     1. Evidence of the insurability of the Insured satisfactory to the Company (including evidence of insurability of any person covered by a rider to reinstate the rider).

     2. Payment of a premium that, after the deduction of premium expense charges, is large enough to cover: (a) the monthly deductions due at the time of lapse, and (b) two times the monthly deduction due at the time of reinstatement.

     3. Payment or reinstatement of any Indebtedness. Any Indebtedness reinstated will cause Cash Value of an equal amount also to be reinstated. Any loan interest due and unpaid on the Policy Anniversary prior to reinstatement must be repaid at the time of reinstatement. Any loan paid at the time of reinstatement will cause an increase in Cash Value equal to the amount to be reinstated.

The Policy cannot be reinstated if it has been surrendered.

The amount of Cash Value on the date of reinstatement will be equal to the amount of any Policy Loan reinstated, increased by the Net Premiums paid at reinstatement and any Policy Loan paid at the time of reinstatement.

The Insured must be alive on the date the Company approves the application for reinstatement. If the Insured is not then alive, such approval is void and of no effect.

The effective date of reinstatement will be the date the Company approves the application for reinstatement. There will be a full monthly deduction for the Policy Month which includes that date. (See Charges and Deductions - Monthly Deduction.)


                           CHARGES AND DEDUCTIONS

Charges will be deducted in connection with the Policy to compensate the Company for providing the insurance benefits set forth in the Policy and any additional benefits added by rider, administering the Policies, incurring expenses in distributing the Policies, and assuming certain risks in connection with the Policy.

                           PREMIUM EXPENSE CHARGES

Prior to allocation of Net Premiums, premium payments will be reduced by premium expense charges consisting of a sales charge and a charge for premium taxes. The premium payment less the premium expense charge equals the Net Premium.

SALES CHARGE. A sales charge will be deducted from each premium payment to partially compensate the Company for expenses incurred in distributing the Policy and any additional benefits provided by riders. The Company currently intends to deduct a sales charge determined according to the following schedule:
     Policy Year 1       15% of premium up to Target
                          5% of premium above Target
     Policy Years 2-10    5% of all premium paid
     Policy Years 11+     2% of all premium paid

For policies issued in the state of Oregon, the amounts shown above are increased by 2%. Consistent with the requirements of the Texas non-forfeiture laws, the guaranteed sales charge varies for policies issued in Texas. As of the date of this prospectus, the current sales charge for Texas policies is the same as shown above.

The expenses covered by the sales charge include agent sales commissions, the cost of printing Prospectuses and sales literature, and any advertising costs. Where Policies are issued to Insureds with


                                     33

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

higher mortality risks or to Insureds who have selected additional insurance benefits, a portion of the amount deducted for sales charge is used to pay distribution expenses and other costs associated with these additional coverages. No increase in this sales charge will occur that would result in an increase in the sales charge percentage deducted in any previous Policy year.

To the extent that sales expenses are not recovered from the sales charge, those expenses may be recovered from other sources, including the mortality and expense risk charge described below.

PREMIUM TAXES. Various states or other governing jurisdictions and their subdivisions impose a tax on premiums received by insurance companies. Premium taxes vary by jurisdiction. A deduction equal to the amount of the actual premium tax (if any) is taken from each premium payment for these taxes. The deduction allows the Company to pass through the amount of the taxes imposed on the policy by the state or other governing jurisdiction and any subdivisions thereof. State premium taxes currently range from 0% to 3.5% (4% in Puerto Rico), with an average of approximately 2.1%.

FEDERAL TAX CHARGE. This charge is designed to pass through the equivalent of the federal tax consequences applicable to the policy. The charge is currently 1.3% of premium paid, and is guaranteed not to increase except to the extent of any increases in the federal tax.

                              MONTHLY DEDUCTION

Charges will be deducted monthly from the Cash Value of each Policy ("the monthly deduction") to compensate the Company for (a) certain administrative costs; (b) the cost of insurance; and (c) the cost of optional benefits added by rider. The monthly deduction will be taken on the Investment Start Date and on each Monthly Anniversary. It will be allocated among the General Account and each Division of the Separate Account in the same proportion that a Policy's Cash Value in the General Account and the Policy's Cash Value in each Division bear to the total Cash Value of the Policy, less the Cash Value in the Loan Account, on the date the deduction is taken. Because portions of the monthly deduction, such as the cost of insurance, can vary from month to month, the monthly deduction itself can vary in amount from month to month.

SELECTION AND ISSUE EXPENSE CHARGE. During the first ten Policy Years, and during the first ten Policy Years following an increase in Face Amount, the Company generally assesses a monthly charge to cover the costs associated with the underwriting and issue of the policy or the increase. The monthly charge per $1,000 of face amount ranges from approximately 4 cents to 65 cents, and varies by issue age, risk class, and (except on unisex Policies) sex of the Insured. The duration of the guaranteed charges varies for policies issued in Texas to ensure compliance with the Texas non-forfeiture laws. On a current basis, as of the date of this prospectus, the duration is the same as described above.

MONTHLY ADMINISTRATIVE CHARGE. The Company has responsibility for the administration of the Policies and the Separate Account. Administrative expenses include premium billing and collection, record keeping, processing death benefit claims, cash surrenders, partial withdrawals, Policy changes, and reporting and overhead costs, processing applications, and establishing Policy records. As reimbursement for administrative expenses related to the maintenance of each Policy and the Separate Account, the Company assesses a monthly administration charge from each Policy. This charge is generally $6 per month for all Policy Years and is guaranteed not to increase while the Policy is in force.

The Company may administer the Policy itself, or may purchase administrative services from such sources (including affiliates) as may be available. Such services will be acquired on a basis which, in the Company's sole discretion, affords the best services at the lowest cost. The Company reserves the right to select a company to provide services which the Company deems, in its sole discretion, is the best able to perform such services in a satisfactory manner even though the costs for such services may be higher than would prevail elsewhere.

COST OF INSURANCE. The cost of insurance is deducted on each Monthly Anniversary for the following Policy Month. Because the cost of insurance depends upon a number of variables, the cost will vary for each Policy Month. The cost of insurance is determined separately for the initial Face Amount and for any subsequent increases in Face Amount. The Company will determine the cost of insurance charge by multiplying the applicable cost of insurance rate or rates by the net amount at risk (defined below) for each Policy Month.

The cost of insurance rates are determined at the beginning of each Policy Year for the initial Face Amount and each increase in Face Amount. The rates will be based on the Attained Age, duration, rate class, and (except for unisex Policies) sex of the Insured at issue or the date of an increase in Face Amount. (See Unisex Requirements Under Montana


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

Law.) The cost of insurance rates generally increase as the Insured's Attained Age increases. The rate class of an Insured also will affect the cost of insurance rate. For the initial Face Amount, the Company will use the rate class on the Issue Date. For each increase in Face Amount, other than one caused by a change in the death benefit option, the Company will use the rate class applicable to that increase. If the death benefit equals a percentage of Cash Value, an increase in Cash Value will cause an automatic increase in the death benefit. The rate class for such increase will be the same as that used for the most recent increase that required proof of insurability.

The Company currently places Insureds into an elite rate class, a preferred rate class, a standard rate class, or into rate classes involving a higher mortality risk. The degree of underwriting imposed may vary from full underwriting, to simplified issue underwriting, to guaranteed issue underwriting.

Actual cost of insurance rates may change, and the actual monthly cost of insurance rates will be determined by the Company based on its expectations as to future mortality experience. However, the actual cost of insurance rates will not be greater than the guaranteed cost of insurance rates set forth in the Policy. For fully underwritten, guaranteed issue and simplified issue Policies which are not in a substandard risk class, the guaranteed cost of insurance rates are equal to 100% of the rates set forth in the male/female smoker/non-smoker 1980 CSO Mortality Tables (1980 CSO Tables NA and SA and 1980 CSO Tables NG and SG for sex distinct; 1980 CSO Tables NA and SA for unisex policies issued in compliance with Montana law), for the age nearest birthday. Higher rates apply if the Insured is determined to be in a substandard risk class.

In two otherwise identical Policies, an Insured in the elite or preferred rate class will have a lower cost of insurance than an Insured in a rate class involving higher mortality risk. The elite risk class is available only to non-smokers. The other rate classes are divided into two categories: smokers and nonsmokers. Nonsmoker Insureds will generally incur a lower cost of insurance than similarly situated Insureds who smoke. Policies issued with simplified underwriting or guaranteed issue will in general incur a higher cost of insurance than fully underwritten Policies. Guaranteed issue Policies will in general incur the highest current or actual cost of insurance rates.

The net amount at risk for a Policy Month is (a) the death benefit at the beginning of the Policy Month divided by 1.0024663 (which reduces the net amount at risk, solely for purposes of computing the cost of insurance, by taking into account assumed monthly earnings at an annual rate of 3%), less
(b) the Cash Value at the beginning of the Policy Month. If there is an increase in the Face Amount, a net amount at risk will be calculated separately for the initial Face Amount and for each increase in Face Amount. If Death Benefit Option A or Death Option C is in effect, for purposes of determining the net amounts at risk for the initial Face Amount and for each increase in Face Amount, Cash Value will first be considered a part of the initial Face Amount. If the Cash Value is greater than the initial Face Amount, the excess Cash Value will then be considered a part of each increase in order, starting with the first increase. If Death Benefit Option B is in effect, the net amount at risk will be determined separately for the initial Face Amount and for each increase in Face Amount. In calculating the cost of insurance charges, the cost of insurance rate for a Face Amount is applied to the net amount at risk for that Face Amount.

ADDITIONAL INSURANCE BENEFITS. The monthly deduction will include charges for any additional benefits provided by rider. (See General Matters - Additional Insurance Benefits.)

TRANSACTION CHARGES. There are no transaction charges for processing the first twelve transfers or partial withdrawals in a policy year. There may be a charge of $25 for each transfer or partial withdrawal in excess of twelve.

ADJUSTMENT OF CHARGES. General American may waive, reduce or vary any Policy charges under Policies sold to some cases. The amount of the variations and our eligibility rules may change from time to time. In general, they reflect cost savings over time that we anticipate for Policies sold to the eligible group or sponsored arrangements and relate to objective factors such as the size of the group, its stability and the characteristics of the group members. We will not be unfairly discriminatory in any variation in the administrative charge, or other charges, fees and privileges.

                          SEPARATE ACCOUNT CHARGES

MORTALITY AND EXPENSE RISK CHARGE. General American will deduct a daily charge from the Separate Account. The amount of the deduction is determined as a percentage of the average net assets of each Division of the Separate Account. The daily deduction percentages, and the equivalent effective annual rate, are:



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   POLICY YEARS        DAILY CHARGE          ANNUAL
                          FACTOR           EQUIVALENT
       1-10             .0015027%            0.55%
       11-20            .0012301%            0.45%
        21+             .0009572%            0.35%

This deduction is guaranteed not to increase while the Policy is in force. General American may realize a profit from this charge.

The mortality risk assumed by General American is that Insureds may die sooner than anticipated and that therefore General American will pay an aggregate amount of death benefits greater than anticipated. The expense risk assumed is that expenses incurred in issuing and administering the Policy will exceed the amounts realized from the administrative charges assessed against the Policy.

FUND EXPENSES. The value of the net assets of the Separate Account will reflect the investment advisory fee and other expenses incurred by the underlying investment companies. A summary of the annual Fund operating expenses is provided on page 8 of this prospectus. See the prospectuses for the respective Funds for a description of investment advisory fees and other expenses.

TAXES. No charges are currently made to the Separate Account for Federal, state, or local taxes that the Company incurs which may be attributable to such Separate Account or to the Policy. The Company may make such a charge for any such taxes or economic burden resulting from the application of the tax laws that it determines to be properly attributable to the Separate Account or to the Policy. (See Federal Tax Matters.)

                                  DIVIDENDS

The Policy is issued as a non-participating Policy and will not share in the divisible surplus of the Company.

                             THE GENERAL ACCOUNT

Because of exemptive and exclusionary provisions, interests in the General Account have not been registered under the Securities Act of 1933 and the General Account has not been registered as an investment company under the 1940 Act. Accordingly, neither the General Account nor any interests therein are subject to the provisions of these Acts and, as a result, the staff of the SEC has not reviewed the disclosure in this Prospectus relating to the General Account. The disclosure regarding the General Account may, however, be subject to certain generally applicable provisions of the Federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

                             GENERAL DESCRIPTION

The General Account consists of all assets owned by General American other than those in the Separate Account and other separate accounts. Subject to applicable law, General American has sole discretion over the investment of the assets of the General Account.

At issue, General American will determine the maximum percentage of the non-borrowed Cash Value that may be allocated, either initially or by transfer, to the General Account. The ability to allocate Net Premiums or to transfer Cash Value to the General Account may not be made available, in the Company's discretion, under certain Policies. Further, the option may be limited with respect to some Policies. The Company may, from time to time, adjust the extent to which premiums or Cash Value may be allocated to the General Account (the "maximum allocation percentage"). Such adjustments may not be uniform as to all Policies. General American may at any time modify the General Account maximum allocation percent. Subject to this maximum, an Owner may elect to allocate Net Premiums to the General Account, the Separate Account, or both. Subject to this maximum, the Owner may also transfer Cash Value from the Divisions of the Separate Account to the General Account, or from the General Account to the Divisions of the Separate Account. The allocation of Net Premiums or the transfer of Cash Value to the General Account does not entitle an Owner to share in the investment experience of the General Account. Instead, General American guarantees that Cash Value allocated to the General Account will accrue interest at a rate of at least 3%, compounded annually, independent of the actual investment experience of the General Account.

The Loan Account is part of the General Account.

                                 THE POLICY

This Prospectus describes a flexible premium variable life insurance policy. This Prospectus is generally intended to serve as a disclosure document only for the aspects of the Policy relating to the Separate Account. For complete details regarding the General Account, see the Policy itself.

                          GENERAL ACCOUNT BENEFITS

If the Owner allocates all Net Premiums only to the General Account and makes no transfers, partial withdrawals, Pro-Rata Surrenders, or Policy Loans, the entire investment risk will be borne by General American, and General American guarantees that it


                                     36

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will pay at least a minimum specified death benefit. The Owner may select
Death Benefit Option A, B or C under the Policy and may change the Policy's Face Amount subject to satisfactory evidence of insurability.

                         GENERAL ACCOUNT CASH VALUE

Net Premiums allocated to the General Account are credited to the Cash Value. General American bears the full investment risk for these amounts and guarantees that interest will be credited to each Owner's Cash Value in the General Account at a rate of no less than 3% per year, compounded annually. General American may, AT ITS SOLE DISCRETION, credit a higher rate of interest, although it is not obligated to credit interest in excess of 3% per year, and might not do so. ANY INTEREST CREDITED ON THE POLICY'S CASH VALUE IN THE GENERAL ACCOUNT IN EXCESS OF THE GUARANTEED MINIMUM RATE OF 3% PER YEAR WILL BE DETERMINED IN THE SOLE DISCRETION OF GENERAL AMERICAN. THE POLICY OWNER ASSUMES THE RISK THAT INTEREST CREDITED MAY NOT EXCEED THE GUARANTEED MINIMUM RATE OF 3% PER YEAR. If excess interest is credited, a different rate of interest may be applied to the Cash Value in the Loan Account. The Cash Value in the General Account will be calculated on each Monthly Anniversary of the Policy.

General American guarantees that, on each Valuation Date, the Cash Value in the General Account will be the amount of the Net Premiums allocated or Cash Value transferred to the General Account, plus interest at the rate of 3% per year, plus any excess interest which General American credits and any amounts transferred into the General Account, less the sum of all Policy charges allocable to the General Account and any amounts deducted from the General Account in connection with partial withdrawals, Pro-Rata Surrenders, or transfers to the Separate Account.

         TRANSFERS, SURRENDERS, PARTIAL WITHDRAWALS AND POLICY LOANS

After the first Policy Year, a portion of Cash Value may be withdrawn from the General Account or transferred from the General Account to the Separate Account. A partial withdrawal and any transfer must be at least $500 or, the Policy's entire Cash Value in the General Account if less than $500. The total amount of transfers and withdrawals in a Policy Year may not exceed a Maximum Amount equal to the greater of (a) 25% of a Policy's Cash Surrender Value in the General Account at the beginning of the Policy Year, or (b) the previous Policy Year's Maximum Amount (not to exceed the total Cash Surrender Value of the Policy).

Transfers to the General Account are limited by the maximum allocation percentage (described below) in effect for a Policy at the time a transfer request is made.

Policy Loans may also be made from the Policy's Cash Value in the General
Account.

Loans and withdrawals from the General Account may have Federal income tax consequences. (See Federal Tax Matters.)

There is no transaction charge for the first twelve partial withdrawals or requested transfers in a Policy Year. General American may impose a charge of $25 for each partial withdrawal or requested transfer in excess of twelve in a Policy Year. General American may revoke or modify the privilege of transferring amounts to or from the General Account at any time. Transfers, surrenders, partial withdrawals and Pro-Rata Surrenders payable from the General Account and the payment of Policy Loans allocated to the General Account may, subject to certain limitations, be delayed for up to six months. However, if payment is deferred for 30 days or more, General American will pay interest at the rate of 2.5% per year for the period of the deferment. Amounts from the General Account used to pay premiums on policies with General American will not be delayed.

                               GENERAL MATTERS

             POSTPONEMENT OF PAYMENTS FROM THE SEPARATE ACCOUNT

The Company usually pays amounts payable on partial withdrawal, Pro-Rata Surrender, surrender, or Policy Loan allocated to the Separate Account Divisions within seven days after written notice is received. Payment of any amount payable from the Divisions of the Separate Account upon surrender, partial withdrawals, Pro-Rata Surrender, or death of Insured, as well as payments of a Policy Loan and transfers, may be postponed whenever: (1) the New York Stock Exchange is closed other than customary weekend and holiday closings, or trading on the New York Stock Exchange is restricted as determined by the SEC; (2) the SEC by order permits postponement for the protection of Owners; or (3) an emergency exists, as determined by the SEC, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to determine the value of the Separate Account's net assets. The Company may defer payment of the portion of any Policy Loan


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

from the General Account for not more than six months.

Payments under the Policy of any amounts derived from premiums paid by check may be delayed until the Owner's check has cleared the bank upon which it was drawn.

                                THE CONTRACT

The Policy, the attached application, any riders, endorsements, any application for an increase in Face Amount, and any application for reinstatement constitute the entire contract. All statements made by the Insured in the application and any supplemental applications can be used to contest a claim or the validity of the Policy. Any change to the Policy must be in writing and approved by the President, a Vice President, or the Secretary of the Company. No agent has the authority to alter or modify any of the terms, conditions, or agreements of the Policy or to waive any of its provisions.

                              CONTROL OF POLICY

The Insured is the Owner of the Policy unless another person or entity is shown as the Owner in the application. Ownership may be changed, however, as described below. The Owner is entitled to all rights provided by the Policy. Any person whose rights of ownership depend upon some future event does not possess any present rights of ownership. If there is more than one Owner at a given time, all Owners must exercise the rights of ownership by joint action. If the Owner dies, and the Owner is not the Insured, the Owner's interest in the Policy becomes the property of his or her estate unless otherwise provided. Unless otherwise provided, the Policy is jointly owned by all Owners named in the Policy or by the survivors of those joint Owners. Unless otherwise stated in the Policy, the final Owner is the estate of the last joint Owner to die. The Company may rely on the written request of any trustee of a trust which is the Owner of the Policy, and the Company is not responsible for the proper administration of any such trust.

                                 BENEFICIARY

The Beneficiary(ies) is (are) the person(s) specified in the application or by later designation. Unless otherwise stated in the Policy, the Beneficiary has no rights in a Policy before the death of the Insured. If there is more than one Beneficiary at the death of the Insured, each Beneficiary will receive equal payments unless otherwise provided by the Owner. If no Beneficiary is living at the death of the Insured, the proceeds will be payable to the Owner or, if the Owner is not living, to the Owner's estate.

The Company permits the designation of various types of trusts as Beneficiary(ies), including trusts for minor beneficiaries, trusts under a will, and trusts under a separate written agreement. An Owner is also permitted to designate several types of beneficiaries, including business beneficiaries.

                       CHANGE OF OWNER OR BENEFICIARY

The Owner may change the ownership and/or Beneficiary designation by written request in a form acceptable to the Company at any time during the Insured's lifetime subject to any restrictions stated in the Policy and this Prospectus. The Company may require that the Policy be returned for endorsement of any change. If acceptable to us, the change will take effect as of the date the request is signed, whether or not the Insured is living when the request is received at the Company's Home Office. The Company is not liable for any payment made or action taken before the Company received the written request for change. If the Owner is also a Beneficiary of the Policy at the time of the Insured's death, the Owner may, within sixty days of the Insured's death, designate another person to receive the Policy proceeds. Any change will be subject to any assignment of the Policy or any other legal restrictions.

                               POLICY CHANGES

The Company reserves the right to limit the number of changes to a Policy to one per Policy Year and to restrict changes in the first Policy Year. Currently, only one change is permitted during any Policy Year and no change may be made during the first Policy Year. For this purpose, changes include increases or decreases in Face Amount and changes in the death benefit option. No change will be permitted, if as a result, the Policy would fail to satisfy the definition of life insurance in Section 7702 of the Internal Revenue Code or any applicable successor provision.

                          CONFORMITY WITH STATUTES

If any provision in a Policy is in conflict with the laws of the state governing the Policy, the provision will be deemed to be amended to conform to such laws. In addition, the Company reserves the right to change the Policy if it determines that a change is necessary to cause this Policy to comply with, or give the Owner the benefit of any Federal or state statute, rule, or regulation, including, but not limited to, requirements of the Internal Revenue Code, or its regulations or published rulings.



                                     38

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

                             CLAIMS OF CREDITORS

To the extent permitted by law, neither the Policy nor any payment under it will be subject to the claims of creditors or to any legal process.

                              INCONTESTABILITY

The Policy is incontestable after it has been in force for two years from the Issue Date during the lifetime of the Insured. An increase in Face Amount or addition of a rider after the Issue Date is incontestable after such increase or addition has been in force for two years from its effective date during the lifetime of the Insured. Any reinstatement of a Policy is incontestable only after it has been in force during the lifetime of the Insured for two years after the effective date of the reinstatement.

                                 ASSIGNMENT

The Company will be bound by an assignment of a Policy only if: (a) the assignment is in writing; (b) the original assignment instrument or a certified copy thereof is filed with the Company at its Home Office; and (c) the Company returns an acknowledged copy of the assignment instrument to the Owner. The Company is not responsible for determining the validity of any assignment. Payment of Policy proceeds is subject to the rights of any assignee of record. If a claim is based on an assignment, the Company may require proof of the interest of the claimant. A valid assignment will take precedence over the claim of any Beneficiary.

                                   SUICIDE

Suicide within two years of the Issue Date is not covered by the Policy. If the Insured dies by suicide, while sane or insane, within two years from the Issue Date (or within the maximum period permitted by the laws of the state in which the Policy was delivered, if less than two years), the amount payable will be limited to premiums paid, less any partial withdrawals and outstanding Indebtedness subject to certain limitations, if the Insured, while sane or insane, dies by suicide within two years after the effective date of an increase in Face Amount, the death benefit for that increase will be limited to the amount of the monthly deductions for the increase.

If the Insured is a Missouri citizen when the Policy is issued, this provision does not apply on the Issue Date of the Policy, or on the effective date of any increase in Face Amount, unless the Insured intended suicide when the Policy, or the increase in Face Amount, was applied for.

                 MISSTATEMENT OF AGE OR SEX AND CORRECTIONS

If the age or sex (except in unisex Policies, see Unisex Requirements Under Montana Law) of the Insured has been misstated in the application, the amount of the death benefit will be that which the most recent cost of insurance charge would have purchased for the correct age and sex.

Any payment or Policy changes made by the Company in good faith, relying on its records or evidence supplied with respect to such payment, will fully discharge the Company's duty. The Company reserves the right to correct any errors in the Policy.

                        ADDITIONAL INSURANCE BENEFITS

Subject to certain requirements, one or more of the following additional insurance benefits may be added to a Policy by rider. The descriptions below are intended to be general; the terms of the Policy riders providing the additional benefits may vary from state to state, and the Policy should be consulted. The cost of any additional insurance benefits which require additional charges will be deducted as part of the monthly deduction from the Policy's Cash Value. (See Charges and Deductions - Monthly Deduction.) Certain restrictions may apply and are described in the applicable rider. An insurance agent authorized to sell the Policy can describe these extra benefits further. Samples of the provisions are available from General American upon written request.

WAIVER OF MONTHLY DEDUCTION RIDER. Provides for the waiver of the monthly deductions while the Insured is totally disabled, subject to certain limitations described in the rider. The Insured must have become disabled after age 5 and before age 65.

WAIVER OF SPECIFIED PREMIUM RIDER. Provides for crediting the Policy's Cash Value with a specified monthly premium while the Insured is totally disabled. The monthly premium selected at issue is not guaranteed to keep the Policy in force. The Insured must have become disabled after age 5 and before age 65.

ADJUSTABLE BENEFIT TERM RIDER. This rider allows an employer who is the Owner to provide adjustable term insurance to comply with the terms of an associated employee benefit plan. The increase in coverage occurs on each Policy Anniversary.

ANNIVERSARY PARTIAL WITHDRAWAL RIDER. This rider allows the owner to withdraw up to 15% of the Policy's Cash Surrender Value on any Policy Anniversary without reducing the Face Amount.



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GUARANTEED SURVIVOR PURCHASE OPTION - PLUS (GSPO-PLUS). This rider grants the policy Owner or the Insured's Beneficiary the option to purchase, upon the death of the Insured, on the 10th anniversary of the rider, and on the rider anniversary nearest the Designated Life's 65th birthday, a specified amount of additional insurance coverage on the Designated Life (or Lives) without furnishing evidence of insurability.

SUPPLEMENTAL COVERAGE TERM RIDER. This rider provides level term insurance on the life of the Insured under the base policy. It can be added only at issue. It cannot be increased or added to an existing Policy.

PRELIMINARY TERM INSURANCE. This rider provides preliminary term insurance from the date of hire of a new employee until the plan anniversary when a corporate-sponsored Policy is issued. The rider provides level term insurance equal to the initial face amount of the Policy and all attached riders.

ACCELERATED BENEFIT RIDER. This rider provides a benefit to the Owner if the Insured becomes terminally ill and is not expected to live more then twelve months. The Owner may receive 25%, 50% or 75% (but no more than $250,000) of the eligible proceeds in a lump sum. "Eligible proceeds" means the death benefit that would have been payable had the insured died on the date the rider is exercised.

SECONDARY GUARANTEE RIDER. This rider guarantees that if, during the secondary guarantee period, the sum of all premiums paid on the Policy, reduced by any partial withdrawals and any outstanding loan balance, is greater than or equal to the sum of the secondary guarantee premiums required since the Issue Date, the Policy will not lapse as a result of a Cash Value less any loans, loans interest due, and any surrender charge being insufficient to pay the monthly deduction.

The secondary guarantee period is the lesser of twenty Policy Years, or the number of Policy Years until the Insured reaches Attained Age 70. For Policies issued after Attained Age 60, the secondary guarantee period is ten Policy Years.

LIFETIME COVERAGE RIDER. This rider provides the continuation of the Policy's face amount beyond age 100, provided the policy remains in force to age 100 with a positive cash surrender value. If the Policy is in force after the Insured's Attained Age 100, the death benefit will be the greater of the face amount or 101% of the Cash Value.

                             RECORDS AND REPORTS

The Company will maintain all records relating to the Separate Account and will mail to the Owner once each Policy Year, at the last known address of record, a report which shows the current Policy values, premiums paid, deductions made since the last report, and any outstanding Policy Loans. The Owner will also be sent a periodic report for each Fund. Receipt of premium payments, transfers, partial withdrawals, Pro-Rata Surrenders, Policy Loans, loan repayments, changes in death benefit options, increases or decreases in Face Amount, surrenders and reinstatements will be confirmed promptly following each transaction.

An Owner may request in writing a projection of illustrated future Cash Surrender Values and death benefits. This projection will be furnished by the Company for a nominal fee which will not exceed $25.

                        DISTRIBUTION OF THE POLICIES

The Policy will be sold by individuals who, in addition to being licensed as life insurance agents for the Company, are also registered representatives of broker-dealers who have entered into written sales agreements with General American Distributors, Inc. General American Distributors, Inc. was incorporated under the laws of Missouri in 2001 and is a wholly-owned subsidiary of GenAmerica Financial Corporation. General American Distributors, Inc. is registered with the SEC under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. No director or officer of General American Distributors, Inc. owns any units in the Separate Account.

Writing agents will receive commissions based on a commission schedule and rules. Currently, agent first-year commissions will vary from 12.25% to 25% of target premiums, depending on the agent's contract, and 2.25% of excess premium paid in Policy Year 1. In Policy Years 2 through 4, agent renewal commissions vary from 8.50% to 13.75% of target premium and 1.00% to 1.75% of excess premium paid, depending on the agent's contract. In Policy Years 5 and later, the agent commissions vary from 1.0% to 2.0% of premiums paid, depending on the agent's contract type. An additional service fee, determined as a percentage of the Policy's unloaned Cash Value, is also paid. The percentage varies by Policy Year from 0% to 0.20% of average monthly unloaned assets. In addition, the Company, general agent, and writing agent may enter into agreements that compensate the writing agent for basic expenses,


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

renewal overrides, and incentive bonuses. Reductions may be possible under the circumstances outlined in the section entitled Adjustment of Charges. General Agents receive compensation which may be in part based on the level of agent commissions in their agencies.

As principal underwriter for the Policies, General American Distributors, Inc. may receive a fee of up to 2% of premium. A portion of this underwriting fee may be shared with other broker dealers, which market and distribute Policies under a written sales agreement with General American Distributors, Inc.

The general agent commission schedules and rules differ for different types of agency contracts.

                             FEDERAL TAX MATTERS

                                INTRODUCTION

The following summary provides a general description of the Federal income tax considerations associated with the Policy and does not purport to be complete or to cover all situations. This discussion is not intended as tax advice. Counsel or other competent tax Advisors should be consulted for more complete information. This discussion is based upon General American's understanding of the present Federal income tax laws as they are currently interpreted by the Internal Revenue Service. No representation is made as to the likelihood of continuation of the present Federal income tax laws or of the current interpretations by the Internal Revenue Service.

                          TAX STATUS OF THE POLICY

Section 7702 of the Internal Revenue Code of 1986, as amended (the "Code") includes a definition of a life insurance contract for Federal tax purposes. The Secretary of the Treasury (the "Treasury") issued proposed regulations which specify what will be considered reasonable mortality charges under
Section 7702. Guidance as to how Section 7702 is to be applied is, however, limited. If a Policy were determined not to be a life insurance contract for purposes of Section 7702, such Policy would not provide most of the tax advantages normally provided by a life insurance policy.

With respect to a Policy issued on a basis of a standard premium class or on a guaranteed or simplified issue basis, while there is some uncertainty due to the limited guidance under Section 7702, the Company believes that such a Policy should meet the Section 7702 definition of a life insurance contract. However, with respect to a Policy issued on a substandard basis (i.e., a premium class involving higher than standard mortality risk), it is not clear whether such a Policy would satisfy Section 7702, particularly if the Owner pays the full amount of premiums permitted under the Policy.

If it is subsequently determined that a Policy does not satisfy Section 7702, the Company will take whatever steps are appropriate and necessary to attempt to cause such a Policy to comply with Section 7702, including possibly refunding any premiums paid that exceed the limitations allowable under Section 7702 (together with interest or other earnings on any such premiums refunded as required by law). For these reasons, the Company reserves the right to modify the Policy as necessary to attempt to qualify it as a life insurance contract under Section 7702.

Section 817(h) of the Code authorizes the Treasury to set standards by regulation or otherwise for the investments of the Separate Account to be "adequately diversified" in order for the Policy to be treated as a life insurance contract for Federal tax purposes. The Separate Account, intends to comply with the diversification requirements prescribed by the Treasury in Regulation Section 1.817-5, which affect how assets may be invested. Although General American does not control the Funds, it has entered into agreements, which require these investment companies to be operated in compliance with the requirements prescribed by the Treasury.

The IRS has stated in published rulings that a variable contract owner will be considered the owner of separate account assets, for federal income tax purposes, if the contract owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. If that were to be determined to be the case, income and gains from the separate account assets would be includible in the variable contract owner's gross income.

The ownership rights under the Policy are different in certain respects from those described by the IRS in rulings in which it was determined that policy owners were not owners of separate account assets. For example, the Owner has additional flexibility in allocating Premium payments and Policy Values. These differences could result in an Owner being treated as the owner of a pro rata portion of the assets of the Separate Account. In addition, the Company does not know what standards will be set forth, if any, in the regulations or rulings which the Treasury Department has stated it expects to issue. The Company therefore reserves the right to modify the Policy as necessary to attempt to prevent an Owner

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

from being considered the owner of a pro rata share of the assets of the Separate Account.

The following discussion assumes that the Policy will qualify as a life insurance contract for Federal income tax purposes.

l. TAX TREATMENT OF POLICY BENEFITS. In general, the Company believes that the proceeds and Cash Value increases of a Policy should be treated in a manner consistent with a fixed-benefit life insurance policy for Federal income tax purposes. Thus, the death benefit under the Policy should be excludable from the gross income of the Beneficiary under Section 101(a)(1) of the Code, unless a transfer for value (generally a sale of the policy) has occurred.

Many changes or transactions involving a Policy may have tax consequences, depending on the circumstances. Such changes include, but are not limited to, the exchange of the Policy, a change of the Policy's Face Amount, a Policy Loan, an additional premium payment, a Policy lapse with an outstanding Policy Loan, a partial withdrawal, or a surrender of the Policy. In addition, Federal estate and state and local estate, inheritance, and other tax consequences of ownership or receipt of Policy proceeds depend upon the circumstances of each Owner or Beneficiary. A competent tax adviser should be consulted for further information.

A Policy may also be used in various arrangements, including non-qualified deferred compensation or salary continuation plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if you are contemplating the use of a Policy in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a qualified tax adviser regarding the tax attributes of the particular arrangement.

Generally, the Owner will not be deemed to be in constructive receipt of the Policy's Cash Value, including increments thereof, under the Policy until there is a distribution. Under a complete surrender or lapse of any Policy, if the amount received plus the amount of outstanding Indebtedness exceeds the total investments in the Policy, the excess will generally be treated as ordinary income subject to tax. The tax consequences of other distributions from, and Policy Loans taken from or secured by, a Policy depend upon whether the Policy is classified as a "modified endowment contract".

2. MODIFIED ENDOWMENT CONTRACTS. A policy may be treated as a modified endowment contract depending upon the amount of premiums paid in relation to the death benefit provided under such Policy. The premium limitation rules for determining whether a Policy is a modified endowment contract are extremely complex. In general, however, a Policy will be a modified endowment contract if the accumulated premiums paid at any time during the first seven Policy Years exceed the sum of the net level premiums which would have been paid on or before such time if the Policy provided for paid-up future benefits after the payment of seven level annual premiums.

In addition, if a Policy is "materially changed" it may cause such Policy to be treated as a modified endowment contract. The material change rules for determining whether a Policy is a modified endowment contract are also extremely complex. In general, however, the determination of whether a Policy will be a modified endowment contract after a material change generally depends upon the relationship among the death benefit at the time of such change, the Cash Value at the time of the change and the additional premiums paid in the seven Policy Years starting with the date on which the material change occurs.

Moreover, a life insurance contract received in exchange for a life insurance contract classified as a modified endowment contract will also be treated as a modified endowment contract. A reduction in a Policy's benefits may also cause such Policy to become a modified endowment contract.

Due to the Policy's flexibility, classification of a Policy as a modified endowment contract will depend upon the circumstances of each Policy. The Company has, however, adopted administrative steps designed to protect an Owner against the possibility that the Policy might become a modified endowment contract. The Company believes the safeguards are adequate for most situations, but it cannot provide complete assurance that a Policy will not be classified as a modified endowment contract. At the time a premium is credited which would cause the Policy to become a modified endowment contract, the Company will notify the Owner that unless a refund of the excess premium is requested by the Owner, the Policy will become a modified endowment contract. The Owner will have 30 days after receiving such notification to request the refund. The excess premium paid will be returned to the Owner upon receipt by the Company of the refund request. The amount to be refunded will be deducted from the Policy Cash Value in the Divisions of the Separate Account and in the General Account in the same proportion as the premium payment was allocated to such Divisions.

Accordingly, a prospective Owner should contact a competent tax adviser before purchasing a Policy to determine the circumstances under which the Policy would be a modified endowment contract. In addition, an Owner should contact a competent tax adviser before paying any additional premiums or making any other change to, including an exchange of, a Policy to determine whether such premium or change would cause the Policy (or the new Policy in the case of an exchange) to be treated as a modified endowment contract.

3. DISTRIBUTIONS FROM POLICIES CLASSIFIED AS MODIFIED ENDOWMENT CONTRACT. Policies classified as modified endowment contracts will be subject to the following tax rules: First, all distributions, including distributions upon surrender, from such a Policy are treated as ordinary income subject to tax up to the amount equal to the excess (if any) of the Cash Value immediately before the distribution over the investment in the Policy (described below) at such time. Second, Policy Loans taken from, or secured by, such a Policy, as well as due but unpaid interest thereon, are treated as distributions from such a Policy and taxed accordingly. Third, a 10 percent additional income tax is imposed on the portion of any distribution from, or Policy Loan taken from or secured by, such a Policy that (a) is included in income, except where the distribution or Policy Loan is made on or after the Owner attains age 59 1/2, (b) is attributable to the Owner's becoming disabled, or
(c) is part of a series of substantially equal periodic payments for the life (or life expectancy) of the Owner or the joint lives (or joint life expectancies) of the Owner and the Owner's Beneficiary.

4. DISTRIBUTIONS FROM POLICIES NOT CLASSIFIED AS MODIFIED ENDOWMENT CONTRACT. Distributions from Policies not classified as a modified endowment contracts are generally treated as first recovering the investment in the Policy (described below) and then, only after the return of all such investment in the Policy, as distributing taxable income. An exception to this general rule occurs in the case of a decrease in the Policy's death benefit (possibly including a partial withdrawal) or any other change that reduces benefits under the Policy in the first 15 years after the Policy is issued and that results in cash distribution to the Owner in order for the Policy to continue complying with the Section 7702 definitional limits. Such a cash distribution will be taxed in whole or in part as ordinary income (to the extent of any gain in the Policy) under rules prescribed in Section 7702.

Policy Loans from, or secured by, a Policy that is not a modified endowment contract are not treated as distributions. Instead, such loans are treated as indebtedness of the Owner.

Upon a complete surrender or lapse of a Policy that is not a modified endowment contract, if the amount received plus the amount of indebtedness exceeds the total investment in the Policy, the excess will generally be treated as ordinary income subject to tax.

Neither distributions (including distributions upon surrender or lapse) nor Policy Loans from, or secured by, a Policy that is not a modified endowment contract are subject to the 10 percent additional income tax.

If a Policy which is not a modified endowment contract subsequently becomes a modified endowment contract, then any distribution made from the Policy within two years prior to the date of such change in status may become taxable.

5. POLICY LOANS. Generally, interest paid on any loan under a life insurance Policy owned by an individual is not deductible. In addition, interest on any loan under a life insurance Policy owned by a business taxpayer on the life of any individual who is an officer of or is financially interested in the business carried on by that taxpayer is deductible only under certain very limited circumstances. AN OWNER SHOULD CONSULT A COMPETENT TAX ADVISER BEFORE DEDUCTING ANY LOAN INTEREST. If a Policy Loan is outstanding when a Policy is canceled or lapses, the amount of the outstanding Indebtedness will be added to the amount distributed and will be taxed accordingly.

6. INTEREST EXPENSE ON UNRELATED INDEBTEDNESS. Under provisions added to the Code in 1997 for policies issued after June 8, 1997, if a business taxpayer owns or is the beneficiary of a Policy on the life of any individual who is not an officer, director, employee, or 20 percent owner of the business, and the taxpayer also has debt unrelated to the Policy, a portion of the taxpayer's unrelated interest expense deductions may be lost. No business taxpayer should purchase, exchange, or increase the death benefit under a Policy on the life of any individual who is not an officer, director, employee, or 20 percent owner of the business without first consulting a competent tax Advisor.

7. INVESTMENT IN THE POLICY. Investment in the Policy means (i) the aggregate amount of any premiums or other consideration paid for a Policy, minus (ii) the aggregate amount received under the Policy which is excluded from gross income of the

Owner (except that the amount of any Policy Loan from, or secured by, a Policy that is a modified endowment contract, to the extent such amount is excluded from gross income, will be disregarded), plus (iii) the amount of any Policy Loan from, or secured by, a Policy that is a modified endowment contract to the extent that such amount is included in the gross income of the Owner.

8. MULTIPLE POLICIES. All modified endowment contracts that are issued by the Company (or its affiliates) to the same Owner during any calendar year are treated as one modified endowment contract for purposes of determining the amount includible in gross income under Section 72(e) of the Code.

9. POSSIBLE CHARGE FOR TAXES. At the present time, the Company makes no charge to the Separate Account for any Federal, state, or local taxes (as opposed to Premium Tax Charges which are deducted from premium payments) that it incurs which may be attributable to such Separate Account or to the Policies. The Company, however, reserves the right in the future to make a charge for any such tax or other economic burden resulting from the application of the tax laws that it determines to be properly attributable to the Separate Account or to the Policies.

                    UNISEX REQUIREMENTS UNDER MONTANA LAW

The State of Montana generally prohibits the use of actuarial tables that distinguish between men and women in determining premiums and Policy benefits for policies issued on the lives of their residents. Therefore, all Policies offered by this Prospectus to insure residents of Montana will have premiums and benefits which are based on actuarial tables that do not differentiate on the basis of sex.

                SAFEKEEPING OF THE SEPARATE ACCOUNT'S ASSETS

General American holds the assets of the Separate Account in a custodial account in its name at the Bank of New York. The Company maintains records of all purchases and redemptions of applicable Fund shares by each of the Divisions. Additional protection for the assets of the Separate Account is afforded by a blanket fidelity bond issued by Lloyd's Underwriters in the amount of five million dollars, covering all officers and employees of the Company who have access to the assets of the Separate Account.

                                VOTING RIGHTS

Based on its understanding of current applicable legal requirements, the Company will vote the shares of the Funds held in the Separate Account at regular and special shareholder meetings of the mutual funds in accordance with the instructions received from persons having voting interests in the corresponding Divisions of the Separate Account. If, however, the 1940 Act or any regulation thereunder should be amended or if the present interpretation thereof should change, and as a result the Company determines that it is permitted to vote shares of the Fund in its own right, it may elect to do so. No voting privileges apply to the Policies with respect to Cash Value removed from the Separate Account as a result of a Policy Loan.

The number of votes which an Owner has the right to instruct will be calculated separately for each Division. Voting rights reflect the dollar value of the total number of units of each Division of the Separate Account credited to the Owner at the record date, rather than the number of units alone. Fractional shares will be counted. The number of votes of the Fund which the Owner has the right to instruct will be determined as of the date coincident with the date established by that Fund for determining shareholders eligible. Voting instructions will be solicited by written communications prior to such meeting in accordance with procedures established by the mutual funds.

The company will vote shares of a Fund for which no timely instructions are received in proportion to the voting instructions which are received with respect to that Fund. The Company will also vote any shares of the Funds which are not attributable to Policies in the same proportion.

Each person having a voting interest in a Division will receive any proxy material, reports, and other materials relating to the appropriate Fund.

DISREGARD OF VOTING INSTRUCTIONS. The Company may, when required by state insurance regulatory authorities, disregard voting instructions if the instructions require that the shares be voted so as to cause a change in the subclassification or investment objective of the Fund or to approve or disapprove an investment Advisory contract for a Fund. In addition, the Company itself may disregard voting instructions in favor of changes initiated by an Owner in the investment policy or the investment adviser or sub-adviser of a Fund if the Company reasonably disapproves of such changes. A proposed change would be disapproved only if the proposed change is contrary to state law or prohibited by state regulatory authorities, or the Company determined that the change would have an adverse effect on its General Account in that the proposed investment policy for a Fund may result in overly speculative or unsound investments. If the Company disregards voting instructions, a summary of that action and the reasons for such action will be included in the next annual report to Owners.

                       STATE REGULATION OF THE COMPANY

The Company, a stock life insurance company organized under the laws of Missouri, and the Separate Account are subject to regulation by the Missouri Department of Insurance. An annual statement is filed with the Director of Insurance on or before March 1st of each year covering the operations and reporting on the financial condition of the Company as of December 31 of the preceding year. Periodically, the Director of Insurance examines the liabilities and reserves of the Company and the Separate Account and certifies their adequacy, and a full examination of the Company's operations is conducted by the National Association of Insurance Commissioners at least once every three years.

In addition, the Company is subject to the insurance laws and regulations of other states within which it is licensed or may become licensed to operate. Generally, the insurance departments of other states apply the laws of the state of domicile in determining permissible investments.

                                           MANAGEMENT OF THE COMPANY

                                                                    PRINCIPAL OCCUPATION (S)
                    NAME                                             DURING PAST FIVE YEARS*
                    ----                                             -----------------------


PRINCIPAL OFFICERS **
---------------------

Barry C. Cooper                               Vice President and Controller, 2/2000-present.  Vice President -
                                              Finance, GenAmerica Management Corp., 3/2000-present.  Vice
                                              President and Controller, 2/99-3/2000.  Second Vice President and
                                              Associate Controller, 6/95-2/99.

Kevin C. Eichner                              Chief Executive Officer, 9/2000-present. President, 2/2000-
                                              present. President, Chief Executive Officer, and Director,
                                              GenAmerica Financial Corporation, 9/2000-present. Executive Vice
                                              President of General American and President and Chairman of
                                              GenMark. Chairman and Chief Executive Officer of Security Equity
                                              Life Insurance Company. Chairman of Walnut Street Securities,
                                              10/97-present. President and CEO, Collaborative Strategies,
                                              1983-present. Chairman of both GeneraLife companies. President,
                                              GenAm Holding Company. Chairman, General American Distributors,
                                              Inc.

Richard D. Evans                              Senior Vice President, 1/99-present.  Regional Vice President,
                                              7/95-1/99.

Timothy J. Klopfenstein                       Chief Financial Officer, GenAmerica Financial Corp.,
                                              1/2001-present.  Vice President and CFO - Individual Line,
                                              6/99-12/2000.  Actuarial Consultant, 6/98-5/99.  Vice President,
                                              Connecticut General Life Insurance, 1/98-5-98.  Vice President,
                                              Healthsource - Provident Administrators, 6/95-12/97.

Donald Lambert                                Vice President-10/2000-present.  Vice President, GenServe,
                                              1998-present.  Regional Vice President, 1990-1998.

Leland J. Launer, Jr.                         Treasurer-1/2001-present.  Treasurer, Metropolitan Life Insurance
                                              Company, 2/2000-present.

Richard A. Liddy                              Chairman, 9/2000-present.  Chairman, President and CEO,
                                              1/95-9/2000.  Chairman of the Executive Committee, 5/92-9/2000.
                                              President and CEO, 5/92-1/95.

Matthew P. McCauley                           Vice President, General Counsel, and Secretary, 1/2001-present.
                                              Vice President, Associate General Counsel, 1/95-1/2001.

Daniel J. McDonald                            Senior Vice President-10/2000-present.  Senior Vice President -
                                              Special Markets, 8/99-10/2000.  President, Applied Innovative
                                              Monetary Solutions, 9/96-8/2000.  Regional CEO, Lincoln Financial
                                              Group, 5/92-9/96.

Richard J. Miller                             Senior Vice President - GenAmerica Advisory Sales, 8/2000-present.
                                              President and CEO, Walnut Street Securities, 1/97-present.  General
                                              Agent, Wrenshall-Miller Agency, 1989-1/97.

Jerome M. Mueller                             Senior Vice President - National Marketing, 4/98-present.  Senior
                                              Vice President, Mercantile Bancorporation, 9/91-4/98.



                                     46


John E. Petersen                              Senior Vice President - Sales, 10/2000-present.  Vice President -
                                              Sales, 1/99-10/2000.  Regional Vice President, 1/92-1/99.

William S. Slater                             Senior Vice President, 10/2000-present.  Chief Executive Officer,
                                              General American Retirement Plans Group, 9/99-present.  Vice
                                              President, Retirement Plans Group, 1/99-9/2000.  Executive Vice
                                              President, Genelco, 6/97-12/98.  Vice President Pension Sales &
                                              Client Services, New England Life Insurance Co., 1/95-6/97.

Bernard H. Wolzenski                           Executive Vice President-Individual Insurance, 10/91-present.

A. Greig Woodring                             President and Chief Executive Officer, Reinsurance Group of America,
                                              12/92-present.


*    All positions listed are with General American unless otherwise indicated.
**   The principal business address of Messrs. Eichner, Cooper, McCauley, Liddy, Evans, Lambert, McDonald,
     Miller, Mueller, Petersen, Slater and Wolzenski is General American Life Insurance Company, 700 Market
     Street, St. Louis, Missouri 63101. The principal business address for Mr. Woodring is 1370 Timberlake
     Manor Parkway, Chesterfield, MO 63017. The principal business address for Mr. Klopfenstein is 13045
     Tesson Ferry Road, St. Louis, MO 63128. The principal business address for Mr. Launer is Metropolitan
     Life Insurance Company, One Madison Avenue, New York, NY 10010.

                                                                     PRINCIPAL OCCUPATION (S)
                    NAME                                             DURING PAST FIVE YEARS*
                    ----                                             -----------------------

DIRECTORS
---------

James M. Benson                               President - Individual Business, MetLife
Metropolitan Life Insurance Company
One Madison Avenue
New York, NY 10010

August A. Busch III                           Chairman of the Board and President, Anheuser-Busch Companies, Inc.
Anheuser-Busch Companies, Inc.
One Busch Place
St. Louis, Missouri 63118

William E. Cornelius                          Retired Chairman and Chief Executive Officer, Union Electric Company
Union Electric Company
P.O.  Box 149
St. Louis, Missouri 63166

John C. Danforth                              Partner, Bryan Cave (law firm).  Formerly, U.S. Senator, State of
Bryan Cave                                    Missouri
One Metropolitan Square, Suite 3600
St. Louis, Missouri 63102

Kevin C. Eichner                              President and Chief Executive Officer, General American
General American Life Insurance Co.
700 Market Street
St. Louis, MO 63101


Richard A. Liddy                              Chairman, General American
General American Life Insurance Co.
700 Market Street
St. Louis, MO 63101

Stewart G. Nagler                             Vice Chairman of Board and Chief Financial Officer, MetLife
Metropolitan Life Insurance Company
One Madison Avenue
New York, NY 10010

Craig D. Schnuck                              Chairman and Chief Executive Officer, Schnuck Markets, Inc.
Schnuck Markets, Inc.
11420 Lackland Road
P.O. Box 46928
St. Louis, Missouri  63146

William P. Stiritz                            Chairman, Chief Executive Officer and President, Agribrands
Agribrands International, Inc.                International, Inc.  Formerly Chairman, Chief Executive Officer and
9811 So. Forty Drive                          President, Ralston Purina Company (pet food, batteries, and bread
St. Louis, Missouri 63124                     business).  Chairman, Ralcorp Holdings, Inc.

Andrew C. Taylor                              Chief Executive Officer and President, Enterprise Rent-A-Car
Enterprise Rent-A-Car
600 Corporate Park Drive
St. Louis, Missouri 63105






                                     48



Robert L. Virgil                              Principal, Edward Jones
Edward Jones
12555 Manchester
St. Louis, Missouri  63131-3729

Lisa M. Weber                                 Executive Vice President - Human Resources, MetLife
Metropolitan Life Insurance Company
One Madison Avenue
New York, NY 10010

Virginia V. Weldon, M.D.                      Director, Center for the Study of American Business, Washington
Monsanto Company                              University.  Retired Senior Vice President, Public Policy, Monsanto
800 North Lindbergh                           Company
St. Louis, Missouri  63167


* All positions listed are with General American unless otherwise indicated.

                                LEGAL MATTERS

All matters of Missouri law pertaining to the Policy, including the validity of the Policy and General American's right to issue the Policy under Missouri insurance law, have been passed upon by Matthew P. McCauley, Vice President, General Counsel, and Secretary of General American.

                              LEGAL PROCEEDINGS

There are no legal proceedings to which the Separate Account is a party or to which the assets of the Separate Account are subject. General American is not involved in any litigation that is of material importance in relation to its total assets or that relates to the Separate Account.

                                   EXPERTS

The financial statements as of and for the year ended December 31, 2000 of the Company and the Separate Account included in this Prospectus and in the registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the registration statement, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of the Company as of and for the year ended December 31, 1999, and the statement of changes in net assets of the Separate Account for the year ended December 31, 1999, have been included in this Prospectus in reliance on the reports of KPMG LLP, independent certified public accountants, and on the authority of said firm as experts in accounting and auditing.

Actuarial matters included in this Prospectus have been examined by Karen A. King, FSA, MAAA, Assistant Vice President and Actuary of General American, as stated in the opinion filed as an exhibit to the registration statement.

                           ADDITIONAL INFORMATION

A registration statement has been filed with the Securities and Exchange Commission, under the Securities Act of 1933, as amended, with respect to the Policy offered hereby. This Prospectus does not contain all the information set forth in the registration statement and the amendments and exhibits to the registration statement, to all of which reference is made for further information concerning the Separate Account, General American and the Policy offered hereby. Statements contained in this Prospectus as to the contents of the Policy and other legal instruments are summaries. For a complete statement of the terms thereof reference is made to such instruments as filed.

                            FINANCIAL STATEMENTS

The financial statements of General American which are included in this Prospectus should be distinguished from the financial statements of the Separate Account, and should be considered only as bearing on the ability of General American to meet its obligations under the Policy. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.

                                 APPENDIX A
               Illustrations of Death Benefits and Cash Values

The following tables illustrate how the Cash Value, Cash Surrender Value, and death benefit of a Policy change with the investment experience of a Division of the Separate Account. The tables show how the Cash Value, Cash Surrender Value, and death benefit of a Policy issued to an insured of a given age and at a given premium would vary over time if the investment return on the assets held in each Division of the Separate Account were a uniform, gross, after-tax annual rate of 0%, 6%, or 12%. The tables illustrate Policies issued in Missouri (using a 2% premium tax rate and a 1.3% federal tax charge) to a male, age 45 in a preferred nonsmoker rate class. If the insured falls into a smoker rate class, the Cash Values, Cash Surrender Values, and death benefits would be lower than those shown in the tables. In addition, the Cash Values, Cash Surrender Values, and death benefits would be different from those shown if the gross annual investment rates of return averaged 0%, 6%, and 12% over a period of years, but fluctuated above and below those averages for individual Policy Years.

The Cash Value column under the "Guaranteed" heading shows the accumulated value of the Net Premiums paid at the stated interest rate, reflecting deduction of all policy charges described in this prospectus at the guaranteed maximum rate. The Cash Surrender Value column under the "Guaranteed" heading shows the projected Cash Surrender Value of the Policy, which is calculated by taking the Cash Value under the "Guaranteed" heading and adding any appropriate Cash Surrender Value Adjustment. The Cash value column under the "Current" heading shows the accumulated value of the Net Premiums paid at the stated interest rate, reflecting deduction of all policy charges as described in this prospectus at the current rate. The Cash Surrender Value column under the "Current" heading shows the projected Cash Surrender Value of the Policy, which is calculated by taking the Cash Value under the "Current" heading and adding any appropriate Cash Surrender Value Adjustment. The illustrations of cash surrender values include the Cash Surrender Value Adjustment, but the adjustment is only added to the Cash Surrender Value when a full surrender for cash is requested. The illustrations of death benefits reflect the above assumptions. The death benefits also vary between tables depending upon whether Death Benefit Options A or C (Level Type) or Death Benefit Option B (Increasing Type) are illustrated.

The amounts deducted from the Cash Value in the illustrations include the sales charge, premium tax, federal tax charge, selection and issue expense charge, monthly administrative charge, and cost of insurance. These charges are described in the prospectus under Charges and Deductions.

The amounts shown for Cash Value, Cash Surrender Value, and death benefit reflect charges that produce an investment rate of return that is lower than the gross return on the assets held in a Division of the Separate Account. The charges include a charge for mortality and expense risk (equivalent to
 .55% for Policy Years 1-10, .45% for Policy Years 11-20, and .35% thereafter), and an assumed .85% charge for the investment Advisory fee and Fund administrative expenses combined, based on the average Fund expense for all available investment Funds. The actual investment advisory fee applicable to each Division is shown in the respective Prospectuses of each Fund. After deduction for these amounts, the illustrated gross annual investment rates of return of 0%, 6%, and 12% correspond to approximate initial net annual rates of -1.40%, 4.60%, and 10.60%, respectively. The Prospectuses for each Fund should be consulted for details about the nature and extent of their expenses.

The hypothetical values shown in the tables do not reflect any charges for Federal income taxes against the Separate Account (as opposed to Premium Charges which are deducted from premium payments), since General American is not currently making any such charges. However, such charges may be made in the future and, in that event, the gross annual investment rate of return of the Divisions of the Separate Account would have to exceed 0%, 6%, and 12% by an amount sufficient to cover the tax charges in order to produce the death benefit and Cash Value illustration. (See Federal Tax Matters.)

The tables illustrate the Policy values that would result based upon the investment rates of return if premiums are paid as indicated, if all Net Premiums are allocated to the Separate Account, if no Policy Loans have been made. The tables are also based on the assumptions that the Owner has not requested an increase or decrease in the Face Amount, that no partial withdrawals have been made, that no transfer charges were incurred, and that no optional riders have been requested.

Upon request, General American will provide a comparable illustration based upon the proposed Insured's age, sex, and rate class, the Face Amount or premium requested, the proposed frequency of premium payments, and any available riders requested.

                                        GENERAL AMERICAN LIFE INSURANCE COMPANY
                                       FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE


POLICY FACE AMOUNT: $957,740                                                        MALE PREFERRED NONSMOKER AGE 45
DEATH BENEFIT LEVEL (OPTION A)                                                             ANNUAL PREMIUM = $50,000


FOR SEPARATE ACCOUNT ELEVEN A HYPOTHETICAL GROSS ANNUAL RATE OF RETURN OF 0.00% (NET RATE OF -1.40%)



                                             ASSUMING CURRENT CHARGES                  ASSUMING GUARANTEED CHARGES
                                             ------------------------                  ---------------------------

  END                         PREMIUM       CASH                                       CASH
  OF             ANNUAL        ACCUM      SURRENDER     CASH      DEATH              SURRENDER     CASH      DEATH
 YEAR     AGE   PAYMENT         @ 5%        VALUE       VALUE    BENEFIT               VALUE       VALUE    BENEFIT
----------------------------------------------------------------------------------------------------------------------

   1      46     50,000        52,500       46,816      41,558   957,740               44,657      39,398   957,740
   2      47     50,000       107,625       90,233      83,365   957,740               86,144      79,277   957,740
   3      48     50,000       165,506      132,788     124,312   957,740              126,975     118,498   957,740
   4      49     50,000       226,282      173,131     164,559   957,740              165,649     157,076   957,740
   5      50     25,688       264,568      190,924     182,153   957,740              181,699     172,928   957,740
   6      51         -        277,796      182,801     176,150   957,740              171,660     165,008   957,740
   7      52         -        291,686      173,858     170,130   957,740              160,541     156,813   957,740
   8      53         -        306,271      164,090     164,090   957,740              148,282     148,282   957,740
   9      54         -        321,584      158,012     158,012   957,740              139,361     139,361   957,740
  10      55         -        337,663      151,871     151,871   957,740              129,969     129,969   957,740
  11      56         -        354,547      147,344     147,344   957,740              121,770     121,770   957,740
  12      57         -        372,274      142,631     142,631   957,740              112,938     112,938   957,740
  13      58         -        390,888      137,692     137,692   957,740              103,419     103,419   957,740
  14      59         -        410,432      132,557     132,557   957,740               93,140      93,140   957,740
  15      60         -        430,954      127,250     127,250   957,740               81,979      81,979   957,740
  16      61         -        452,501      121,464     121,464   957,740               69,810      69,810   957,740
  17      62         -        475,126      115,260     115,260   957,740               56,490      56,490   957,740
  18      63         -        498,883      108,590     108,590   957,740               41,817      41,817   957,740
  19      64         -        523,827      101,404     101,404   957,740               25,555      25,555   957,740
  20      65         -        550,018       93,639      93,639   957,740                7,433       7,433   957,740
  21      66         -        577,519       85,317      85,317   957,740                   -           -         -
  22      67         -        606,395       76,256      76,256   957,740                   -           -         -
  23      68         -        636,715       66,351      66,351   957,740                   -           -         -
  24      69         -        668,550       55,490      55,490   957,740                   -           -         -
  25      70         -        701,978       43,547      43,547   957,740                   -           -         -
  26      71         -        737,077       30,385      30,385   957,740                   -           -         -
  27      72         -        773,931       15,855      15,855   957,740                   -           -         -
  28      73         -        812,627           -           -        -                     -           -         -
  29      74         -        853,258           -           -        -                     -           -         -
  30      75         -        895,921           -           -        -                     -           -         -



CURRENT VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
RATES FOR THE EXACT COMBINATION OF PREMIUMS AND BENEFITS SHOWN.

GUARANTEED VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
RATES.

THE HYPOTHETICAL INVESTMENT RATE OF RETURN SHOWN ABOVE IS ILLUSTRATIVE ONLY
AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE RESULTS. ACTUAL
INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND UPON
A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATION MADE BY THE POLICY
OWNER AND THE INVESTMENT RESULTS OF THE FUNDS SELECTED. THE CASH VALUE, CASH
SURRENDER VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE
SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED THE RATE SHOWN ABOVE OVER A
PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR
INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY,
GENERAL AMERICAN DISTRIBUTORS, INC., THE FUNDS, OR ANY REPRESENTATIVE
THEREOF, THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE
YEAR, OR SUSTAINED OVER ANY PERIOD OF TIME.

ILLUSTRATED VALUES SHOWN ABOVE ARE AS OF THE END OF THE POLICY YEARS
INDICATED AND ASSUME ANY ADDITIONAL PREMIUMS SHOWN ARE RECEIVED ON THE
POLICY ANNIVERSARIES. ILLUSTRATED VALUES ASSUME ALL PREMIUM TAXES ARE PAID
BY THE COMPANY.

                                        GENERAL AMERICAN LIFE INSURANCE COMPANY
                                       FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE


POLICY FACE AMOUNT: $957,740                                                        MALE PREFERRED NONSMOKER AGE 45
DEATH BENEFIT LEVEL (OPTION A)                                                             ANNUAL PREMIUM = $50,000


FOR SEPARATE ACCOUNT ELEVEN A HYPOTHETICAL GROSS ANNUAL RATE OF RETURN OF 6.00% (NET RATE OF 4.60%)



                                             ASSUMING CURRENT CHARGES                  ASSUMING GUARANTEED CHARGES
                                             ------------------------                  ---------------------------

  END                         PREMIUM       CASH                                       CASH
  OF             ANNUAL        ACCUM      SURRENDER     CASH      DEATH              SURRENDER     CASH      DEATH
 YEAR     AGE   PAYMENT         @ 5%        VALUE       VALUE    BENEFIT               VALUE       VALUE    BENEFIT
----------------------------------------------------------------------------------------------------------------------

   1      46     50,000        52,500       49,418      44,159   957,740               47,190      41,932   957,740
   2      47     50,000       107,625       98,113      91,246   957,740               93,772      86,904   957,740
   3      48     50,000       165,506      148,704     140,228   957,740              142,346     133,870   957,740
   4      49     50,000       226,282      199,926     191,353   957,740              191,512     182,940   957,740
   5      50     25,688       264,568      230,201     221,431   957,740              219,567     210,796   957,740
   6      51         -        277,796      234,809     228,158   957,740              221,685     215,034   957,740
   7      52         -        291,686      238,856     235,128   957,740              222,881     219,153   957,740
   8      53         -        306,271      242,352     242,352   957,740              223,101     223,101   957,740
   9      54         -        321,584      249,827     249,827   957,740              226,826     226,826   957,740
  10      55         -        337,663      257,548     257,548   957,740              230,255     230,255   957,740
  11      56         -        354,547      267,374     267,374   957,740              235,207     235,207   957,740
  12      57         -        372,274      277,493     277,493   957,740              239,835     239,835   957,740
  13      58         -        390,888      287,891     287,891   957,740              244,090     244,090   957,740
  14      59         -        410,432      298,615     298,615   957,740              247,908     247,908   957,740
  15      60         -        430,954      309,713     309,713   957,740              251,183     251,183   957,740
  16      61         -        452,501      320,962     320,962   957,740              253,804     253,804   957,740
  17      62         -        475,126      332,438     332,438   957,740              255,644     255,644   957,740
  18      63         -        498,883      344,131     344,131   957,740              256,528     256,528   957,740
  19      64         -        523,827      356,034     356,034   957,740              256,250     256,250   957,740
  20      65         -        550,018      368,134     368,134   957,740              254,571     254,571   957,740
  21      66         -        577,519      380,786     380,786   957,740              251,496     251,496   957,740
  22      67         -        606,395      393,639     393,639   957,740              246,545     246,545   957,740
  23      68         -        636,715      406,667     406,667   957,740              239,416     239,416   957,740
  24      69         -        668,550      419,848     419,848   957,740              229,776     229,776   957,740
  25      70         -        701,978      433,159     433,159   957,740              217,192     217,192   957,740
  26      71         -        737,077      446,579     446,579   957,740              201,064     201,064   957,740
  27      72         -        773,931      460,089     460,089   957,740              180,159     180,159   957,740
  28      73         -        812,627      473,681     473,681   957,740              154,385     154,385   957,740
  29      74         -        853,258      487,336     487,336   957,740              122,038     122,038   957,740
  30      75         -        895,921      501,022     501,022   957,740               81,603      81,603   957,740



CURRENT VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
RATES FOR THE EXACT COMBINATION OF PREMIUMS AND BENEFITS SHOWN.

GUARANTEED VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
RATES.

THE HYPOTHETICAL INVESTMENT RATE OF RETURN SHOWN ABOVE IS ILLUSTRATIVE ONLY
AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE RESULTS. ACTUAL
INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND UPON
A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATION MADE BY THE POLICY
OWNER AND THE INVESTMENT RESULTS OF THE FUNDS SELECTED. THE CASH VALUE, CASH
SURRENDER VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE
SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED THE RATE SHOWN ABOVE OVER A
PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR
INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY,
GENERAL AMERICAN DISTRIBUTORS, INC., THE FUNDS, OR ANY REPRESENTATIVE
THEREOF, THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE
YEAR, OR SUSTAINED OVER ANY PERIOD OF TIME.

ILLUSTRATED VALUES SHOWN ABOVE ARE AS OF THE END OF THE POLICY YEARS
INDICATED AND ASSUME ANY ADDITIONAL PREMIUMS SHOWN ARE RECEIVED ON THE
POLICY ANNIVERSARIES. ILLUSTRATED VALUES ASSUME ALL PREMIUM TAXES ARE PAID
BY THE COMPANY.

                                        GENERAL AMERICAN LIFE INSURANCE COMPANY
                                       FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE


POLICY FACE AMOUNT: $957,740                                                        MALE PREFERRED NONSMOKER AGE 45
DEATH BENEFIT LEVEL (OPTION A)                                                             ANNUAL PREMIUM = $50,000


FOR SEPARATE ACCOUNT ELEVEN A HYPOTHETICAL GROSS ANNUAL RATE OF RETURN OF 12.00% (NET RATE OF 10.60%)



                                             ASSUMING CURRENT CHARGES                     ASSUMING GUARANTEED CHARGES
                                             ------------------------                     ---------------------------


 END                          PREMIUM       CASH                                        CASH
  OF             ANNUAL        ACCUM     SURRENDER     CASH        DEATH              SURRENDER     CASH        DEATH
 YEAR     AGE   PAYMENT        @ 5%        VALUE       VALUE      BENEFIT               VALUE       VALUE      BENEFIT
--------------------------------------------------------------------------------------------------------------------------

   1      46     50,000        52,500       52,020      46,762     957,740               49,727      44,469     957,740
   2      47     50,000       107,625      106,309      99,442     957,740              101,710      94,843     957,740
   3      48     50,000       165,506      165,918     157,442     957,740              158,984     150,508     957,740
   4      49     50,000       226,282      230,076     221,504     957,740              220,639     212,067     957,740
   5      50     25,688       264,568      276,423     267,652     957,740              264,183     255,412     957,740
   6      51         -        277,796      299,242     292,590     957,740              283,780     277,128     957,740
   7      52         -        291,686      323,887     320,159     957,740              304,681     300,953     957,740
   8      53         -        306,271      350,649     350,649     957,740              327,097     327,097     957,740
   9      54         -        321,584      384,370     384,370     957,740              355,810     355,810     957,740
  10      55         -        337,663      421,670     421,670     957,740              387,362     387,362     957,740
  11      56         -        354,547      465,025     465,025     957,740              424,173     424,173     957,740
  12      57         -        372,274      513,026     513,026     957,740              464,801     464,801     957,740
  13      58         -        390,888      566,195     566,195     957,740              509,736     509,736     957,740
  14      59         -        410,432      625,158     625,158     957,740              559,535     559,535     957,740
  15      60         -        430,954      690,608     690,608     957,740              614,825     614,825     957,740
  16      61         -        452,501      763,189     763,189     992,145              676,347     676,347     957,740
  17      62         -        475,126      843,478     843,478   1,079,652              744,974     744,974     957,740
  18      63         -        498,883      932,176     932,176   1,174,542              821,271     821,271   1,034,802
  19      64         -        523,827    1,030,171   1,030,171   1,277,412              905,345     905,345   1,122,628
  20      65         -        550,018    1,138,446   1,138,446   1,388,904              997,955     997,955   1,217,505
  21      66         -        577,519    1,259,232   1,259,232   1,511,079            1,100,994   1,100,994   1,321,193
  22      67         -        606,395    1,392,724   1,392,724   1,657,341            1,214,413   1,214,413   1,445,151
  23      68         -        636,715    1,540,243   1,540,243   1,817,486            1,339,243   1,339,243   1,580,307
  24      69         -        668,550    1,703,251   1,703,251   1,992,804            1,476,632   1,476,632   1,727,660
  25      70         -        701,978    1,883,368   1,883,368   2,184,707            1,627,837   1,627,837   1,888,291
  26      71         -        737,077    2,082,385   2,082,385   2,394,743            1,794,220   1,794,220   2,063,353
  27      72         -        773,931    2,302,644   2,302,644   2,601,988            1,977,887   1,977,887   2,235,013
  28      73         -        812,627    2,546,549   2,546,549   2,826,670            2,181,186   2,181,186   2,421,116
  29      74         -        853,258    2,816,815   2,816,815   3,070,328            2,406,379   2,406,379   2,622,953
  30      75         -        895,921    3,116,517   3,116,517   3,334,673            2,656,332   2,656,332   2,842,275



CURRENT VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
RATES FOR THE EXACT COMBINATION OF PREMIUMS AND BENEFITS SHOWN.

GUARANTEED VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
RATES.

THE HYPOTHETICAL INVESTMENT RATE OF RETURN SHOWN ABOVE IS ILLUSTRATIVE ONLY
AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE RESULTS. ACTUAL
INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND UPON
A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATION MADE BY THE POLICY
OWNER AND THE INVESTMENT RESULTS OF THE FUNDS SELECTED. THE CASH VALUE, CASH
SURRENDER VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE
SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED THE RATE SHOWN ABOVE OVER A
PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR
INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY,
GENERAL AMERICAN DISTRIBUTORS, INC., THE FUNDS, OR ANY REPRESENTATIVE
THEREOF, THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE
YEAR, OR SUSTAINED OVER ANY PERIOD OF TIME.

ILLUSTRATED VALUES SHOWN ABOVE ARE AS OF THE END OF THE POLICY YEARS
INDICATED AND ASSUME ANY ADDITIONAL PREMIUMS SHOWN ARE RECEIVED ON THE
POLICY ANNIVERSARIES. ILLUSTRATED VALUES ASSUME ALL PREMIUM TAXES ARE PAID
BY THE COMPANY.

                                        GENERAL AMERICAN LIFE INSURANCE COMPANY
                                       FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE


POLICY FACE AMOUNT: $957,740                                                        MALE PREFERRED NONSMOKER AGE 45
DEATH BENEFIT LEVEL (OPTION B)                                                             ANNUAL PREMIUM = $50,000


FOR SEPARATE ACCOUNT ELEVEN A HYPOTHETICAL GROSS ANNUAL RATE OF RETURN OF 0.00% (NET RATE OF -1.40%)



                                              ASSUMING CURRENT CHARGES                    ASSUMING GUARANTEED CHARGES
                                              ------------------------                    ---------------------------

  END                        PREMIUM        CASH                                         CASH
  OF             ANNUAL       ACCUM       SURRENDER     CASH       DEATH               SURRENDER     CASH       DEATH
 YEAR     AGE   PAYMENT       @ 5%          VALUE       VALUE     BENEFIT                VALUE       VALUE     BENEFIT
--------------------------------------------------------------------------------------------------------------------------

   1      46     50,000        52,500       46,776      41,518     999,258               44,518      39,260     997,000
   2      47     50,000       107,625       90,080      83,213   1,040,953               85,714      78,847   1,036,587
   3      48     50,000       165,506      132,420     123,944   1,081,684              126,081     117,605   1,075,345
   4      49     50,000       226,282      172,438     163,865   1,121,605              164,099     155,526   1,113,266
   5      50     50,000       290,096      211,823     203,052   1,160,792              201,355     192,585   1,150,325
   6      51     50,000       357,100      248,204     241,552   1,199,292              235,425     228,774   1,186,514
   7      52     50,000       427,455      283,136     279,407   1,237,147              267,767     264,039   1,221,779
   8      53         -        448,828      271,416     271,416   1,229,156              253,119     253,119   1,210,859
   9      54         -        471,270      263,406     263,406   1,221,146              241,811     241,811   1,199,551
  10      55         -        494,833      255,351     255,351   1,213,091              230,035     230,035   1,187,775
  11      56         -        519,575      249,018     249,018   1,206,758              219,556     219,556   1,177,296
  12      57         -        545,554      242,495     242,495   1,200,235              208,444     208,444   1,166,184
  13      58         -        572,831      235,739     235,739   1,193,479              196,661     196,661   1,154,401
  14      59         -        601,473      228,789     228,789   1,186,529              184,148     184,148   1,141,888
  15      60         -        631,546      221,678     221,678   1,179,418              170,802     170,802   1,128,542
  16      61         -        663,124      214,055     214,055   1,171,795              156,520     156,520   1,114,260
  17      62         -        696,280      206,002     206,002   1,163,742              141,191     141,191   1,098,931
  18      63         -        731,094      197,474     197,474   1,155,214              124,656     124,656   1,082,396
  19      64         -        767,649      188,427     188,427   1,146,167              106,733     106,733   1,064,473
  20      65         -        806,031      178,802     178,802   1,136,542               87,231      87,231   1,044,971
  21      66         -        846,333      168,719     168,719   1,126,459               66,057      66,057   1,023,797
  22      67         -        888,649      157,918     157,918   1,115,658               42,982      42,982   1,000,722
  23      68         -        933,082      146,310     146,310   1,104,050               17,850      17,850     975,590
  24      69         -        979,736      133,803     133,803   1,091,543                   -           -           -
  25      70         -      1,028,723      120,301     120,301   1,078,041                   -           -           -
  26      71         -      1,080,159      105,705     105,705   1,063,445                   -           -           -
  27      72         -      1,134,167       89,913      89,913   1,047,653                   -           -           -
  28      73         -      1,190,875       72,840      72,840   1,030,580                   -           -           -
  29      74         -      1,250,419       54,368      54,368   1,012,108                   -           -           -
  30      75         -      1,312,940       34,351      34,351     992,091                   -           -           -



CURRENT VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
RATES FOR THE EXACT COMBINATION OF PREMIUMS AND BENEFITS SHOWN.

GUARANTEED VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
RATES.

THE HYPOTHETICAL INVESTMENT RATE OF RETURN SHOWN ABOVE IS ILLUSTRATIVE ONLY
AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE RESULTS. ACTUAL
INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND UPON
A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATION MADE BY THE POLICY
OWNER AND THE INVESTMENT RESULTS OF THE FUNDS SELECTED. THE CASH VALUE, CASH
SURRENDER VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE
SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED THE RATE SHOWN ABOVE OVER A
PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR
INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY,
GENERAL AMERICAN DISTRIBUTORS, INC., THE FUNDS, OR ANY REPRESENTATIVE
THEREOF, THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE
YEAR, OR SUSTAINED OVER ANY PERIOD OF TIME.

ILLUSTRATED VALUES SHOWN ABOVE ARE AS OF THE END OF THE POLICY YEARS
INDICATED AND ASSUME ANY ADDITIONAL PREMIUMS SHOWN ARE RECEIVED ON THE
POLICY ANNIVERSARIES. ILLUSTRATED VALUES ASSUME ALL PREMIUM TAXES ARE PAID
BY THE COMPANY.

                                        GENERAL AMERICAN LIFE INSURANCE COMPANY
                                       FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE


POLICY FACE AMOUNT: $957,740                                                        MALE PREFERRED NONSMOKER AGE 45
DEATH BENEFIT LEVEL (OPTION B)                                                             ANNUAL PREMIUM = $50,000


FOR SEPARATE ACCOUNT ELEVEN A HYPOTHETICAL GROSS ANNUAL RATE OF RETURN OF 6.00% (NET RATE OF 4.60%)



                                              ASSUMING CURRENT CHARGES                  ASSUMING GUARANTEED CHARGES
                                              ------------------------                  ---------------------------

  END                        PREMIUM        CASH                                        CASH
  OF             ANNUAL       ACCUM       SURRENDER     CASH      DEATH               SURRENDER     CASH      DEATH
 YEAR     AGE   PAYMENT       @ 5%          VALUE       VALUE    BENEFIT                VALUE       VALUE    BENEFIT
------------------------------------------------------------------------------------------------------------------------

   1      46     50,000        52,500       49,375      44,117  1,001,857               47,043      41,785    999,525
   2      47     50,000       107,625       97,945      91,077  1,048,817               93,297      86,429  1,044,169
   3      48     50,000       165,506      148,282     139,806  1,097,546              141,320     132,843  1,090,583
   4      49     50,000       226,282      199,101     190,529  1,148,269              189,662     181,089  1,138,829
   5      50     50,000       290,096      252,174     243,403  1,201,143              239,982     231,212  1,188,952
   6      51     50,000       357,100      305,220     298,568  1,256,308              289,929     283,277  1,241,017
   7      52     50,000       427,455      359,889     356,161  1,313,901              341,035     337,307  1,295,047
   8      53         -        448,828      368,331     368,331  1,326,071              345,364     345,364  1,303,104
   9      54         -        471,270      380,927     380,927  1,338,667              353,234     353,234  1,310,974
  10      55         -        494,833      393,940     393,940  1,351,680              360,819     360,819  1,318,559
  11      56         -        519,575      409,343     409,343  1,367,083              370,044     370,044  1,327,784
  12      57         -        545,554      425,189     425,189  1,382,929              378,909     378,909  1,336,649
  13      58         -        572,831      441,452     441,452  1,399,192              387,349     387,349  1,345,089
  14      59         -        601,473      458,187     458,187  1,415,927              395,274     395,274  1,353,014
  15      60         -        631,546      475,450     475,450  1,433,190              402,543     402,543  1,360,283
  16      61         -        663,124      492,901     492,901  1,450,641              409,007     409,007  1,366,747
  17      62         -        696,280      510,625     510,625  1,468,365              414,502     414,502  1,372,242
  18      63         -        731,094      528,583     528,583  1,486,323              418,806     418,806  1,376,546
  19      64         -        767,649      546,735     546,735  1,504,475              421,656     421,656  1,379,396
  20      65         -        806,031      565,023     565,023  1,522,763              422,769     422,769  1,380,509
  21      66         -        846,333      583,948     583,948  1,541,688              422,280     422,280  1,380,020
  22      67         -        888,649      602,915     602,915  1,560,655              419,542     419,542  1,377,282
  23      68         -        933,082      621,826     621,826  1,579,566              414,263     414,263  1,372,003
  24      69         -        979,736      640,573     640,573  1,598,313              406,142     406,142  1,363,882
  25      70         -      1,028,723      659,036     659,036  1,616,776              394,809     394,809  1,352,549
  26      71         -      1,080,159      677,089     677,089  1,634,829              379,747     379,747  1,337,487
  27      72         -      1,134,167      694,594     694,594  1,652,334              359,768     359,768  1,317,508
  28      73         -      1,190,875      711,419     711,419  1,669,159              335,253     335,253  1,292,993
  29      74         -      1,250,419      727,397     727,397  1,685,137              304,778     304,778  1,262,518
  30      75         -      1,312,940      742,317     742,317  1,700,057              267,469     267,469  1,225,209



CURRENT VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
RATES FOR THE EXACT COMBINATION OF PREMIUMS AND BENEFITS SHOWN.

GUARANTEED VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
RATES.

THE HYPOTHETICAL INVESTMENT RATE OF RETURN SHOWN ABOVE IS ILLUSTRATIVE ONLY
AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE RESULTS. ACTUAL
INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND UPON
A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATION MADE BY THE POLICY
OWNER AND THE INVESTMENT RESULTS OF THE FUNDS SELECTED. THE CASH VALUE, CASH
SURRENDER VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE
SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED THE RATE SHOWN ABOVE OVER A
PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR
INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY,
GENERAL AMERICAN DISTRIBUTORS, INC., THE FUNDS, OR ANY REPRESENTATIVE
THEREOF, THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE
YEAR, OR SUSTAINED OVER ANY PERIOD OF TIME.

ILLUSTRATED VALUES SHOWN ABOVE ARE AS OF THE END OF THE POLICY YEARS
INDICATED AND ASSUME ANY ADDITIONAL PREMIUMS SHOWN ARE RECEIVED ON THE
POLICY ANNIVERSARIES. ILLUSTRATED VALUES ASSUME ALL PREMIUM TAXES ARE PAID
BY THE COMPANY.

                                        GENERAL AMERICAN LIFE INSURANCE COMPANY
                                       FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE


POLICY FACE AMOUNT: $957,740                                                        MALE PREFERRED NONSMOKER AGE 45
DEATH BENEFIT LEVEL (OPTION B)                                                             ANNUAL PREMIUM = $50,000


FOR SEPARATE ACCOUNT ELEVEN A HYPOTHETICAL GROSS ANNUAL RATE OF RETURN OF 12.00% (NET RATE OF 10.60%)



                                            ASSUMING CURRENT CHARGES                 ASSUMING GUARANTEED CHARGES
                                            ------------------------                 ---------------------------

  END                     PREMIUM       CASH                                       CASH
  OF            ANNUAL     ACCUM      SURRENDER      CASH       DEATH            SURRENDER      CASH        DEATH
 YEAR    AGE   PAYMENT      @ 5%        VALUE       VALUE      BENEFIT             VALUE       VALUE       BENEFIT
----------------------------------------------------------------------------------------------------------------------

   1     46     50,000      52,500       51,975      46,717   1,004,457             49,571      44,313    1,002,053
   2     47     50,000     107,625      106,125      99,257   1,056,997            101,188      94,321    1,052,061
   3     48     50,000     165,506      165,439     156,962   1,114,702            157,813     149,337    1,107,077
   4     49     50,000     226,282      229,102     220,530   1,178,270            218,445     209,872    1,167,612
   5     50     50,000     290,096      299,419     290,648   1,248,388            285,241     276,471    1,234,211
   6     51     50,000     357,100      374,704     368,052   1,325,792            356,407     349,755    1,307,495
   7     52     50,000     427,455      457,276     453,548   1,411,288            434,092     430,364    1,388,104
   8     53         -      448,828      497,280     497,280   1,455,020            468,292     468,292    1,426,032
   9     54         -      471,270      545,510     545,510   1,503,250            509,665     509,665    1,467,405
  10     55         -      494,833      598,685     598,685   1,556,425            554,758     554,758    1,512,498
  11     56         -      519,575      659,536     659,536   1,617,276            606,144     606,144    1,563,884
  12     57         -      545,554      726,609     726,609   1,684,349            662,210     662,210    1,619,950
  13     58         -      572,831      800,519     800,519   1,758,259            723,407     723,407    1,681,147
  14     59         -      601,473      882,037     882,037   1,839,777            790,212     790,212    1,747,952
  15     60         -      631,546      972,011     972,011   1,929,751            863,106     863,106    1,820,846
  16     61         -      663,124    1,070,969   1,070,969   2,028,709            942,617     942,617    1,900,357
  17     62         -      696,280    1,179,952   1,179,952   2,137,692          1,029,323   1,029,323    1,987,063
  18     63         -      731,094    1,299,979   1,299,979   2,257,719          1,123,812   1,123,812    2,081,552
  19     64         -      767,649    1,432,177   1,432,177   2,389,917          1,226,705   1,226,705    2,184,445
  20     65         -      806,031    1,577,782   1,577,782   2,535,522          1,338,677   1,338,677    2,296,417
  21     66         -      846,333    1,739,732   1,739,732   2,697,472          1,461,829   1,461,829    2,419,569
  22     67         -      888,649    1,918,280   1,918,280   2,876,020          1,595,987   1,595,987    2,553,727
  23     68         -      933,082    2,115,114   2,115,114   3,072,854          1,742,148   1,742,148    2,699,888
  24     69         -      979,736    2,332,102   2,332,102   3,289,842          1,901,428   1,901,428    2,859,168
  25     70         -    1,028,723    2,571,305   2,571,305   3,529,045          2,074,999   2,074,999    3,032,739
  26     71         -    1,080,159    2,835,004   2,835,004   3,792,744          2,264,033   2,264,033    3,221,773
  27     72         -    1,134,167    3,125,724   3,125,724   4,083,464          2,469,158   2,469,158    3,426,898
  28     73         -    1,190,875    3,446,276   3,446,276   4,404,016          2,692,749   2,692,749    3,650,489
  29     74         -    1,250,419    3,799,740   3,799,740   4,757,480          2,935,556   2,935,556    3,893,296
  30     75         -    1,312,940    4,189,498   4,189,498   5,147,238          3,199,050   3,199,050    4,156,790


CURRENT VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
RATES FOR THE EXACT COMBINATION OF PREMIUMS AND BENEFITS SHOWN.

GUARANTEED VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
RATES.

THE HYPOTHETICAL INVESTMENT RATE OF RETURN SHOWN ABOVE IS ILLUSTRATIVE ONLY
AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE RESULTS. ACTUAL
INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND UPON
A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATION MADE BY THE POLICY
OWNER AND THE INVESTMENT RESULTS OF THE FUNDS SELECTED. THE CASH VALUE, CASH
SURRENDER VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE
SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED THE RATE SHOWN ABOVE OVER A
PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR
INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY,
GENERAL AMERICAN DISTRIBUTORS, INC., THE FUNDS, OR ANY REPRESENTATIVE
THEREOF, THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE
YEAR, OR SUSTAINED OVER ANY PERIOD OF TIME.

ILLUSTRATED VALUES SHOWN ABOVE ARE AS OF THE END OF THE POLICY YEARS
INDICATED AND ASSUME ANY ADDITIONAL PREMIUMS SHOWN ARE RECEIVED ON THE
POLICY ANNIVERSARIES. ILLUSTRATED VALUES ASSUME ALL PREMIUM TAXES ARE PAID
BY THE COMPANY.

                                        GENERAL AMERICAN LIFE INSURANCE COMPANY
                                       FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE


POLICY FACE AMOUNT: $                                                               MALE PREFERRED NONSMOKER AGE 45
DEATH BENEFIT LEVEL (OPTION C)                                                             ANNUAL PREMIUM = $50,000


FOR SEPARATE ACCOUNT ELEVEN A HYPOTHETICAL GROSS ANNUAL RATE OF RETURN OF 0.00% (NET RATE OF -1.40%)



                                            ASSUMING CURRENT CHARGES                 ASSUMING GUARANTEED CHARGES
                                            ------------------------                 ---------------------------

  END                        PREMIUM        CASH                                       CASH
  OF             ANNUAL       ACCUM       SURRENDER      CASH     DEATH              SURRENDER      CASH     DEATH
 YEAR     AGE   PAYMENT       @ 5%          VALUE       VALUE    BENEFIT               VALUE       VALUE    BENEFIT
----------------------------------------------------------------------------------------------------------------------

   1      46     50,000        52,500       46,816      41,558   957,740               44,657      39,398   957,740
   2      47     50,000       107,625       90,233      83,365   957,740               86,144      79,277   957,740
   3      48     50,000       165,506      132,788     124,312   957,740              126,975     118,498   957,740
   4      49     50,000       226,282      173,131     164,559   957,740              165,649     157,076   957,740
   5      50     50,000       290,096      212,953     204,183   957,740              203,781     195,010   957,740
   6      51     50,000       357,100      249,886     243,234   957,740              238,970     232,319   957,740
   7      52     50,000       427,455      285,483     281,755   957,740              272,716     268,988   957,740
   8      53         -        448,828      274,432     274,432   957,740              259,536     259,536   957,740
   9      54         -        471,270      267,101     267,101   957,740              249,765     249,765   957,740
  10      55         -        494,833      259,739     259,739   957,740              239,602     239,602   957,740
  11      56         -        519,575      254,141     254,141   957,740              230,827     230,827   957,740
  12      57         -        545,554      248,398     248,398   957,740              221,510     221,510   957,740
  13      58         -        572,831      242,473     242,473   957,740              211,601     211,601   957,740
  14      59         -        601,473      236,392     236,392   957,740              201,033     201,033   957,740
  15      60         -        631,546      230,176     230,176   957,740              189,698     189,698   957,740
  16      61         -        663,124      223,553     223,553   957,740              177,480     177,480   957,740
  17      62         -        696,280      216,575     216,575   957,740              164,250     164,250   957,740
  18      63         -        731,094      209,199     209,199   957,740              149,829     149,829   957,740
  19      64         -        767,649      201,379     201,379   957,740              134,001     134,001   957,740
  20      65         -        806,031      193,055     193,055   957,740              116,523     116,523   957,740
  21      66         -        846,333      184,357     184,357   957,740               97,259      97,259   957,740
  22      67         -        888,649      175,009     175,009   957,740               75,842      75,842   957,740
  23      68         -        933,082      164,915     164,915   957,740               51,983      51,983   957,740
  24      69         -        979,736      153,972     153,972   957,740               25,363      25,363   957,740
  25      70         -      1,028,723      142,066     142,066   957,740                   -           -         -
  26      71         -      1,080,159      129,072     129,072   957,740                   -           -         -
  27      72         -      1,134,167      114,854     114,854   957,740                   -           -         -
  28      73         -      1,190,875       99,276      99,276   957,740                   -           -         -
  29      74         -      1,250,419       82,164      82,164   957,740                   -           -         -
  30      75         -      1,312,940       63,298      63,298   957,740                   -           -         -


CURRENT VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
RATES FOR THE EXACT COMBINATION OF PREMIUMS AND BENEFITS SHOWN.

GUARANTEED VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
RATES.

THE HYPOTHETICAL INVESTMENT RATE OF RETURN SHOWN ABOVE IS ILLUSTRATIVE ONLY
AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE RESULTS. ACTUAL
INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND UPON
A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATION MADE BY THE POLICY
OWNER AND THE INVESTMENT RESULTS OF THE FUNDS SELECTED. THE CASH VALUE, CASH
SURRENDER VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE
SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED THE RATE SHOWN ABOVE OVER A
PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR
INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE
COMPANY, GENERAL AMERICAN DISTRIBUTORS, INC., THE FUNDS, OR ANY
REPRESENTATIVE THEREOF, THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE
ACHIEVED FOR ANY ONE YEAR, OR SUSTAINED OVER ANY PERIOD OF TIME.

ILLUSTRATED VALUES SHOWN ABOVE ARE AS OF THE END OF THE POLICY YEARS
INDICATED AND ASSUME ANY ADDITIONAL PREMIUMS SHOWN ARE RECEIVED ON THE
POLICY ANNIVERSARIES. ILLUSTRATED VALUES ASSUME ALL PREMIUM TAXES ARE PAID
BY THE COMPANY.

                                        GENERAL AMERICAN LIFE INSURANCE COMPANY
                                       FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE


POLICY FACE AMOUNT: $957,740                                                        MALE PREFERRED NONSMOKER AGE 45
DEATH BENEFIT LEVEL (OPTION C)                                                             ANNUAL PREMIUM = $50,000


FOR SEPARATE ACCOUNT ELEVEN A HYPOTHETICAL GROSS ANNUAL RATE OF RETURN OF 6.00% (NET RATE OF 4.60%)



                                              ASSUMING CURRENT CHARGES                 ASSUMING GUARANTEED CHARGES
                                              ------------------------                 ---------------------------

  END                        PREMIUM        CASH                                        CASH
  OF             ANNUAL       ACCUM       SURRENDER     CASH      DEATH               SURRENDER     CASH      DEATH
 YEAR     AGE   PAYMENT       @ 5%          VALUE       VALUE    BENEFIT                VALUE       VALUE    BENEFIT
------------------------------------------------------------------------------------------------------------------------

   1      46     50,000        52,500       49,418      44,159    957,740               47,190      41,932   957,740
   2      47     50,000       107,625       98,113      91,246    957,740               93,772      86,904   957,740
   3      48     50,000       165,506      148,704     140,228    957,740              142,346     133,870   957,740
   4      49     50,000       226,282      199,926     191,353    957,740              191,512     182,940   957,740
   5      50     50,000       290,096      253,572     244,801    957,740              242,993     234,222   957,740
   6      51     50,000       357,100      307,382     300,730    957,740              294,504     287,853   957,740
   7      52     50,000       427,455      363,027     359,299    957,740              347,675     343,947   957,740
   8      53         -        448,828      372,565     372,565    957,740              354,402     354,402   957,740
   9      54         -        471,270      386,396     386,396    957,740              365,052     365,052   957,740
  10      55         -        494,833      400,807     400,807    957,740              375,868     375,868   957,740
  11      56         -        519,575      417,831     417,831    957,740              388,860     388,860   957,740
  12      57         -        545,554      435,556     435,556    958,345              402,103     402,103   957,740
  13      58         -        572,831      453,992     453,992    970,190              415,604     415,604   957,740
  14      59         -        601,473      473,191     473,191    982,558              429,363     429,363   957,740
  15      60         -        631,546      493,200     493,200    995,479              443,357     443,357   957,740
  16      61         -        663,124      513,864     513,864  1,008,653              457,568     457,568   957,740
  17      62         -        696,280      535,265     535,265  1,022,228              471,978     471,978   957,740
  18      63         -        731,094      557,423     557,423  1,036,250              486,548     486,548   957,740
  19      64         -        767,649      580,360     580,360  1,050,777              501,232     501,232   957,740
  20      65         -        806,031      604,094     604,094  1,065,882              515,989     515,989   957,740
  21      66         -        846,333      629,247     629,247  1,082,676              531,308     531,308   957,740
  22      67         -        888,649      655,282     655,282  1,100,180              546,723     546,723   957,740
  23      68         -        933,082      682,216     682,216  1,118,377              562,235     562,235   957,740
  24      69         -        979,736      710,064     710,064  1,137,266              577,859     577,859   957,740
  25      70         -      1,028,723      738,845     738,845  1,156,832              593,597     593,597   957,740
  26      71         -      1,080,159      768,583     768,583  1,177,085              609,415     609,415   957,740
  27      72         -      1,134,167      799,304     799,304  1,198,109              625,063     625,063   957,740
  28      73         -      1,190,875      831,037     831,037  1,220,378              640,879     640,879   957,740
  29      74         -      1,250,419      863,814     863,814  1,243,347              656,604     656,604   957,740
  30      75         -      1,312,940      897,650     897,650  1,267,526              672,205     672,205   957,740


CURRENT VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
RATES FOR THE EXACT COMBINATION OF PREMIUMS AND BENEFITS SHOWN.

GUARANTEED VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
RATES.

THE HYPOTHETICAL INVESTMENT RATE OF RETURN SHOWN ABOVE IS ILLUSTRATIVE ONLY
AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE RESULTS. ACTUAL
INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND UPON
A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATION MADE BY THE POLICY
OWNER AND THE INVESTMENT RESULTS OF THE FUNDS SELECTED. THE CASH VALUE, CASH
SURRENDER VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE
SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED THE RATE SHOWN ABOVE OVER A
PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR
INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY,
GENERAL AMERICAN DISTRIBUTORS, INC., THE FUNDS, OR ANY REPRESENTATIVE
THEREOF, THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE
YEAR, OR SUSTAINED OVER ANY PERIOD OF TIME.

ILLUSTRATED VALUES SHOWN ABOVE ARE AS OF THE END OF THE POLICY YEARS
INDICATED AND ASSUME ANY ADDITIONAL PREMIUMS SHOWN ARE RECEIVED ON THE
POLICY ANNIVERSARIES. ILLUSTRATED VALUES ASSUME ALL PREMIUM TAXES ARE PAID
BY THE COMPANY.

                                        GENERAL AMERICAN LIFE INSURANCE COMPANY
                                       FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE


POLICY FACE AMOUNT: $957,740                                                        MALE PREFERRED NONSMOKER AGE 45
DEATH BENEFIT LEVEL (OPTION C)                                                             ANNUAL PREMIUM = $50,000


FOR SEPARATE ACCOUNT ELEVEN A HYPOTHETICAL GROSS ANNUAL RATE OF RETURN OF 12.00% (NET RATE OF 10.60%)



                                            ASSUMING CURRENT CHARGES                 ASSUMING GUARANTEED CHARGES
                                            ------------------------                 ---------------------------


  END                        PREMIUM       CASH                                        CASH
  OF             ANNUAL       ACCUM      SURRENDER     CASH       DEATH              SURRENDER     CASH       DEATH
 YEAR     AGE   PAYMENT       @ 5%         VALUE       VALUE     BENEFIT               VALUE       VALUE     BENEFIT
------------------------------------------------------------------------------------------------------------------------

   1      46     50,000        52,500       52,020      46,762    957,740               49,727      44,469    957,740
   2      47     50,000       107,625      106,309      99,442    957,740              101,710      94,843    957,740
   3      48     50,000       165,506      165,918     157,442    957,740              158,984     150,508    957,740
   4      49     50,000       226,282      230,076     221,504    957,740              220,639     212,067    957,740
   5      50     50,000       290,096      301,134     292,363    957,740              288,952     280,181    957,740
   6      51     50,000       357,100      377,458     370,806    980,034              362,269     355,617    957,740
   7      52     50,000       427,455      461,033     457,305  1,171,314              442,289     438,561  1,123,303
   8      53         -        448,828      502,103     502,103  1,246,671              479,083     479,083  1,189,515
   9      54         -        471,270      551,462     551,462  1,327,726              523,323     523,323  1,259,978
  10      55         -        494,833      605,830     605,830  1,414,910              571,572     571,572  1,334,901
  11      56         -        519,575      667,948     667,948  1,513,837              626,417     626,417  1,419,712
  12      57         -        545,554      736,341     736,341  1,620,157              686,220     686,220  1,509,876
  13      58         -        572,831      811,609     811,609  1,734,425              751,413     751,413  1,605,786
  14      59         -        601,473      894,494     894,494  1,857,371              822,457     822,457  1,707,791
  15      60         -        631,546      985,816     985,816  1,989,780              899,806     899,806  1,816,177
  16      61         -        663,124    1,086,061   1,086,061  2,131,807              983,954     983,954  1,931,383
  17      62         -        696,280    1,196,212   1,196,212  2,284,478            1,075,428   1,075,428  2,053,810
  18      63         -        731,094    1,317,219   1,317,219  2,448,710            1,174,749   1,174,749  2,183,859
  19      64         -        767,649    1,450,120   1,450,120  2,625,529            1,282,451   1,282,451  2,321,954
  20      65         -        806,031    1,596,042   1,596,042  2,816,104            1,399,093   1,399,093  2,468,602
  21      66         -        846,333    1,757,807   1,757,807  3,024,465            1,526,680   1,526,680  2,626,791
  22      67         -        888,649    1,935,480   1,935,480  3,249,555            1,664,807   1,664,807  2,795,111
  23      68         -        933,082    2,130,550   2,130,550  3,492,675            1,814,264   1,814,264  2,974,177
  24      69         -        979,736    2,344,644   2,344,644  3,755,275            1,975,930   1,975,930  3,164,728
  25      70         -      1,028,723    2,579,538   2,579,538  4,038,860            2,150,703   2,150,703  3,367,420
  26      71         -      1,080,159    2,837,186   2,837,186  4,345,151            2,339,411   2,339,411  3,582,808
  27      72         -      1,134,167    3,119,728   3,119,728  4,676,286            2,542,115   2,542,115  3,810,479
  28      73         -      1,190,875    3,429,513   3,429,513  5,036,239            2,760,937   2,760,937  4,054,437
  29      74         -      1,250,419    3,769,111   3,769,111  5,425,145            2,995,886   2,995,886  4,312,188
  30      75         -      1,312,940    4,141,254   4,141,254  5,847,658            3,247,702   3,247,702  4,585,918


CURRENT VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
RATES FOR THE EXACT COMBINATION OF PREMIUMS AND BENEFITS SHOWN.

GUARANTEED VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
RATES.

THE HYPOTHETICAL INVESTMENT RATE OF RETURN SHOWN ABOVE IS ILLUSTRATIVE ONLY
AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE RESULTS. ACTUAL
INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND UPON
A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATION MADE BY THE POLICY
OWNER AND THE INVESTMENT RESULTS OF THE FUNDS SELECTED. THE CASH VALUE, CASH
SURRENDER VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE
SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED THE RATE SHOWN ABOVE OVER A
PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR
INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY,
GENERAL AMERICAN DISTRIBUTORS, INC., THE FUNDS, OR ANY REPRESENTATIVE
THEREOF, THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE
YEAR, OR SUSTAINED OVER ANY PERIOD OF TIME.

ILLUSTRATED VALUES SHOWN ABOVE ARE AS OF THE END OF THE POLICY YEARS
INDICATED AND ASSUME ANY ADDITIONAL PREMIUMS SHOWN ARE RECEIVED ON THE
POLICY ANNIVERSARIES. ILLUSTRATED VALUES ASSUME ALL PREMIUM TAXES ARE PAID
BY THE COMPANY.

                                   PART II

UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15(d) of the Securities and Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore, or hereafter duly adopted pursuant to authority conferred in that section.

RULE 484 UNDERTAKING

Section 351.355 of the Missouri General and Business Corporation Law, in brief, allows a corporation to indemnify any person who is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, against expenses, including attorneys' fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation. When any person was or is a party or is threatened to be made a party in an action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, indemnification may be paid unless such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation. In the event of such a determination indemnification is allowed if a court determines that the person is fairly and reasonably entitled to indemnity. A corporation has the power to give any further indemnity to any person who is or was a director, officer, employee, or agent, provided for in the articles of incorporation or as authorized by any by-law which has been adopted by vote of the shareholders, provided that no such indemnity shall indemnify any person's conduct which was finally adjudged to have been knowingly fraudulent, deliberately dishonest, or willful misconduct.

In accordance with Missouri law, General American's Board of Directors, at its meeting on November 19, 1987, and the policyholders of General American at the annual meeting held on January 26, 1988, adopted the following resolutions:

     "BE IT RESOLVED THAT

     1. The company shall indemnify any person who is, or was a director, officer, or employee of the company, or is or was serving at the request of the company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any and all expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement, actually and reasonably incurred by him or her in connection with any civil, criminal, administrative, or investigative action, proceeding, or claim (including an action by or in the right of the company), by reason of the fact that he or she was serving in such capacity if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the company; provided that such person's conduct is not finally adjudged to have been knowingly fraudulent, deliberately dishonest, or willful misconduct.

     2. The indemnification provided herein shall not be deemed exclusive of any other rights to which a director, officer, or employee may be entitled under any agreement, vote of policyholders or disinterested directors, or otherwise, both as to action in his or her official capacity and as to action in another capacity which holding such office, and shall continue as to a person who has ceased to be a director, officer, or employee and shall inure to the benefit of the heirs, executors and administrators of such a person."

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

REPRESENTATIONS PURSUANT TO SECTION 26(E)

The fees and charges deducted under the Policies described in the prospectus are, in the aggregate, reasonable in relation to the services rendered, the expenses expected, and the risks assumed by General American Life Insurance Company.

                     CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:

*    The facing sheet.
* Executive Benefit Flexible Premium Variable Life Insurance prospectus, consisting of 62 pages.
*    The undertaking to file reports required by Section 15 (d) of the 1934
     Act.
*    The undertaking pursuant to Rule 484 of the 1933 Act.
*    Representations pursuant to Section 26(e) of the 1940 Act.
*    The signatures.
* Memorandum describing issuance, transfer, and redemption procedures pursuant to Rule 6e-3(T). Filed Herewith.
*    Opinion and Consent of Karen A. King, FSA, MAAA. Filed Herewith.
* The consent of KPMG LLP, Independent Certified Public Accountants. To be filed along with financial statements via pre-effective amendment.
* The consent of Deloitte & Touche LLP, Independent Certified Public Accountants. To be filed along with financial statements via pre-effective amendment.

1. The following exhibits (which correspond in number to the numbers under paragraph A of the instructions for exhibits to Form N-8B-2):

         (1) Resolution of the Board of Directors of General American Life Insurance Company authorizing establishment of the Separate Account Eleven.(1)
         (2)   Not applicable.
         (3)   (a)  Principal Underwriting Agreement. Filed Herewith.
               (b)  Proposed form of Selling Agreement. Filed Herewith.
               (c)  Commission Schedule. Filed Herewith.
         (4)   Not applicable.
         (5) The Executive Benefit Flexible Premium Variable Life Insurance policy. Filed herewith.
         (6)   (a)  Amended Charter and Articles of Incorporation of
                    General American.(2)
               (b)  Amended and Restated By-Laws of General American.(2)
         (7)   Not applicable.
         (8)   (a)  Participation Agreement with General American Capital
                    Company.(3)
               (b)  Participation Agreement with Variable Insurance
                    Products Fund.(3)
               (c)  Participation Agreement with Variable Insurance
                    Products II.(3)
               (d)  Participation Agreement with J.P. Morgan Series Trust
                    II.(3)

               (e) Participation Agreement with Van Eck Worldwide Insurance Trust.(3)
               (f) Participation Agreement with American Century Variable Portfolios.(3)
               (g)  Participation Agreement with SEI Insurance Products
                    Trust.(4)
               (h) Participation Agreement with Metropolitan Life Insurance Company.(5)
               (i) Participation Agreement with New England Investment Management, Inc.(5)
         (9)   Not applicable.
         (10) Form of application for Executive Benefit Flexible Premium Variable Life Insurance. Filed Herewith.
2. Opinion of Christopher A. Martin, Counsel of Metropolitan Life Insurance Company, as to the legality of the securities being issued. Filed Herewith.
3. No financial statements will be omitted from the prospectuses pursuant to prospectus instructions 1(b) or (c).
4.       Not applicable
5.       Financial Data Schedules.

[FN]
---------------------

(1) Incorporated by reference to the initial Registration Statement, File No. 33-48550 (VGSP), June 16, 1992.
(2) Incorporated by reference to the initial Registration Statement, File No. 333-53477 (VUL 98), May 22, 1998.
(3) Incorporated by reference to Pre-Effective Amendment No. 1 to the Registration Statement, File No. 333-53477 (VUL 98), July 31, 1998.
(4) Incorporated by reference to the Pre-Effective Amendment No. 1 to the Registration Statement, File No. 333-83625 (Destiny), March 31, 2000.
(5) Incorporated by reference to Post-Effective Amendment No. 2 to the Registration Statement, File No. 333-83625 (Destiny), May 1, 2001.

                                 SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, General American Life Insurance Company and General American Separate Account Eleven certify that, when amended as indicated, this Registration Statement will meet all of the requirements for effectiveness pursuant to Rule 481 under the Securities Act of 1933, and they have duly caused this Registration Statement to be signed on their behalf by the undersigned thereunto duly authorized, and the seal of General American Life Insurance Company to be hereunto affixed and attested, all in the City of St. Louis, State of Missouri, on the 29th day of June 2001.

                                      GENERAL AMERICAN SEPARATE ACCOUNT
                                      ELEVEN (Registrant)

(Seal)                            BY: GENERAL AMERICAN LIFE
                                      INSURANCE COMPANY (for Registrant
                                      and as Depositor)


Attest: /s/ Matthew P. McCauley       By: /s/ Kevin C. Eichner
        ---------------------------       -------------------------------------
        Matthew P. McCauley               Kevin C. Eichner,
        Secretary                         President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature                         Title                           Date
---------                         -----                           ----


                                Chairman and Director
-----------------------
Richard A. Liddy*


/s/ Kevin C. Eichner            President, Chief
-----------------------         Executive Officer and
Kevin C. Eichner                Director, Principal
                                Executive Officer


/s/ Barry C. Cooper             Vice President
-----------------------         Controller
Barry C. Cooper                 (Principal Accounting
                                Officer)

-----------------------
James M. Benson*                Director



-----------------------
August A. Busch, III*           Director



-----------------------
William E. Cornelius*           Director



-----------------------
John C. Danforth*               Director



-----------------------
Stewart G. Nagler*              Director



-----------------------
Craig D. Schnuck*               Director



-----------------------
William P. Stiritz*             Director



-----------------------
Andrew C. Taylor*               Director



-----------------------
Robert L. Virgil, Jr.*          Director



-----------------------
Lisa M. Weber*                  Director



-----------------------
Virginia V. Weldon*             Director

By     /s/ Christopher A. Martin
   ---------------------------------
      Christopher A. Martin

[FN]
* Original powers of attorney authorizing the Registrant's Secretary and Assistant Secretaries as well as Matthew P. McCauley, William L. Hutton, and Christopher A. Martin to sign this Registration Statement and Amendments thereto on behalf of the Board of Directors of General American Life Insurance Company are incorporated by reference to Post-Effective Amendment No. 4 to the Registration Statement, File No. 333-53477 (VUL 98), May 1, 2001.

                              INDEX TO EXHIBITS




Exhibit
Number                              Description
------                              -----------


i Memorandum describing issuance, transfer, and redemption procedures pursuant to Rule 6e-3(T).

ii                Opinion and Consent of Karen A. King, FSA, MAAA.

1(3)(a)           Principal Underwriting Agreement

1(3)(b)           Proposed Form of Selling Agreement

1(3)(c)           Commission Schedule

1(5)              The Executive Benefit Flexible Premium Variable Life
                  Insurance Policy.

1(10)             Form of Application

2 Opinion of Christopher A. Martin, Senior Counsel of Metropolitan Life Insurance Company